                               EXHIBIT NO. 99.1

                     FEDERAL DEPOSIT INSURANCE CORPORATION
                              1776 F STREET, N.W.
                            WASHINGTON, D.C. 20429


      FORM F-2 ANNUAL REPORT UNDER SECTION 13 OF THE SECURITIES EXCHANGE
          ACT OF 1934 AND ANNUAL DISCLOSURE STATEMENT UNDER TITLE 12, CODE OF FEDERAL REGULATIONS, SECTION 350, FOR THE FISCAL YEAR ENDED
                                 JUNE 30, 1996

                        FDIC CERTIFICATE NUMBER 28178-6
                                                -------

                            NORTHWEST SAVINGS BANK
          ------------------------------------------------------------
            (Exact name of registrant as specified in its charter)

                PENNSYLVANIA                                23-2790930
     -----------------------------------------------------------------------
      (State or other jurisdiction of                    (I.R.S. Employer
      incorporation or organization)                  Identification Number)

   LIBERTY AND SECOND STREETS, WARREN, PENNSYLVANIA            16365
   -----------------------------------------------------------------
               (Address of Principal Office)                  Zip Code

                                (814) 726-2140
                 --------------------------------------------
                 (Bank's telephone number including area code)

Securities Registered Pursuant to Section 12(b) of the Act: NONE

Securities Registered Pursuant to Section 12(g) of the Act: COMMON STOCK, PAR
                                                            -----------------
                                                            VALUE $.10 PER SHARE
                                                            --------------------
                                                              (Title of Class)

          Indicate by check mark if disclosure of delinquent filers pursuant to
Item 10 is not contained herein, and will not be contained, to the best of the Bank's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form F-2 or any amendment to this Form F-2.
[_].

          Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports) and (2) has been subject to such requirements for the past 90 days. YES X NO __.
              --

          The aggregate market value of the voting stock held by non-affiliates of the Registrant, including officers and directors and the Registrant's tax qualified employee benefit plans but excluding shares held by Northwest Bancorp, M.H.C., computed by reference to the last sale price of the Registrant's common stock on June 30, 1996, was approximately $69.7 million.

          As of June 30, 1996, there were issued and outstanding 7,176,000 shares of the Registrant's Common Stock.

          This report has not been reviewed or confirmed for accuracy or reliance by the Federal Deposit Insurance Corporation.

                      DOCUMENTS INCORPORATED BY REFERENCE

          1. Sections of the Bank's Annual Report to Stockholders for the fiscal year ended June 30, 1996 (Parts II and III).

          2. Portions of the Bank's Definitive Proxy Statement for the 1996 Annual Meeting of Stockholders are incorporated by reference into Parts I and III of this Form F-2.

                                    PART I
                                    ------
ITEM 1.  BUSINESS
-----------------

     GENERAL. Northwest Savings Bank (the "Bank") is a Pennsylvania-chartered stock savings bank headquartered in Warren, which is located in northwestern Pennsylvania. The Bank is a community-oriented institution offering traditional deposit and loan products, and through its subsidiaries, consumer finance services. The Bank's mutual savings bank predecessor was founded in 1896 as a state-chartered mutual savings and loan association, and in September 1993 converted to a state-chartered mutual savings bank. The Bank was formed on November 2, 1994, as a result of the reorganization (the "Reorganization") of the Bank's mutual predecessor into a mutual holding company structure. As a result of the Reorganization, the Bank's mutual predecessor reorganized from a Pennsylvania-chartered mutual savings bank into Northwest Bancorp, MHC, a Pennsylvania-chartered mutual holding company (the "Holding Company"); (i) formed the Bank as a new Pennsylvania-chartered capital stock savings bank subsidiary; and (ii) transferred substantially all of its assets (except for $1.0 million) and liabilities to the Bank. As part of the Reorganization, the liquidation rights of the depositors of the Bank became liquidation rights in the Holding Company. On November 4, 1994, 3,450,000 shares of the Bank's common stock (the "Common Stock") representing 29.9% of the issued and outstanding shares of the Common Stock were sold to eligible depositors of the Bank and the Bank's tax-qualified employee stock benefit plans at a price of $20.00 per share (the "Offering"). As part of the Reorganization and stock issuance, the Holding Company received 8,100,000 shares of the Bank's common stock representing 70.1% of the issued and outstanding shares. Net proceeds from the Offering totalled approximately $67 million. On May 23, 1996, the Bank completed a two-for-one stock split in the form of a stock dividend. Total shares outstanding at June 30, 1996 were 23,376,000 with 16,200,000 shares owned by the Holding Company.

     At June 30, 1996, the Bank had total assets of $1.878 billion, total deposits of $1.450 billion and shareholders equity of $190.7 million. As of June 30, 1996, the Bank operated 54 community banking offices throughout its market area in northwest, southwest and central Pennsylvania. The Bank and its wholly owned subsidiaries also operate two mortgage lending offices in Pennsylvania, four in New York and two in South Carolina, and 28 consumer lending offices throughout Pennsylvania and one consumer lending office in New York. The Bank has focused its lending activities primarily on the origination of loans secured by first mortgages on owner-occupied, one- to four-family residences. At June 30, 1996, $1.034 billion, or 72.6%, of the Bank's total loans receivable were collateralized by one- to four-family residential real estate. The Bank, directly or through its subsidiaries, also emphasizes the origination of consumer loans, including home equity, second mortgage, education and other consumer loans. At June 30, 1996, such loans totalled $252.1 million, or 17.7%, of the Bank's total loans receivable. To a lesser extent, the Bank also originates multifamily residential and commercial real estate loans, which totalled $71.7 million, or 5.0%, of the Bank's total loans receivable at June 30, 1996, and commercial business loans, which totalled $67.0 million, or 4.7%, of the Bank's total loans receivable.

     The Bank also invests in mortgage-backed securities issued or guaranteed by the United States Government or agencies thereof, which totalled $291.4 million, or 15.5%, of total assets at June 30, 1996. As part of the Bank's current strategy of maintaining high levels of liquidity, the Bank invests a portion of its assets in securities issued by the United States Government, cash and cash equivalents including deposits in other financial institutions. These investments totalled $150.4 million, or 8.00%, of total assets at June 30, 1996.

     The Bank's principal sources of funds are deposits, borrowed funds and the principal and interest payments on loans. The principal source of income is interest received from loans, mortgage-backed securities and investment securities. The Bank's principal expenses are the interest paid on deposits and the cost of employee compensation and benefits.

     The Bank's principal executive office is located at Liberty and Second Streets, Warren, Pennsylvania, and its telephone number at that address is (814) 726-2140.

MARKET AREA

     The Bank has been, and intends to continue to be, a community-oriented financial institution offering a wide variety of financial services to meet the needs of the communities it serves. The Bank is headquartered in Warren, Pennsylvania which is located in the northwestern region of the state, and the Bank has the highest concentration of deposits and loans in the portion of its office network located in northwestern Pennsylvania. Over the past eight years the Bank has expanded, primarily through acquisition, into the southwestern and central regions of Pennsylvania. As of June 30, 1996, the Bank operated in Pennsylvania 54 community banking offices, two mortgage lending offices and twenty-eight consumer finance offices, located in the following counties:
Allegheny, Armstrong, Bedford, Butler, Centre, Chester, Clarion, Clearfield, Crawford, Cumberland, Dauphin, Elk, Erie, Fayette, Indiana, Lancaster, Lebanon, Luzerne, McKean, Mifflin, Schuylkill, Venango, Warren, and Westmoreland. The Bank and its subsidiaries also operate four mortgage lending offices and one consumer finance office in western New York and two mortgage lending offices in South Carolina. The mortgage lending offices are operated to provide an additional source of mortgage loans as well as to provide additional geographic diversity to the Bank's mortgage loan portfolio. The consumer finance offices are operated through Northwest Consumer Discount Company, a subsidiary of the Bank. Northwest Consumer Discount Company provides a source of short-term consumer loans, which improve the Bank's earnings and reduce its sensitivity to interest rate risk.

     The Bank has experienced significant geographic and asset expansion during the past 20 years through internal growth as well as mergers and acquisitions of savings institutions in existing and nearby market areas. This expansion has reflected the Bank's strategy of growing in order to be more competitive and to offer a full range of customer services. In 1984, the Bank merged with Mutual Savings and Loan Association, which was headquartered in Erie, Pennsylvania, and had assets of approximately $241 million at the time of the merger. As a result of the merger, the Bank's total assets increased to approximately $530 million. In 1985 the Bank acquired Bakerstown Savings and Loan Association, which had assets of approximately $26 million and also acquired a branch office of another financial institution located in Clarion, Pennsylvania. Branch offices with deposits of $58 million located in Erie, Meadville and Warren were purchased in 1986. Butler Consumer Discount Company, with eight consumer finance offices and assets of approximately $19 million, also was purchased in 1986.

     As part of its efforts to expand its market presence outside of northwestern Pennsylvania, the Bank started a de novo office in Hershey, Pennsylvania in 1988. In March of 1990 the Bank acquired Horizon Savings Association, which had assets of approximately $34 million and offices in Lewistown and State College. In June 1990 the Bank acquired Steitz Savings and Loan with assets of approximately $58 million and with four offices in communities surrounding Lebanon. In 1991 and 1992 the Bank continued to expand by opening additional offices in Warren and Bradford, Pennsylvania. In March 1992 the Bank acquired American Federal Savings and Loan Association with assets of $119 million and five offices in northwestern Pennsylvania. In September 1993 the Bank purchased three full-service office locations in the greater Erie area with deposits of $14 million, and in June 1995 the Bank purchased four full-service offices in York and Lancaster counties with deposits of $22 million. During the fiscal year ended June 30, 1995, the Bank purchased two consumer discount companies in Jeannette and Zelienople, Pennsylvania, with loans of approximately $13.0 million and purchased a mortgage banking company headquartered in Buffalo, New York, with loan production facilities in Buffalo, Rochester, and Syracuse. During the fiscal year ended June 30, 1996, the bank acquired two financial institutions: First Federal Savings Bank of Kane with assets of $45.6 million and offices in Kane and Clarion, Pennsylvania and First National Bank of Centre Hall with assets of $39.3 million and offices in Centre Hall and State College, Pennsylvania. The Bank also acquired a full-service retail facility in Pottsville, Pennsylvania, with deposits of $23.8 million from another financial institution. In June 1996, the Bank announced that it had entered into a definitive agreement to acquire Bridgeville Savings Bank which has one office in Bridgeville, Pennsylvania and had assets of $55.7 million at March 31, 1996.

LENDING ACTIVITIES

     GENERAL. Historically, the principal lending activity of the Bank has been the origination, for retention in its portfolio, of fixed-rate and, to a lesser extent, adjustable-rate mortgage loans collateralized by one- to four-family residential real estate located in its market area. To a lesser extent, the Bank also originates loans collateralized by multifamily residential and commercial real estate, construction loans, commercial business loans and consumer loans.

     In an effort to manage interest rate risk, the Bank has sought to make its inter est-earning assets more interest rate sensitive by originating adjustable-rate loans, such as adjustable-rate mortgage loans, home equity loans, and education loans, and by originating short- and medium-term fixed-rate consumer loans. The Bank also purchases mortgage-backed securities that generally have adjustable interest rates. At June 30, 1996, approximately $209.4 million, or 14.7%, of the Bank's total loan portfolio, and $225.1 million, or 77.2%, of the Bank's mortgage-backed securities portfolio, consisted of loans or securities with adjustable interest rates. Because the Bank also originates a substantial amount of long-term fixed-rate mortgage loans collateralized by one- to four-family residential real estate, when possible, such loans are originated and underwritten according to standards that allow the Bank to resell them in the secondary mortgage market for purposes of managing interest-rate risk and liquidity. The Bank, through its mortgage banking subsidiaries, currently sells in the secondary market a limited amount of fixed-rate residential mortgage loans with maturities of more than 15 years, and retains all adjustable-rate mortgage loans and fixed-rate residential mortgage loans with maturities of 15 years or less. The Bank is primarily a portfolio lender and at any one time the Bank holds only a nominal amount of loans that may be sold. The Bank retains servicing on the mortgage loans it sells and realizes monthly service fee income. The Bank retains in its portfolio all consumer loans, multifamily residential and commercial real estate loans, and commercial business loans that it originates.

     ANALYSIS OF LOAN PORTFOLIO. Set forth below are selected data relating to the composition of the Bank's loan portfolio by type of loan as of the dates indicated.

                                                                                 At June 30,
                                          ---------------------------------------------------------------------------------------
                                              1996                   1995                    1994                      1993
                                          -----------           --------------          ---------------           ---------------
                                           Amount       Percent     Amount      Percent     Amount       Percent      Amount
                                          --------      -------    --------    ---------   --------     ---------    --------
                                                                                                           (Dollars in Thousands)
Real estate:
  One- to four-family (1).............    $1,034,242       72.6%   $  880,110      73.6%   $  837,896      75.7%   $  764,522
  multifamily and commercial..........        71,658        5.0        53,022       4.4        65,539       5.9        85,240
                                          ----------    -------    ----------    ------    ----------    ------    ----------
    Total real estate loans...........     1,105,900       77.6       933,132      78.0       903,435      81.6       849,762
Consumer:
  home equity and home
    improvement.......................        38,146        2.7        40,547       3.4        41,053       3.7        42,009
  education loans.....................        47,842        3.4        39,315       3.3        31,827       2.9        26,000
  loans on savings accounts                    6,543         .5         5,930        .5         5,313        .5         5,894
  other (2)...........................       159,532       11.2       119,611      10.0       103,945       9.4        91,595
                                          ----------    -------    ----------    ------    ----------    ------    ----------
    Total consumer loans (3)..........       252,063       17.7       205,403      17.2       182,138      16.5       165,498
Commercial business...................        67,045        4.7        56,788       4.8        20,945       1.9        17,127
                                          ----------    -------    ----------    ------    ----------    ------    ----------
      Total loans receivable, gross...     1,425,008      100.0%    1,195,323     100.0%    1,106,518     100.0%    1,032,387
                                                        =======                  ======                  ======

Deferred loan fees....................        (3,495)                  (3,772)                 (4,184)                 (4,473)
Undisbursed loan proceeds.............       (33,428)                 (14,982)                (28,563)                (17,654)
Allowance for loan losses
  (real estate loans).................        (9,662)                  (8,102)                 (8,340)                 (8,537)
Allowance for loan losses
  (other loans).......................        (3,468)                  (3,732)                 (2,898)                 (2,462)
                                          ----------               ----------              ----------              ----------
      Total loans receivable, net.....    $1,374,955               $1,164,735              $1,062,333              $  999,261
                                          ==========               ===========             ==========              ==========
                                                        At June 30,
                                            ------------------------------------
                                                          1992
                                                     ---------------
                                             Percent       Amount       Percent
                                            ---------     --------     ---------
Real estate:
  One- to four-family (1).............          74.1%    $  692,803        75.1%
  multifamily and commercial..........           8.2         63,113         6.8
                                              ------     ----------      ------
    Total real estate loans...........          82.3        755,916        81.9
Consumer:
  home equity and home
    improvement.......................           4.1         37,210         4.0
  education loans.....................           2.5         22,489         2.5
  loans on savings accounts...........           0.5          6,700         0.7
  other (2)...........................           8.9         85,592         9.3
                                              ------     ----------      ------
    Total consumer loans (3)..........          16.0        151,991        16.5
Commercial business...................           1.7         15,216         1.6
                                              ------     ----------      ------
      Total loans receivable, gross...         100.0%       923,123       100.0%
                                              ======                     ======

Deferred loan fees....................                       (3,724)
Undisbursed loan proceeds.............                      (13,250)
Allowance for loan losses
  (real estate loans).................                       (8,054)
Allowance for loan losses
  (other loans).......................                       (2,204)
                                                         ----------
      Total loans receivable, net.....                   $  895,891
                                                         ==========

__________________________________________
(1) Includes $40.1 million of loans originated and held by the Bank's subsidiaries at June 30, 1996.
(2) Consist primarily of automobile loans and secured and unsecured personal loans.
(3) Includes $63.7 million of consumer loans originated and held by the Bank's subsidiaries at June 30, 1996.


     FIXED- AND ADJUSTABLE-RATE LOANS. Set forth below are selected data regarding the dollar amounts of the Bank's total loans represented by fixed- and adjustable-rate loans at the dates indicated.

                                                                           At June 30,
                                     ------------------------------------------------------------------------------------------
                                          1996                   1995                      1994                      1993
                                     -------------         ----------------         ------------------         ----------------
                                      Amount       Percent      Amount      Percent       Amount       Percent      Amount
                                     --------     ---------    --------    ---------     --------     ---------    --------
                                                                                                          (Dollars in Thousands)
    Mortgage loans:
      Adjustable.................    $   94,426        6.6%    $  111,184        9.3%    $  104,717        9.5%    $  134,908
      Fixed......................     1,011,474       71.0        821,948       68.8        798,718       72.1        714,854
                                     ----------     ------     ----------     ------     ----------     ------     ----------
        Total mortgage loans.....     1,105,900       77.6        933,132       78.1        903,435       81.6        849,762

    Other loans:
      Adjustable.................       114,943        8.1        117,323        9.8         72,880        6.6         68,009
      Fixed......................       204,165       14.3        144,868       12.1        130,203       11.8        114,616
                                     ----------     ------     ----------     ------     ----------     ------     ----------
        Total other loans........       319,108       22.4        262,191       21.9        203,083       18.4        182,625
                                     ----------     ------     ----------     ------     ----------     ------     ----------
                                     $1,425,008      100.0%    $1,195,323      100.0%    $1,106,518      100.0%    $1,032,387
                                     ==========     ======     ==========     ======     ==========     ======     ==========
                                                At June 30,
                                     ------------------------------------
                                                    1992
                                              ----------------
                                      Percent      Amount        Percent
                                     ---------    --------      ---------
    Mortgage loans:
      Adjustable.................      13.1%     $  131,642       14.3%
      Fixed......................      69.2         624,274       67.6
                                     ------      ----------     ------
        Total mortgage loans.....      82.3         755,916       81.9
    Other loans:
      Adjustable.................       6.6          59,699        6.5
      Fixed......................      11.1         107,508       11.6
                                     ------      ----------     ------
        Total other loans........      17.7         167,207       18.1
                                     ------      ----------     ------
                                      100.0%     $  923,123      100.0%
                                     ======      ==========     ======

     LOAN MATURITY AND REPRICING SCHEDULE. The following table sets forth the maturity or period of repricing of the Bank's loan portfolio at June 30, 1996. Demand loans and loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less. Adjustable and floating-rate loans are included in the period in which interest rates are next scheduled to adjust rather than in which they contractually mature, and fixed-rate loans are included in the period in which the final contractual repayment is due.

                                                                                                      Beyond
                                          Within        1-3         3-5         5-10        10-20       20
                                          1 Year       Years       Years       Years        Years      Years        Total
                                         --------     -------     -------     --------    --------    --------    ----------
                                                                           (In Thousands)
Real estate loans:
 One- to four-family residential.......  $ 87,466     $32,939     $18,184     $183,838    $376,925    $334,890    $1,034,242
 Multifamily and commercial............     3,732      10,985       1,378        6,002      49,561           -        71,658
Consumer loans.........................   112,356      51,660      50,888       27,746       9,413           -       252,063
Commercial business loans..............    38,298       2,108       2,755        5,161      18,723           -        67,045
                                         --------     -------     -------     --------    --------    --------    ----------
  Total loans..........................  $241,852     $97,692     $73,205     $222,747    $454,622    $334,890    $1,425,008
                                         ========     =======     =======     ========    ========    ========    ==========

     FIXED- AND ADJUSTABLE-RATE LOAN SCHEDULE. The following table sets forth at June 30, 1996, the dollar amount of all fixed-rate and adjustable-rate loans due after June 30, 1997. Adjustable- and floating-rate loans are included in the period in which they are contractually due.

                                                                         Fixed            Adjustable           Total
                                                                       ----------         ----------         ----------
                                                                                         (In Thousands)
Real estate loans:
  One- to four-family residential..................................    $  929,623          $ 89,677          $1,019,300
  Multifamily and commercial.......................................        66,199             2,536              68,735
Consumer...........................................................       137,990            85,988             223,978
Commercial.........................................................        27,487            28,955              56,442
                                                                       ----------          --------          ----------
    Total..........................................................    $1,161,299          $207,156          $1,368,455
                                                                       ==========          ========          ==========

     ONE- TO FOUR-FAMILY RESIDENTIAL REAL ESTATE LOANS. The primary lending activity of the Bank and its subsidiaries consists of the origination for retention in the Bank's portfolio of owner-occupied one- to four-family residential mortgage loans secured by properties located in the Bank's market area. At June 30, 1996, $1.034 billion, or 72.6%, of the Bank's total loan portfolio consisted of one- to four-family residential mortgage loans, including residential construction loans.

     The Bank currently offers one- to four-family residential mortgage loans with terms typically ranging from 10 to 30 years, with either adjustable or fixed interest rates. Originations of fixed-rate mortgage loans versus adjustable-rate mortgage loans are monitored on an ongoing basis and are affected significantly by such things as the level of market interest rates, customer preference, the Bank's interest rate gap position and loan products offered by the Bank's competitors. Therefore, even when management's strategy is to increase the originations of adjustable-rate mortgage loans, market conditions may be such that there is greater demand for fixed-rate mortgage loans.

     The Bank's fixed-rate loans, whenever possible, are originated and underwritten according to standards that permit sale in the secondary mortgage market. Whether the Bank can or will sell fixed-rate loans into the secondary market, however, depends on a number of factors including the yield and the term of the loan, market conditions, and the Bank's current liquidity and interest rate sensitivity position. The Bank historically has been primarily a portfolio lender, and at any one time the Bank has held only a nominal amount of loans that may be sold. The Bank's current policy is to retain in its portfolio fixed-rate loans with terms of 15 years or less, and sell a limited amount of fixed-rate loans (servicing retained) with terms of more than 15 years. Moreover, the Bank is more likely to retain fixed-rate loans if its interest rate sensitivity is within acceptable limits. The Bank's mortgage loans are amortized on a monthly basis with principal and interest due each month. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers may refinance or prepay loans at their option.

     The Bank currently offers adjustable-rate mortgage loans with initial interest rate adjustment periods of one and three years, based on changes in a designated market index. The Bank determines whether a borrower qualifies for an adjustable-rate mortgage loan based on the fully indexed rate of the adjustable-rate mortgage loan at the time the loan is originated. One- to four-family residential adjustable-rate mortgage loans totalled $89.7 million, or 6.3% of the Bank's total loan portfolio at June 30, 1996.

     The primary purpose of offering adjustable-rate mortgage loans is to make the Bank's loan portfolio more interest rate sensitive. However, as the interest income earned on adjustable-rate mortgage loans varies with prevailing interest rates, such loans may not offer the Bank as predictable cash flows as long-term, fixed-rate loans. Adjustable-rate mortgage loans carry increased credit risk associated with potentially higher monthly payments by borrowers as general market interest rates increase. It is possible, therefore, that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest costs to the borrower.

     The Bank's one- to four-family residential first mortgage loans customarily include due-on-sale clauses, which are provisions giving the Bank the right to declare a loan immediately due and payable in the event, among other things, that the borrower sells or otherwise disposes of the underlying real property serving as security for the loan. Due-on-sale clauses are an important means of adjusting the rates on the Bank's fixed-rate mortgage loan portfolio, and the Bank has generally exercised its rights under these clauses.

     Regulations limit the amount that a savings bank may lend relative to the appraised value of the real estate securing the loan, as determined by an appraisal at the time of loan origination. Appraisals are generally performed by the Bank's in-house appraisal staff. Such regulations permit a maximum loan-to-value ratio of 90% for residential property and 80% for all other real estate loans. The Bank's lending policies generally limit the maximum loan-to-value ratio on both fixed-rate and adjustable-rate mortgage loans without private mortgage insurance to 80% of the lesser of the appraised value or the purchase price of the real estate that serves as collateral for the loan. The Bank makes a limited amount of one- to four-family real estate loans with loan-to-value ratios in excess of 80%. For one-to four-family real estate loans with loan-to-value ratios in excess of 80%, the Bank generally requires the borrower to obtain private mortgage insurance on the entire amount of the loan. The Bank requires fire and casualty insurance, as well as a title guaranty regarding good title, on all properties securing real estate loans made by the Bank.

     In the past, the Bank purchased loans that are serviced by other institutions and that are secured by one- to four-family residences. At June 30, 1996, the Bank's portfolio of loans serviced by others totalled $12.3 million. The Bank currently has no plans to enter into loan participations.

     Included in the Bank's $1.034 billion of one- to four-family residential real estate loans are $32.2 million, or 4.1%, of the Bank's total loan portfolio, of construction loans and land loans. The Bank offers fixed-and adjustable-rate residential construction loans primarily for the construction of owner-occupied one- to four-family residences in the Bank's market area to builders or to owners who have a contract for construction. Construction loans are generally structured to become permanent loans, and are originated with terms of up to 30 years with an allowance of up to one year for construction. During the construction phase the loans have either a fixed-rate or an adjustable interest rate that adjusts monthly and convert into either a fixed-rate or an adjustable-rate mortgage loan at the end of the construction period. Upon completion of the construction, the permanent loan is priced to reflect a rate no lower than current interest rates on one- to four-family mortgage loans. Advances are made as construction is completed. In addition, the Bank originates loans within its market area that are secured by individual unimproved or improved lots. Land loans are currently offered with fixed-rates for terms of up to 5 years. The maximum loan-to-value ratio for the Bank's land loans is 75% of the appraised value, and the maximum loan-to-value ratio for the Bank's construction loans is 80% of the lower of cost or appraised value.

     Construction lending generally involves a greater degree of credit risk than other one- to four-family residential mortgage lending. The repayment of the construction loan is often dependent upon the successful completion of the construction project. Construction delays or the inability of the borrower to sell the property once construction is completed may impair the borrower's ability to repay the loan.

     MULTIFAMILY RESIDENTIAL AND COMMERCIAL REAL ESTATE LOANS. Loans collateralized by multifamily residential and commercial real estate constituted approximately $71.7 million, or 5.0%, of the Bank's total loan portfolio at June 30, 1996. The Bank's multifamily residential real estate loans are secured by multifamily residences, such as rental properties. The Bank's commercial real estate loans are secured by nonresidential properties such as hotels, church property, and retail establishments. At June 30, 1996, a significant portion of the Bank's multifamily residential and commercial real estate loans were secured by properties located within the Bank's market area. The Bank's largest multifamily residential real estate loan relationship at June 30, 1996, had a principal balance of $4.3 million, and was collateralized by a limited-care living facility in Warren County, Pennsylvania. The Bank's largest commercial real estate loan at June 30, 1996, had a principal balance of $4.4 million and was collateralized by a nursing home and personal care facility in Westmoreland County, Pennsylvania. Multifamily residential and commercial real estate loans are offered with both adjustable interest rates and fixed interest rates. The terms of each multifamily residential and commercial real estate loan are negotiated on a case-by-case basis. The Bank generally makes multifamily residential and commercial real estate loans up to 70% of the appraised value of the property collateralizing the loan.

     Loans secured by multifamily residential and commercial real estate generally involve a greater degree of credit risk than one- to four-family residential mortgage loans and carry larger loan balances. This increased credit risk is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties, and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by multifamily residential and commercial real estate is typically dependent upon the successful operation of the related real estate property. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired.

     CONSUMER LOANS. As of June 30, 1996, consumer loans totalled $252.1 million, or 17.7%, of the Bank's total loan portfolio. The principal types of consumer loans offered by the Bank are adjustable-rate home equity lines of credit and variable-rate education loans, and fixed-rate consumer loans such as second mortgage loans, automobile loans, sales finance loans, unsecured personal loans, credit card loans, and loans secured by deposit accounts. Consumer loans are offered with maturities generally of less than ten years. The Bank's home equity lines of credit are secured by the borrower's principal residence with a maximum loan-to-value ratio, including the principal balances of both the first and second mortgage loans, of 75% or less. Such loans are offered on an adjustable-rate basis with terms of up to ten years. At June 30, 1996, the disbursed portion of home equity lines of credit totalled $38.1 million, or 15.1%, of consumer loans, with $49.3 million remaining undisbursed.

     The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's credit history and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Creditworthiness of the applicant is of primary consideration; however, the underwriting process also includes a comparison of the value of the collateral in relation to the proposed loan amount, and in the case of home equity lines of credit, the Bank obtains a title guarantee or an opinion as to the validity of title.

     Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, recreation vehicles, appliances, and furniture. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the lack of demand for used automobiles. The Bank adds a general provision on a regular basis to its consumer loan loss allowance, based on general economic conditions and prior loss experience.

     COMMERCIAL BUSINESS LOANS. The Bank currently offers commercial business loans to existing customers to finance various activities in the Bank's market area, some of which are secured in part by additional real estate collateral. At June 30, 1996, the Bank had 623 commercial business loans outstanding with an aggregate balance of $67.0 million, or 4.7% of the Bank's total loan portfolio. As of June 30, 1996, the average commercial business loan balance was approximately $108,000. On June 11, 1995, the Bank purchased a portfolio of 26 loans, with an aggregate balance of $35.0 million, made to the employee stock ownership plans ("ESOPs") of 25 different financial institutions and one investment banking company. The portfolio was purchased from the Superintendent of Banking for the State of New York, who was acting as the receiver for a New York-chartered trust company. The interest rates on these loans adjust each quarter based upon changes to either the prime rate or federal funds rate. The loans are collateralized by the stock of the financial institution which formed the ESOP, and in some cases have additional collateral in the form of cash deposits. The largest ESOP loan had a balance as of June 30, 1996 of $6.1 million and the borrower is the ESOP of a bank in New Jersey. The average balance of the loans in the portfolio was approximately $1.2 million with only three loans having a balance in excess of $2.0 million.

     Other than the aforementioned ESOP loans, the largest commercial business loan had a principal balance of $3.7 million, was to two individuals from Reading, Pennsylvania and was secured by commercial real estate and marketable securities. Commercial business loans are generally offered with adjustable interest rates and with terms of up to 15 years.

     Underwriting standards employed by the Bank for commercial business loans include a determination of the applicant's ability to meet existing obligations and payments on the proposed loan from normal cash flows generated by the applicant's business. The financial strength of each applicant also is assessed through a review of financial statements provided by the applicant.

     Commercial business loans generally bear higher interest rates than residential loans, but they also may involve a higher risk of default since their repayment is generally dependent on the successful operation of the borrower's business. The Bank generally obtains personal guarantees from the borrower or a third party as a condition to originating its commercial business loans.

     LOAN ORIGINATIONS, SOLICITATION, PROCESSING, AND COMMITMENTS. Loan originations are derived from a number of sources such as real estate broker referrals, existing customers, borrowers, builders, attorneys, and walk-in customers. All of the Bank's loan originators, except the originators for the Bank's New York-based mortgage banking subsidiary, are salaried employees, and the Bank does not pay commissions in connection with loan originations. The loan originators employed by the Bank's New York-based mortgage banking subsidiary are paid a commission based upon the loans they originate. Upon receiving a loan application, the Bank obtains a credit report and employment verification to verify specific information relating to the applicant's employment, income, and credit standing. In the case of a real estate loan, an in-house appraiser or an appraiser approved by the Bank appraises the real estate intended to secure the proposed loan. A loan processor in the Bank's loan department checks the loan application file for accuracy and completeness, and verifies the information provided. The Bank has a formal loan policy which assigns lending limits to the Bank's various loan officers. Also, the Bank has a Senior Loan Committee which meets as needed to review and verify that the assigned lending limits are being followed and to monitor the Bank's lending policies and the Bank's loan activity. The Senior Loan Committee also has lending authority as designated in the Bank's loan policy which is approved by the Board of Trustees. Loans exceeding the limits established for the Senior Loan Committee must be approved by the Executive Committee of the Board of Trustees or by the entire Board of Trustees. The Bank's policy is to make no loans either individually or in the aggregate to one entity in excess of $7.5 million. Fire and casualty insurance is required at the time the loan is made and throughout the term of the loan, and upon request of the Bank, flood insurance may be required. After the loan is approved, a loan commitment letter is promptly issued to the borrower. At June 30, 1996, the Bank had commitments to originate $76.3 million of loans.

     If the loan is approved, the commitment letter specifies the terms and conditions of the proposed loan including the amount of the loan, interest rate, amortization term, a brief description of the required collateral and required insurance coverage. The borrower must provide proof of fire and casualty insurance on the property (and, as required, flood insurance) serving as collateral, which insurance must be maintained during the full term of the loan. A title guaranty, based on a title search of the property, is required on all loans secured by real property.

     ORIGINATION, PURCHASE AND SALE OF LOANS. The table below shows the Bank's originations of loans for the periods indicated.

                                                                             Years Ended June 30,
                                                                     ------------------------------------
                                                                        1996         1995          1994
                                                                       -------      -------      --------
                                                                                (In Thousands)
Loans receivable, net, at beginning of period....................    $1,162,373   $1,059,643   $  999,261
Originations:
  Real estate loans..............................................       351,146      180,503      234,450
  Consumer and commercial business loans.........................       213,234      124,471       97,488
                                                                     ----------   ----------   ----------
      Total loan originations....................................       564,380      304,974      331,938

Principal repayments:
  Real estate loans..............................................      (144,680)    (116,280)    (158,992)
  Consumer and commercial business loans.........................      (171,894)    (113,451)     (89,813)
                                                                     ----------   ----------   ----------
    Total repayments.............................................      (316,574)    (229,731)    (248,805)

Loan purchases including acquisitions............................        65,910       49,454           --
Loan sales.......................................................       (99,062)     (19,956)     (20,435)
Transfer to REO..................................................        (2,072)      (2,011)      (2,316)
                                                                     ----------   ----------   ----------
        Loans receivable, net, at end of period..................    $1,374,955   $1,162,373   $1,059,643
                                                                     ==========   ==========   ==========

     LOAN ORIGINATION FEES AND OTHER INCOME. In addition to interest earned on loans, the Bank generally receives loan origination fees. To the extent that loans are originated or acquired for the Bank's portfolio, Statement of Financial Accounting Standards No. 91 requires that the Bank defer loan origination fees and costs and amortize such amounts as an adjustment of yield over the life of the loan by use of the level yield method. Fees deferred under SFAS 91 are recognized into income immediately upon prepayment or the sale of the related loan. At June 30, 1996, the Bank had $3.5 million of deferred loan origination fees. Loan origination fees are volatile sources of income. Such fees vary with the volume and type of loans and commitments made and purchased, principal repayments, and competitive conditions in the mortgage markets, which in turn respond to the demand and availability of money.

     In addition to loan origination fees, the Bank also receives other fees, service charges, and other income that consist primarily of deposit transaction account service charges, late charges, credit card fees, and income from REO operations. The Bank recognized fees and service charges of $2.0 million, $1.7 million, and $1.6 million for the fiscal years ended June 30, 1996, 1995 and 1994, respectively.

     LOANS-TO-ONE BORROWER. Savings banks are subject to the same loans-to-one borrower limits as those applicable to national banks, which under current regulations restrict loans to one borrower to an amount equal to 15% of unimpaired capital and unimpaired surplus on an unsecured basis, and an additional amount equal to 10% of unimpaired capital and unimpaired surplus if the loan is secured by readily marketable collateral (generally, financial instruments and bullion, but not real estate). At June 30, 1996, the largest aggregate amount loaned by the Bank to one borrower totalled $6.1 million and was made to the ESOP of a financial institution located in New Jersey. The loan is secured by the undistributed shares of the common stock of the financial institution that are owned by the ESOP. The Bank's second largest lending relationship totalled $4.4 million, and was secured by a nursing home and personal care facility in Westmoreland County, Pennsylvania. The Bank's third largest lending relationship totalled $4.3 million and was secured by a limited care apartment facility in Warren County, Pennsylvania. The Bank's fourth largest lending relationship totalled $3.9 million and was made to a builder and real estate developer in Erie, Pennsylvania and was secured by residential properties and land. The Bank's fifth largest lending relationship totalled $3.7 million and was made to two individuals in Reading, Pennsylvania and was secured by commercial real estate and marketable securities.

DELINQUENCIES AND CLASSIFIED ASSETS

     COLLECTION PROCEDURES. The Bank's collection procedures provide that when a loan is five days past due, a computer-generated late notice is sent to the borrower requesting payment. If delinquency continues, at 15 days a delinquent notice, plus a notice of a late charge, is sent and personal contact efforts are attempted, either in person or by telephone, to strengthen the collection process and obtain reasons for the delinquency. Also, plans to arrange a repayment plan are made. If a loan becomes 60 days past due, a collection letter is sent, personal contact is attempted, and the loan becomes subject to possible legal action if suitable arrangements to repay have not been made. In addition, the borrower is given information which provides access to consumer counseling services, to the extent required by regulations of the Department of Housing and Urban Development.
When a loan continues in a delinquent status for 90 days or more, and a repayment schedule has not been made or kept by the borrower, generally a notice of intent to foreclose is sent to the borrower, giving 30 days to cure the delinquency. If not cured, foreclosure proceedings are initiated.

     NONPERFORMING ASSETS. Loans are reviewed on a regular basis and are placed on a nonaccrual status when, in the opinion of management, the collection of additional interest is doubtful. Loans are placed on nonaccrual status when either principal or interest is 90 days or more past due. Interest accrued and unpaid at the time a loan is placed on a nonaccrual status is charged against interest income. At June 30, 1996, the Bank had nonperforming loans of $9.5 million, and a ratio of nonperforming loans to net loans receivable of .69%.

     Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as REO until such time as it is sold. When real estate is acquired through foreclosure or by deed in lieu of foreclosure, it is recorded at its fair value, less estimated costs of disposal. If the value of the property is less than the loan, less any related specific loan loss provisions, the difference is charged against the allowance for loan losses.
Any subsequent write-down of REO is charged against earnings. At June 30, 1996, the Bank had approximately $5.8 million of property acquired as the result of foreclosure, and classified as REO. At June 30, 1996, the Bank had non-performing assets of $15.3 million and a ratio of nonperforming assets to total assets of .81%.

     LOANS PAST DUE AND NONPERFORMING ASSETS. The following table sets forth information regarding the Bank's loans 30 days or more past due, nonaccrual loans 90 days or more past due, and real estate acquired or deemed acquired by foreclosure at the dates indicated. When a loan is delinquent 90 days or more, the Bank fully reserves all accrued interest thereon and ceases to accrue interest thereafter. For all the dates indicated, the Bank did not have any material restructured loans within the meaning of SFAS 15.

                                                                           At June 30,
                                                ------------------------------------------------------------------
                                                       1996              1995       1994        1993        1992
                                                -----------------      -------     -------     -------     -------
                                                Number     Balance
                                                ------     -------
                                                                                (Dollars in Thousands)
Loans past due 30 days to 59 days:
    One- to four-family residential loans.....      98     $ 3,031     $ 2,140     $ 4,354     $ 3,610     $ 5,187
    Multifamily and commercial loans..........       3         423         281          --         240         652
    Consumer loans............................     628       2,178       1,135       1,111         922       1,304
    Commercial business loans.................       1         240          --          76          --          --
                                                ------     -------     -------     -------     -------     -------
        Total loans past due
          30 days to 59 days..................     730       5,872       3,556     $ 5,541     $ 4,772     $ 7,143
                                                ------     -------     -------     -------     -------     -------

Loans past due 60 days to 89 days:
    One- to four-family residential loans.....      37       1,153       1,165       1,065       2,317       1,696
    Multifamily and commercial loans..........       1          21         139          --          --         257
    Consumer loans............................     386       1,143         443         398         401         449
    Commercial business loans.................       1         148          45           4          --           2
                                                ------     -------     -------     -------     -------     -------
        Total loans past due 60 days
           to 89 days.........................     425       2,465       1,792       1,467       2,718       2,404
                                                ------     -------     -------     -------     -------     -------

Loans past due 90 days or more (1):
    One- to four-family residential loans.....     108       4,913       6,473       6,432       7,947       7,752
    Multifamily and commercial loans..........       5       2,704       3,262       6,797       8,149      10,856
    Consumer loans............................     197         772         539         652         934       1,675
    Commercial business loans.................       7       1,092         150         273         108         120
                                                ------     -------     -------     -------     -------     -------
        Total loans past due 90 days or more..     317       9,481      10,424      14,154      17,138      20,403
                                                ------     -------     -------     -------     -------     -------

Total loans 30 days or more past due..........   1,472      17,818      15,772     $21,162     $24,628     $29,950
                                                ======     =======     =======     =======     =======     =======

Total loans 90 days or more past due (1)......  $  317     $ 9,481     $10,424     $14,154     $17,138     $20,403

Total REO.....................................      53       5,771       5,895       7,701      14,100      14,315
                                                ------     -------     -------     -------     -------     -------

Total loans 90 days or more past due
   and REO....................................  $  370     $15,252     $16,319     $21,855     $31,238     $34,718
                                                ======     =======     =======     =======     =======     =======

Total loans 90 days or more past due to
    net loans receivable......................                 .69%        .89%       1.33%       1.72%       2.28%
Total loans 90 days or more past due
    and REO to total assets...................                 .81%       1.03%       1.53%       2.42%       2.85%

____________________________________
(1)  The Bank classifies as nonperforming all loans 90 days or more delinquent.


     During the fiscal year ended June 30, 1996, gross interest income of approximately $607,000 would have been recorded on loans accounted for on a nonaccrual basis if the loans had been current throughout the period. No interest income on nonaccrual loans was included in income during such periods except for $276,000 of cash interest payments received for the Bank's largest non-performing loan.

     The following summarizes the Bank's nonperforming assets with carrying values exceeding $1.0 million at June 30, 1996:

     The Bank's largest nonperforming asset at June 30, 1996, consisted of a loan collateralized by a recreational facility and surrounding undeveloped land located in St. George, Utah with a carrying value of $2.2 million. The original loans on these properties were originated from 1985 to 1988 and were to be repaid from the sale of existing condominiums and the construction of additional units. The Bank classified these loans as in-substance foreclosures in 1990 after conducting a review of the collateral and financial condition of the borrower and concluding that the borrower had insufficient funds to satisfy the terms of the existing notes. Effective July 1, 1995, the Bank adopted SFAS 114 and, as a result, the loans were no longer considered in-substance foreclosures and were reported as loans. During the fiscal year ended June 30, 1996, the borrower made payments of $480,000 to the Bank. The Bank applied $204,000 of these payments to the loans' principal balance and $276,000 was recognized as interest income. The borrower continues to operate the recreational facility and the Bank is working with the borrower toward an acceptable disposition of this asset. Market conditions and cash flow have improved considerably and it is anticipated that during the next fiscal year the debt will be restructured and regular payments will be made. In September 1993 the Bank granted, to a borrower unrelated to the borrower on the previously described delinquent loans, a $2.0 million loan secured by water rights and undeveloped land adjacent to the recreational facility and surrounding undeveloped land. This loan was current as of June 30, 1996. Although the Bank has done little lending outside of its market area over the past few years, the loan was made in 1993 primarily because the Bank was familiar with the area and had previously experienced a favorable lending relationship with the borrower. Also, management anticipates that the construction of a golf course and development on this land will enhance the value of the Bank's other collateral.

     The Bank's second largest nonperforming asset at June 30, 1996, consisted of an apartment complex and adjacent vacant land in New York State located approximately 25 miles from the Bank's corporate headquarters. The loan on this property was originated in 1978, and the Bank foreclosed on the property in 1987. The asset is held for sale and had a carrying value of $1.4 million as of June 30, 1996.

     The Bank's third largest nonperforming asset at June 30, 1996 consisted of a strip plaza with a carrying value of $750,000. The loan on the property was originated in 1987. The asset was sold in August 1996 for $825,000 with the Bank providing financing in the amount of $625,000.

     CLASSIFICATION OF ASSETS. The Bank's policies, consistent with regulatory guidelines, provide for the classification of loans and other assets such as debt and equity securities, considered to be of lesser quality as "substandard," "doubtful," or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the savings institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets that do not expose the savings institution to risk sufficient to warrant classification in one of the aforementioned categories, but which possess some weaknesses, are required to be designated "special mention" by management. At June 30, 1996, the Bank had three loans, with an aggregate principal balance of $2.4 million, designated as special mention.

     When a savings bank classifies problem assets as either substandard or doubtful, it is required to establish general valuation allowances or "loss reserves" in an amount deemed prudent by management. General allowances represent loss allowances that have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When a savings bank classifies problem assets as "loss," it is required either to establish a specific allowance for losses equal to 100% of the amount of the assets so classified, or to charge off such amount. A savings bank's determination as to the classification of its assets and the amount of its valuation allowance is subject to review by its regulatory agencies, which can order the establishment of additional general or specific loss allowances. The Bank regularly reviews its asset portfolio to determine whether any assets require classification in accordance with applicable regulations. The Bank's largest classified assets are also the Bank's largest nonperforming assets and are discussed above.

     The following table sets forth the aggregate amount of the Bank's classified assets at the dates indicated.

                                                      At June 30,
                                           ---------------------------------
                                            1996         1995         1994
                                           -------      -------      -------
                                                    (In Thousands)
Substandard assets........................ $19,594      $20,344      $21,373
Doubtful assets...........................      95           95           --
Loss assets...............................      --           --           --
                                           -------      -------      -------
 Total classified assets.................. $19,689      $20,439      $21,373
                                           =======      =======      =======

     ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in its loan portfolio and current economic conditions. Such evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses and valuation of foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.

     Effective December 21, 1993, the FDIC, in conjunction with the Office of the Comptroller of the Currency, the OTS, and the FRB, issued an Interagency Policy Statement on the Allowance for Loan and Lease Losses ("Policy Statement"). The Policy Statement, which effectively supersedes previous FDIC guidance, addresses (i) the responsibilities of management for the assessment and establishment of an adequate allowance and (ii) considerations for the agencies' examiners to use in evaluating the adequacy of such allowance and the policies utilized to determine such allowance. The Policy Statement also sets forth quantitative measures for the allowance with respect to assets classified substandard and doubtful, and with respect to the remaining portion of an institution's loan portfolio. Specifically, the Policy Statement sets forth the following quantitative measures which examiners may use to determine the reasonableness of an allowance: (i) 50% of the portfolio that is classified doubtful; (ii) 15% of the portfolio that is classified substandard; and (iii) for the portions of the portfolio that have not been classified (including loans designated special mention), estimated credit losses over the upcoming twelve months based on facts and circumstances available on the evaluation date. While the Policy Statement sets forth this quantitative measure, such guidance is not intended as a "floor" or "ceiling."

     The Bank provided $1.5 million, $1.1 million, and $1.7 million, to its allowance for loan losses for the fiscal years ended June 30, 1996, 1995 and 1994, respectively. At June 30, 1996, the total allowance was $13.1 million, which amounted to .95% of total net loans and 138.5% of nonperforming loans. The allowance is established based upon the Bank's evaluation of the risks inherent in its loan portfolio, the general economy and a general trend within the savings industry to increase allowances for losses as a percentage of total gross loans. The Bank will continue to monitor and modify the level of its allowance for loan losses in order to maintain it at a level which management considers adequate to provide for potential loan losses. For the fiscal years ended June 30, 1996, 1995 and 1994, the Bank had charge-offs of $1.3 million, $1.1 million, and $1.6 million, respectively, against this allowance.

     ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES. The following table sets forth the analysis of the allowance for loan losses for the periods indicated.

                                                                            Years Ended June 30,
                                                         ----------------------------------------------------------
                                                            1996         1995         1994        1993       1992
                                                         ----------   ----------   ----------   --------   --------
                                                                                    (In Thousands)
Net loans receivable...................................  $1,374,955   $1,164,735   $1,062,533   $999,261   $895,891
Average loans outstanding..............................   1,243,758    1,093,602    1,036,819    937,315    870,218


Allowance for loan losses balance
  at beginning of period...............................      11,833       11,238       10,999     10,258      9,285
Provision for loan losses..............................       1,502        1,098        1,728      1,797      2,414
Charge-offs............................................      (1,333)      (1,071)      (1,620)    (1,124)    (1,522)
Recoveries.............................................         428          333          131         68         81
Acquired through acquisition...........................         700          235           --         --         --
                                                         ----------   ----------   ----------   --------   --------
    Allowance for loan losses balance
      at end of period.................................  $   13,130   $   11,833   $   11,238   $ 10,999   $ 10,258
                                                         ==========   ==========   ==========   ========   ========


Allowance for loan losses as a percentage
  of net loans receivable..............................         .95%        1.02%        1.06%      1.10%      1.15%
Net loans charged-off as a percentage
  of average loans outstanding(1)......................         .11%         .10%         .16%      0.12%      0.17%
Allowance for loan losses as a percentage..
  of nonperforming loans...............................      138.49%      113.52%       79.40%     64.18%     50.28%
Allowance for loan losses as a percentage
  of nonperforming loans and REO.......................       86.09%       72.51%       51.42%     35.21%     29.55%

     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES. The following table sets forth the allocation of allowance for loan losses by loan category for the periods indicated.

                                                                               At June 30,
                                              ----------------------------------------------------------------------------------
                                                     1996                          1995                             1994
                                              ------------------            -------------------               ------------------
                                                         % of                             % of                            % of
                                                         Total                            Total                           Total
                                              Amount   Loans (1)  Amount    Loans (1)    Amount   Loans (1)
                                              -------  ---------  -------   ---------    ------   ---------
                                                                            (Dollars in Thousands)
Balance at end of period
  applicable to:
    Real estate loans........................ $ 9,133      77.6%            $ 8,101         78.0%             $ 8,475      81.6%
    Consumer loans...........................   3,009      17.7               2,773         17.2                2,350      16.5
    Commercial business loans................     988       4.7                 959          4.8                  413       1.9
                                              -------     -----             -------        -----              -------     -----

        Total allowance for loan
            losses........................... $13,130     100.0%            $11,833        100.0%             $11,238     100.0%
                                              =======     =====             =======        =====              =======     =====

__________________________________________
(1) Represents percentage of loans in each category to total loans.


INVESTMENT ACTIVITIES

     The Bank's investment portfolio comprises mortgage-backed securities, investment securities, and cash and cash equivalents. In recent years, the Bank has increased both the percentage of its assets held in its investment securities portfolio, and the percentage of assets held in the mortgage-backed securities portfolio. This increase in investment securities and mortgage-backed securities resulted from the Bank leveraging its capital by borrowing funds and investing the proceeds in marketable securities in order to realize a net interest spread. Also, the Bank maintains a high percentage of its assets in marketable securities and cash equivalents to assist in asset/liability management.

     The majority of the Bank's mortgage-backed securities are issued or guaranteed by the United States Government or agencies thereof. At June 30, 1996, the carrying value of mortgage-backed securities totalled $291.4 million compared to $243.2 million at June 30, 1995. Of this $291.4 million, $225.1 million had adjustable-rates and $66.3 million had fixed-rates. Of this total, $289.7 million were issued by Ginnie Mae ("GNMA"), Fannie Mae ("FNMA") or Freddie Mac ("FHLMC").

     The carrying value of the Bank's investment securities totalled $106.0 million at June 30, 1996, compared to $66.9 million at June 30, 1995. The Bank's cash and cash equivalents, consisting of cash and due from banks, and interest-earning deposits with other financial institutions, totalled $44.3 million at June 30, 1996, compared to $70.1 million at June 30, 1995, a decrease of $25.8 million, or 36.8%. The decrease in cash and cash equivalents has occurred as the Bank increased its investment in loans, mortgage-backed securities and investment securities, which generally pay higher yields than interest-earning deposits, in order to improve the Bank's yield on its portfolio of liquid assets.

     The Bank is required under federal regulations to maintain a minimum amount of liquid assets that may be invested in specified short term securities and certain other investments. The Bank generally has maintained a portfolio of liquid assets that exceeds regulatory requirements. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives and upon management's judgment as to the attractiveness of the yields then available in relation to other opportunities and its expectation of the level of yield that will be available in the future, as well as management's projections as to the short-term demand for funds to be used in the Bank's loan origination and other activities.

     PURCHASES, SALES, AND REPAYMENTS OF INVESTMENT AND MORTGAGE-BACKED SECURITIES. Set forth below is information relating to the Bank's purchases, sales and repayments of investment and mortgage-backed securities for the periods indicated.

                                                                              Years Ended June 30,
                                                                      ------------------------------------
                                                                       1996           1995           1994
                                                                      ------         ------         ------
                                                                                (In Thousands)
Mortgage-backed securities balance
  at beginning of period (1)............................              $243,184      $199,365       $198,067
Purchases...............................................                59,453        51,579        114,847
Sales...................................................                    --            --        (32,771)
Securities acquired by business combination.............                 4,854            --             --
Increase in market value of securities
  available for sale....................................                  (519)        1,782             --
Principal repayments....................................               (15,526)       (9,542)       (80,778)
                                                                      --------      --------       --------
     Mortgage-backed securities
   balance at end of period (1).....................                  $291,446      $243,184       $199,365
                                                                      ========      ========       ========

Investment securities balance
  at beginning of period................................              $ 66,884      $ 33,180       $  2,699
Purchases...............................................                40,120        44,143         30,981
Sales...................................................                    --        (1,164)            --
Securities acquired by business combination.............                 8,834            --             --
Increase in market value of securities
  available for sale....................................                   208           725             --
Maturities..............................................                (9,999)      (10,000)          (500)
                                                                      --------      --------       --------
     Investment securities balance at
    end of period....................................                 $106,047      $ 66,884       $ 33,180
                                                                      ========      ========       ========

_____________________________________
(1) Includes mortgage-backed securities available for sale and held to maturity.
(2) Includes FHLB stock.

     AMORTIZED COST AND MARKET VALUE OF INVESTMENT AND MORTGAGE-BACKED SECURITIES. The following table sets forth certain information regarding the amortized cost and market values of the Bank's investment securities portfolio, mortgage-backed securities portfolio and its available for sale portfolio at the dates indicated.

                                                                                           At June 30,
                                                             --------------------------------------------------------------------
                                                                      1996                     1995                    1994
                                                             ---------------------    ---------------------   ---------------------
                                                             Amortized     Market     Amortized    Market     Amortized    Market
                                                               Cost        Value        Cost        Value        Cost       Value
                                                             --------     --------    --------     --------    --------    --------
                                                                                         (In Thousands)
Mortgage-backed securities:
    Fixed-rate pass through
      certificates.........................................  $ 11,063     $ 10,863    $ 26,900     $ 27,287    $ 49,526    $ 49,257
    Variable-rate pass through
      certificates.........................................     2,998        3,151       3,726        3,824       4,765       4,775
    Fixed-rate collateralized
      mortgage obligations ("CMOs")........................       761          736       3,122        3,113       4,369       4,245
    Variable-rate CMOs.....................................    87,110       85,446     171,093      166,368     140,505     137,691
                                                             --------     --------    --------     --------    --------    --------
        Total mortgage-backed
          securities held to maturity......................  $101,932     $100,196    $204,841     $200,592    $199,165    $195,968
                                                             --------     --------    --------     --------    --------    --------

Mortgage-backed securities
  available for sale:
    Fixed-rate pass through certificates...................  $ 51,328     $ 52,655    $ 35,980     $ 37,758    $    200    $    200
    Variable-rate pass through certificates................     1,041        1,047         585          585          --          --
    Fixed-rate collateralized mortgage obligations (CMOs)..     1,854        1,854          --           --          --          --
    Variable-rate CMOs.....................................   134,032      133,958          --           --          --          --
                                                             --------     --------    --------     --------    --------    --------
        Total mortgage-backed
          securities available for sale....................  $188,255     $189,514    $ 36,565     $ 38,343    $    200    $    200
                                                             --------     --------    --------     --------    --------    --------
            Total mortgage-backed
              securities...................................  $290,187     $289,710    $241,406     $238,935    $199,365    $196,168
                                                             ========     ========    ========     ========    ========    ========

Investment securities held to maturity:
  U.S. Government and agency...............................  $ 53,836     $ 54,260    $ 65,180     $ 67,085    $ 32,757    $ 32,267
  Corporate debt issues....................................       250          281         290          290         290         283
  Equity securities........................................        --           --          --           --         133         716
    Total investment securities held to maturity...........    54,086       54,541      65,470       67,375    $ 33,180    $ 33,266
                                                             ========     ========    ========     ========    ========    ========

Investment securities available for sale:
  Equity securities........................................  $  1,113     $  2,141    $    688     $  1,414    $     --    $     --
  U.S. Government and agency...............................    47,083       46,998          --           --          --          --
  Corporate debt issues....................................     1,401        1,400          --           --          --          --
  Municipal securities.....................................     1,430        1,422          --           --          --          --
                                                             --------     --------    --------     --------    --------    --------
    Total investment securities available for sale.........  $ 51,027     $ 51,961    $    688     $  1,414    $     --    $     --
                                                             ========     ========    ========     ========    ========    ========

     ISSUERS OF MORTGAGE-BACKED SECURITIES. The following table sets forth information regarding the issuers and the carrying value of the Bank's mortgage-backed securities held to maturity and mortgage-backed securities available for sale.

                                                                                                        At June 30,
                                                                                        -------------------------------------------
                                                                                          1996             1995              1994
                                                                                        --------         --------          --------
                                                                                                      (In Thousands)
Mortgage-backed securities:
 FNMA.............................................................................      $142,757         $110,718          $108,866
 GNMA.............................................................................        39,513           38,187            19,505
 FHLMC............................................................................       107,463           91,704            67,759
 Other (non-agency)...............................................................         1,713            2,575             3,235
                                                                                        --------         --------          --------
     Total mortgage-backed
       securities.................................................................      $291,446         $243,184          $199,365
                                                                                        ========         ========          ========

     INVESTMENT PORTFOLIO MATURITIES. The following table sets forth the scheduled maturities, carrying values, amortized cost, market values and weighted average yields for the Bank's investment securities and mortgage-backed securities portfolios at June 30, 1996. Adjustable-rate mortgage-backed securities are included in the period in which interest rates are next scheduled to adjust.

                                                                             At June 30, 1996
                                                  -------------------------------------------------------------------------
                                                    One Year or Less         One to Five Years         Five to Ten Years
                                                  ----------------------   ---------------------    -----------------------
                                                              Annualized              Annualized                 Annualized
                                                               Weighted                Weighted                   Weighted
                                                  Amortized     Average    Amortized    Average     Amortized     Average
                                                    Cost         Yield       Cost        Yield        Cost         Yield
                                                  ---------     -------    ---------    -------     ---------     -------
                                                                                                          (Dollars in Thousands)
Investment securities held to maturity:
  U.S. Government and
    agency obligations.......................     $ 10,445       5.91%      $43,391       6.83%      $    --         --%
  Other debt securities......................           --         --            --         --            --         --
                                                  --------       ----       -------       ----       -------       ----
  Total investment securities held
        to maturity..........................       10,445       5.91        43,391       6.83            --         --
                                                  --------       ----       -------       ----       -------       ----

Investment securities available for sale:
  Equity securities..........................           --         --            --         --            --         --
  U.S. Government and agency
    obligations..............................          450       4.94        37,641       6.74            --         --
  Other debt securities......................        1,098       6.30           303       5.42            --         --
  Municipal securities.......................           --         --           220       4.40         1,010       5.64
                                                  --------       ----       -------       ----       -------       ----
    Total investment securities
      available for sale.....................        1,548       5.90        38,164       6.72         1,010       5.64
                                                  --------       ----       -------       ----       -------       ----

Mortgage-backed securities held to maturity:
  Pass-through certificates..................        2,998       6.41        11,063       5.89            --         --
  CMOs.......................................       87,828       6.32            43       9.02            --         --
                                                  --------       ----       -------       ----       -------       ----
    Total mortgage-backed
      securities held to maturity............       90,826       6.32        11,106       5.90            --         --
                                                  --------       ----       -------       ----       -------       ----

Mortgage-backed securities available
  for sale:
    CMOs.....................................      135,077       6.56           809       6.22            --         --
    Pass-through certificates................        1,041       7.61         1,822       7.61            --         --
                                                  --------       ----       -------       ----       -------       ----
       Total mortgage-backed securities
         available for sale..................      136,118       6.57         2,631       7.18            --         --
                                                  --------       ----       -------       ----       -------       ----

Total investment securities and
  mortgage-backed securities.................     $238,937       6.44%      $95,292       6.69%       $1,010       5.64%
                                                  ========       ====       =======       ====       =======       ====

                                                                        At June 30, 1996
                                                  ----------------------------------------------------------------
                                                    More than Ten Years                    Total
                                                  -----------------------    -------------------------------------
                                                               Annualized                               Annualized
                                                                Weighted                                 Weighted
                                                   Amortized    Average       Carrying      Market       Average
                                                     Cost        Yield         Value        Value         Yield
                                                   ---------   ----------    ---------    ----------    ----------
Investment securities held to maturity:
  U.S. Government and
    agency obligations.......................      $      --        --%       $ 53,836      $ 54,260        6.65%
  Other debt securities......................            250      9.00             250           281        9.00
                                                   ---------      ----        --------      --------        ----
  Total investment securities held
        to maturity..........................            250      9.00          54,086        54,541        6.66
                                                   ---------      ----        --------      --------        ----

Investment securities available for sale:
  Equity securities..........................             --        --           1,113         2,141        3.00
  U.S. Government and agency
    obligations..............................          8,992      7.17          47,083        46,998        6.80
  Other debt securities......................             --        --           1,401         1,400        6.11
  Municipal securities.......................            200      5.43           1,430         1,422        5.42
                                                   ---------      ----        --------      --------        ----
    Total investment securities
      available for sale.....................          9,192      7.13          51,027        51,961        6.66
                                                   ---------      ----        --------      --------        ----

Mortgage-backed securities held to maturity:
  Pass-through certificates..................             --        --          14,061        14,014        6.00
  CMOs.......................................             --        --          87,871        86,182        6.32
                                                   ---------      ----        --------      --------        ----
    Total mortgage-backed
      securities held to maturity............             --        --         101,932       100,196        6.28
                                                   ---------      ----        --------      --------        ----

Mortgage-backed securities available
  for sale:
    CMOs.....................................             --        --         135,886       135,812        6.56
    Pass-through certificates................         49,506      7.61          52,369        53,702        7.61
                                                   ---------      ----        --------      --------        ----
       Total mortgage-backed securities
         available for sale..................         49,506      7.61         188,255       189,514        6.85
                                                   ---------      ----        --------      --------        ----

Total investment securities and
  mortgage-backed securities.................      $  58,948      7.54%       $395,300      $396,212        6.65%
                                                   =========      ====        ========      ========        ====

SOURCES OF FUNDS

     GENERAL. Deposits are the major source of the Bank's funds for lending and other investment purposes. In addition to deposits, the Bank derives funds from the amortization and prepayment of loans and mortgage-backed securities, the maturity of investment securities, operations and, if needed, advances from the FHLB. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions. Borrowings may be used on a short-term basis to compensate for reductions in the availability of funds from other sources or on a longer term basis for general business purposes.

     DEPOSITS. Consumer and commercial deposits are attracted principally from within the Bank's market area through the offering of a broad selection of deposit instruments including checking accounts, passbook savings accounts, money market deposit accounts, term certificate accounts and individual retirement accounts. While the Bank accepts deposits of $100,000 or more, it does not offer substantial premium rates for such deposits. Deposit account terms vary according to the minimum balance required, the period of time during which the funds must remain on deposit, and the interest rate, among other factors. The Bank regularly evaluates its internal cost of funds, surveys rates offered by competing institutions, reviews the Bank's cash flow requirements for lending and liquidity, and executes rate changes when deemed appropriate. The Bank does not obtain funds through brokers, nor does it solicit funds outside its market area.

     The following table sets forth the savings activities of the Bank for the periods indicated.

                                                   Years Ended June 30,
                                           -------------------------------------
                                              1996         1995         1994
                                           -----------  -----------  -----------
                                                      (In Thousands)

Balance at beginning of period...........  $1,283,935   $1,235,401   $1,136,116
Savings deposits.........................     660,132      699,527      594,179
Savings withdrawals......................    (648,646)    (702,141)    (594,008)
Net checking activity....................      14,616       12,986       24,597
Deposits acquired........................      95,994           --       36,419
                                           ----------   ----------   ----------
  Net increase before interest credited..     122,096       10,372       61,187
Interest credited........................      44,016       38,162       38,098
                                           ----------   ----------   ----------
    Net increase in deposits.............     166,112       48,534       99,285
                                           ----------   ----------   ----------
        Balance at end of period.........  $1,450,047   $1,283,935   $1,235,401
                                           ==========   ==========   ==========

     The following table sets forth the change in dollar amount of savings deposits in the various types of savings accounts/ offered by the Bank between the dates indicated.

                                                                          At June 30,
                            -------------------------------------------------------------------------------------------------------
                                           1996                                    1995                               1994
                                        -----------                        ---------------------              ---------------------
                             Balance    Percent (1)  Rate (2)   Balance    Percent (1)  Rate (2)   Balance    Percent (1)  Rate (2)
                            ----------  -----------  --------  ----------  -----------  --------  ----------  -----------  --------
                                                                  (Dollars in Thousands)
Savings accounts..........  $  296,099       20.42%     3.30%  $  287,783       22.41%     3.32%  $  378,444       30.63%     3.28%
Checking accounts.........     195,019       13.45      2.01      168,813       13.15      2.07      155,863       12.62      2.09
Money market accounts.....      82,552        5.69      3.37       74,704        5.82      3.26       93,555        7.57      2.81
Certificates of deposit:
  Maturing within 1 year..     512,392       35.34      5.36      385,340       30.01      5.50      302,606       24.49      4.34
  Maturing 1 to 3 years...     259,539       17.90      5.78      251,083       19.56      5.97      195,566       15.83      5.37
  Maturing more than
    3 years...............     104,446        7.20      6.44      116,212        9.05      6.43      109,367        8.86      6.05
                            ----------       -----      ----   ----------       -----      ----   ----------      ------      ----
    Total certificates....     876,377       60.44      5.61      752,635       58.62      5.80      607,539       49.18      4.98
                            ----------       -----      ----   ----------       -----      ----   ----------      ------      ----

Total deposits............  $1,450,047       100.0%     4.21%  $1,283,935       100.0%     4.60%  $1,235,401      100.00%     3.93%
                            ==========       =====      ====   ==========       =====      ====   ==========      ======      ====

____________________________
(1)  Represents percentage of total deposits.
(2)  Represents weighted average nominal rate.

     TIME DEPOSIT RATES. The following table sets forth the time deposits in the Bank classified by rates as of the dates indicated:

                                                   At June 30,
                                       ----------------------------------
                                         1996         1995         1994
                                       --------     --------     --------
    Rate                                         (In Thousands)
    ----

2.00 - 2.99%.........................  $     36     $     --     $  1,168
3.00 - 3.99%.........................     7,812        3,667      141,687
4.00 - 4.99%.........................   138,758      112,150      190,209
5.00 - 5.99%.........................   409,023      258,592      129,855
6.00 - 6.99%.........................   242,428      267,233       74,599
7.00 - 7.99%.........................    69,629       92,046       34,207
8.00% or greater.....................     8,691       18,947       35,814
                                       --------     --------     --------
                                       $876,377     $752,635     $607,539
                                       ========     ========     ========

     TIME DEPOSIT MATURITIES. The following table sets forth the amount and maturities of time deposits at June 30, 1996.

                                                       Amount Due
                            ----------------------------------------------------
                            Less Than     1-2       2-3      After 3
                             One Year    Years     Years      Years      Total
                            ---------    -----     -----     -------     -----
    Rate                                       (In Thousands)
    ----
2.00 - 2.99%............    $     --  $     --   $    36   $      --  $     36
3.00 - 3.99%............       6,819       310       180         503     7,812
4.00 - 4.99%............     124,908     9,127     4,567         155   138,757
5.00 - 5.99%............     250,428    82,791    46,765      29,040   409,024
6.00 - 6.99%............     115,026    90,231     7,662      29,509   242,428
7.00 - 7.99%............      14,992    11,257     1,130      42,250    69,428
8.00% or greater........         217     3,245     2,237       2,992     8,691
                            --------  --------   -------    --------  --------
                            $512,390  $196,961   $62,577    $104,449  $876,377
                            ========  ========   =======    ========  ========

     LARGE CERTIFICATES OF DEPOSIT MATURITIES. The following table indicates the amount of the Bank's certificates of deposit of $100,000 or more by time remaining until maturity at June 30, 1996.

                                                     Certificates
        Maturity Period                               of Deposit
        ---------------                              ------------
                                                    (In Thousands)
        Three months or less........................   $12,562
        Three through six months....................    12,563
        Six through twelve months...................    24,955
        Over twelve months..........................    30,538
                                                       -------
           Total....................................   $80,618
                                                       =======

BORROWINGS

     Savings deposits are the primary source of funds for the Bank's lending and investment activities and for its general business purposes. The Bank also relies upon advances from the FHLB to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are collateralized by the Bank's stock in the FHLB and a portion of the Bank's first mortgage loans. At June 30, 1996, the Bank had $200.6 million in FHLB advances outstanding.

     The FHLB functions as a central reserve bank providing credit for the Bank and other member savings institutions and financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its home mortgages and other assets (principally, securities that are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. Advances are made pursuant to several different programs. Each credit program has its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of a member institution's net worth or on the FHLB's assessment of the institution's creditworthiness. All FHLB advances have fixed interest rates and original maturities of between one day and twenty years.

                                           During the Year Ended June 30,
                                          ---------------------------------
                                           1996          1995         1994
                                          -------      --------     -------
                                                (Dollars in Thousands)
FHLB Pittsburgh advances:
  Average balance outstanding...........   $118,729    $ 73,022    $67,734
  Maximum outstanding at end of any
    month during period.................   $200,603    $ 87,592    $72,350
  Balance outstanding at end of period..   $200,603    $ 86,163    $65,597
  Weighted average interest rate
    during period.......................       5.30%       5.85%      6.41%
  Weighted average interest rate at
    end of period.......................       5.67%       5.81%      5.89%

Reverse repurchase agreements:
  Average balance outstanding...........   $    267    $  2,388    $ 3,685
  Maximum outstanding at end of any
    month during period.................   $    800    $  7,738    $13,044
  Balance outstanding at end of period..   $     --    $    800    $ 4,175
  Weighted average interest rate
    during period.......................       3.40%       4.18%      3.59%
  Weighted average interest rate at
    end of period.......................         --%       6.10%      3.67%

Other borrowings:
  Average balance outstanding...........   $ 12,151    $  7,895    $ 1,472
  Maximum outstanding at end of any
    month during period.................   $ 13,368    $ 16,476    $ 1,539
  Balance outstanding at end of period..   $ 11,158    $ 16,476    $ 1,431
  Weighted average interest rate
    during period.......................       7.59%       8.70%     10.21%
  Weighted average interest rate at
    end of period.......................       7.52%       8.83%      9.52%

Total borrowings:
  Average balance outstanding...........   $131,147    $ 83,305    $72,891
  Maximum outstanding at end of any
    month during period.................   $211,761    $104,181    $80,073
  Balance outstanding at end of period..   $211,761    $103,439    $71,203
  Weighted average interest rate
    during period.......................       5.51%       6.07%      6.34%
  Weighted average interest rate at
    end of period.......................       5.77%       6.29%      5.83%

___________________________
(1) Computed on the basis of month-end balances.

COMPETITION

     The Bank's market area in Pennsylvania has a large concentration of financial institutions, some of which are significantly larger and have greater financial resources than the Bank, and all of which are competitors of the Bank to varying degrees. As a result, the Bank encounters strong competition both in attracting deposits and in originating real estate and other loans. Its most direct competition for deposits has come historically from commercial banks, brokerage houses, other savings associations, and credit unions in its market area, and the Bank expects continued strong competition from such financial institutions in the foreseeable future. The Bank's market area includes offices of several commercial banks that are substantially larger than the Bank in terms of state-wide deposits. The Bank competes for savings by offering depositors a high level of personal service and expertise together with a wide range of financial services.

     The competition for real estate and other loans comes principally from commercial banks, mortgage banking companies, and other savings institutions. This competition for loans has increased substantially in recent years as a result of the large number of institutions competing in the Bank's market area as well as the increased efforts by commercial banks to expand mortgage loan originations.

     The Bank competes for loans primarily through the interest rates and loan fees it charges and the efficiency and quality of services it provides borrowers, real estate brokers, and builders. Factors that affect competition include general and local economic conditions, current interest rate levels, and volatility of the mortgage markets.

SUBSIDIARY ACTIVITIES

     The Bank has two wholly owned subsidiaries, Great Northwest Corporation ("Great Northwest") and Northwest Financial Services, Inc. ("Northwest Financial Services"). Great Northwest's sole activity is holding equity investments in government-assisted low-income housing projects in various locations in the Bank's market area. At June 30, 1996, the Bank had an equity investment in Great Northwest of $1.0 million. For the fiscal year ended June 30, 1996, Great Northwest had an operating profit of $278,000.

     Northwest Financial Services' principal activity is the operation of several of the Bank's REO properties and the ownership of the common stock of several financial institutions. In addition, Northwest Financial Services also holds an equity investment in one government assisted low-income housing project and owns 100% of the stock in Northwest Consumer Discount Company, Northwest Mortgage Corporation and Northwest Capital Group, Inc. At June 30, 1996, the Bank had an equity investment in Northwest Financial Services of $7.0 million, and for the fiscal year ended June 30, 1996, Northwest Financial Services had income of $200,000, which included equity income from Northwest Consumer Discount Company of $1.3 million.

     Northwest Consumer Discount Company operates 28 consumer finance offices throughout Pennsylvania and operates one consumer finance office in New York State as a separate subsidiary doing business therein as Northwest Finance Company. At June 30, 1996, Northwest Financial Services had an equity investment in Northwest Consumer Discount Company of $6.7 million and the income of Northwest Consumer Discount Company for the fiscal year ended June 30, 1996 was $1.3 million. Consumer loans entail greater credit risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as automobiles, mobile homes, boats, and recreation vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In particular, amounts realizable on the sale of repossessed automobiles may be significantly reduced based upon the condition of the automobiles and the lack of demand for used automobiles. The Bank adds a general provision on a regular basis to its consumer loan loss allowance, based on general economic conditions and prior loss experience.

     Northwest Mortgage Corporation, a wholly owned subsidiary of Northwest Financial Services operates two mortgage loan production offices in South Carolina and one in Pennsylvania. At June 30, 1996, Northwest Financial Services had an equity investment of $180,000 in Northwest Mortgage Corporation and for the fiscal year ended June

30, 1996 Northwest Mortgage Corporation had incurred a net loss of $915,000, which included an equity loss of $910,000 from its wholly owned subsidiary, Power Funding Group, Inc.

     Northwest Capital Group, Inc. ("Northwest Capital") is a wholly owned subsidiary of Northwest Financial Services. Northwest Capital is currently inactive. At June 30, 1996, Northwest Financial Services had an equity investment in Northwest Capital of $26,000, and for the fiscal year ended June 30, 1996, Northwest Capital Group had an operating loss of $52,000.

     Rid-Fed, Inc., a wholly owned subsidiary of Northwest Financial Services, in 1986 provided the financing for a Hawaiian timeshare project. This loan, which is collateralized by the timeshare loans receivable and unsold timeshare intervals associated with the project, was nonperforming as of June 30, 1996.
In February 1994, the borrower filed a complaint against Rid-Fed and the Bank for alleged business interference. Management believes the suit is without merit. As of June 30, 1996, Northwest Financial Services had an equity investment in Rid-Fed, Inc. of a negative $83,000, and for the fiscal year ended June 30, 1996, Rid-Fed, Inc. incurred an operating loss of $160,000. See "-- Delinquencies and Classified Assets," and "--Legal Proceedings."

     Power Funding Group, Inc., a wholly owned subsidiary of Northwest Mortgage Corporation, is a mortgage banking company, headquartered in Buffalo, New York, with loan production offices in Buffalo and Syracuse. Power Funding Group, Inc. was purchased by the Bank on April 1, 1995. As of June 30, 1996, Northwest Mortgage had an equity investment in Power Funding Group, Inc. of $83,000. For the fiscal year ended June 30, 1996, Power Funding Group, Inc. had a net operating loss of $910,000.

     Northwest Finance Company, Inc. is a wholly owned subsidiary of Northwest Consumer Discount Company. Northwest Finance Company operates a consumer finance office in Jamestown, New York. As of June 30, 1996, Northwest Consumer Discount Company's equity investment in Northwest Finance Company was a negative $33,000. For the year ended June 30, 1996, Northwest Finance Company had a net operating loss of $22,000.

     Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), SAIF-insured institutions are required to provide 30 days advance notice to the FDIC before establishing or acquiring a subsidiary or conducting a new activity in a subsidiary. The insured institution must also provide the FDIC such information as may be required by applicable regulations and must conduct the activity in accordance with the rules and orders of the FDIC. In addition to other enforcement and supervision powers, the FDIC may determine after notice and opportunity for a hearing that the continuation of a savings association's ownership of or relation to a subsidiary (i) constitutes a serious risk to the safety, soundness or stability of the savings association, or (ii) is inconsistent with the purposes of FIRREA. Upon the making of such a determination, the FDIC may order the savings association to divest the subsidiary or take other actions.

PERSONNEL

     As of June 30, 1996, the Bank had 663 full-time and 133 part-time employees. None of the Bank's employees is represented by a collective bargaining group. The Bank believes its relationship with its employees to be good.

                                  REGULATION

GENERAL

     The Bank is a Pennsylvania-chartered savings bank and its deposit accounts are insured up to applicable limits by the FDIC under the SAIF. The Bank is subject to extensive regulation by the Department of Banking of the Commonwealth of Pennsylvania (the "Department"), as its chartering agency, and by the FDIC, as the deposit insurer. The Bank must file reports with the Department and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions including, but not limited to, mergers with or acquisitions of other savings institutions. There are periodic examinations by the Department and the FDIC to test the Bank's compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which an institution can engage and is intended primarily for the protection of the FDIC insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and with their examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such regulation, whether by the Department or the FDIC could have a material adverse impact on the Holding Company, the Bank and their operations. The Holding Company, as a mutual savings bank holding company, is required to file certain reports with, and otherwise comply with the rules and regulations of the FRB. Certain of the regulatory requirements applicable to the Bank and to the Holding Company are referred to below or elsewhere herein.

PENNSYLVANIA SAVINGS BANK LAW

     The Pennsylvania Banking Code of 1965, as amended (the "Banking Code") contains detailed provisions governing the organization, location of offices, rights and responsibilities of directors, officers, employees, and depositors, as well as corporate powers, savings and investment operations and other aspects of the Bank and its affairs. The Banking Code delegates extensive rulemaking power and administrative discretion to the Department so that the supervision and regulation of state-chartered savings banks may be flexible and readily responsive to changes in economic conditions and in savings and lending practices.

     One of the purposes of the Banking Code is to provide savings banks with the opportunity to be competitive with each other and with other financial institutions existing under other Pennsylvania laws as well as other state, federal and foreign laws. A Pennsylvania savings bank may locate or change the location of its principal place of business and establish an office anywhere in Pennsylvania, with the prior approval of the Department.

     The Department generally examines each savings bank not less frequently than once every two years. Although the Department may accept the examinations and reports of the FDIC in lieu of the Department's examination, the current practice is for the Department to conduct individual examinations. The Department may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any trustee, officer, attorney, or employee of a savings bank engaged in an objectionable activity, after the Department has ordered the activity to be terminated, to show cause at a hearing before the Department why such person should not be removed.

INTERSTATE ACQUISITIONS

     The Commonwealth of Pennsylvania has enacted legislation regarding the acquisition of commercial banks, bank holding companies, savings banks, and savings and loan associations located in Pennsylvania by institutions located outside of Pennsylvania. The statute dealing with savings institutions authorizes (i) a savings bank, savings and loan association, or holding company thereof located in Delaware, the District of Columbia, Indiana, Kentucky, Maryland, New Jersey, Ohio, Virginia and West Virginia (collectively, "regional institutions") to acquire the voting stock of, merge or consolidate with, or purchase assets and assume liabilities of, a Pennsylvania-chartered savings bank, (collectively, "Pennsylvania institutions") and (ii) the establishment of branches in Pennsylvania by regional institutions, in each case subject to certain conditions including reciprocal legislation in the state in which the regional institution seeking entry into Pennsylvania is located permitting comparable entry by Pennsylvania institutions and approval by the Department. The statute also provides for nationwide branching by Pennsylvania chartered savings banks and savings and loan associations, subject to Department approval and certain other conditions. Of the states within the region, Delaware, Maryland, New Jersey, Ohio, and West Virginia currently have laws that permit Pennsylvania institutions to branch into such states and/or acquire savings institutions located in such states.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

     The Bank is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the U.S. Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against savings banks, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged or is engaging in unsafe or unsound practices, or is in an unsafe or unsound condition.

     The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums, ranging from .23% to .31% of deposits, based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of core capital to risk-weighted assets of at least 6% and a risk-based capital ratio of at least 10%) and considered healthy would pay the lowest premium while institutions that are less than adequately capitalized (i.e., a core capital or core capital to risk-based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern would pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

     The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

     As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the Bank Insurance Fund ("BIF") of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. The FDIC has reported that the BIF attained the 1.25% reserve ratio in May 1995 but that the SAIF is not likely to reach the 1.25% reserve ratio until 2002. In August 1995, the FDIC issued final regulations to reduce the assessment rates for the BIF. Under the revised assessment schedule, which became effective on June 1, 1995, BIF-insured institutions paid an average of 0.045% of deposits, with new assessment rates ranging from 0.04% of deposits to 0.31% of deposits. The FDIC refunded any assessments collected in excess of those due under the revised schedule. On November 14, 1995, the FDIC voted to reduce annual BIF assessments to the legal minimum of $2,000, effective January 1, 1996 for all BIF-insured institutions except for those that were not well capitalized or were assigned to the higher supervisory risk categories. It is estimated that 92% of the BIF-insured institutions will pay only the minimum annual assessment. SAIF-insured institutions will continue to pay assessments at the current assessment rates until the SAIF attains the 1.25% reserve ratio. The resulting disparity in deposit insurance assessments between SAIF members and BIF members is likely to provide BIF-insured institutions with certain competitive advantages in the pricing of loans and deposits, and in lowered operating costs, pending any legislative action to remedy the disparity.

     The proposed Balanced Budget Act of 1995 (the "Budget Act"), which was vetoed by the President, included provisions that focused on a resolution of the financial problems of the SAIF. Under the provisions of the Budget Act, all SAIF member institutions would pay a special assessment to recapitalize the SAIF, and the assessment base for the payments on bonds ("FICO bonds") that were issued in the late 1980s by the Financing Corporation to recapitalize the now defunct Federal Savings and Loan Insurance Corporation, would be expanded to include the deposits of both BIF- and SAIF-insured institutions. The amount of the special assessment required to recapitalize the SAIF has been estimated to be approximately 80 basis points of the SAIF-assessable deposits. This estimate of the special SAIF assessment is less than the assessment of 85 to 90 basis points that had been previously estimated. The special assessment would have been imposed on the first business day of January 1996, or on such other date prescribed by the FDIC not later than 60 days after enactment of the Budget Act, based on the amount of SAIF deposits on March

31, 1995. The Budget Act would have also permitted BIF-insured institutions with deposits subject to SAIF assessments to reduce such SAIF-deposits by 20% in computing the institution's special assessment. If a 90 basis point assessment were assessed against the Bank's deposits as of March 31, 1995, the Bank's aggregate special SAIF assessment would be approximately $11.4 million, and an assessment of 85 basis points would be $10.7 million. Assuming this special assessment is tax deductible, the charge to earnings, net of income tax benefits, will be approximately $6.8 million to $6.4 million. Future assessments would then be anticipated to be reduced to .04% to .31% of eligible deposits, based on the risk classification assigned to the Bank by the FDIC. The Budget Act also would have provided that the BIF could not assess regular insurance assessments when it has a reserve ratio of 1.25% or more except on those of its member institutions that have been found to have "moderately severe" or "unsatisfactory" financial, operational, or compliance weaknesses.

     The Budget Act also provided for the merger of the BIF and SAIF on January 1, 1998, with such merger being conditioned upon the prior elimination of the thrift charter. Congressional leaders had also agreed that Congress should consider and act upon separate legislation to eliminate the thrift charter as early as possible in 1996. If adopted, such legislation would require that the Bank, as a Pennsylvania savings bank, convert to a bank charter.

     The above described provisions of the Budget Act were not the basis for the President's veto, and Congressional leaders have indicated that these provisions will be the basis for future legislation to recapitalize the SAIF. If enacted by Congress, such legislation would have the effect of reducing the capital of SAIF member institutions by the after-tax cost of the special SAIF assessment, plus any related additional tax liabilities. The legislation would also have the effect of reducing any differential that may otherwise be required in the assessment rates for the BIF and SAIF.

     As the result of the enactment of the Small Business Job Protection Act of 1996, all savings banks and savings associations will be able to convert to a commercial bank charter, diversify their lending, or be merged into a commercial bank without having to recapture any of their pre-1988 tax bad debt reserve accumulations. Any post-1987 reserves will be subject to recapture, regardless of whether or not a particular thrift intends to convert its charter, be acquired, or diversify its activities. The recapture tax on post-1987 reserves will be assessed in equal installments over the six year period beginning in 1996. However, if a thrift meets a minimum level of mortgage lending test (i.e., if the thrift's level of mortgage lending activity (re-financings and home equity loans do not count) is equal to or exceeds its average mortgage lending activity for the six years preceding 1996, adjusted for inflation), then the thrift may suspend its tax bad debt recapture for the 1996 and 1997 tax years. At June 30, 1996, the Bank had a balance of approximately $5.7 million of bad debt reserves in retained income that would be recaptured under this legislation.


CAPITAL REQUIREMENTS

     Any savings association that fails any of the capital requirements is subject to possible enforcement actions by the FDIC. Such actions could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on an association's operations, termination of federal deposit insurance, and the appointment of a conservator or receiver. Certain actions are required by law. The FDIC's capital regulation provides that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

LOANS-TO-ONE BORROWER LIMITATION

     Under federal regulations, with certain limited exceptions, a Pennsylvania chartered savings bank may lend to a single or related group of borrowers on an "unsecured" basis an amount equal to 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if such loan is secured by readily-marketable collateral, which is defined to include certain securities and bullion, but generally does not include real estate. Under the provisions of the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), loans which exceeded the permitted limit on the effective date of the new rules were deemed not to be in violation of the new rules, but the aggregate principal balance of such loans cannot be increased beyond the amount legally committed to prior to FIRREA.

PROMPT CORRECTIVE ACTION

     Under Section 38 of the FDIA, as added by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency is required to implement a system of prompt corrective action for institutions which it regulates. The federal banking agencies have promulgated substantially similar regulations to implement the system of prompt corrective action established by Section 38 of the FDIA, which were effective as of December 19, 1992. Under the regulations, a bank shall be deemed to be (i) "well capitalized" if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a Tier I leverage capital ratio of 5.0% or more and is not subject to any written capital order or directive; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, a Tier I risk-based capital ratio of 4.0% or more and a Tier I leverage capital ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized"; (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, a Tier I risk-based capital ratio that is less than 4.0% or a Tier I leverage capital ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, a Tier I risk-based capital ratio that is less than 3.0% or a Tier I leverage capital ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Section 38 of the FDIA and the regulations also specify circumstances under which a federal banking agency may reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized). As of June 30, 1996, the Bank was a "well-capitalized institution" for this purpose.

ACTIVITIES AND INVESTMENTS OF INSURED STATE-CHARTERED BANKS

     Section 24 of the FDIA, as amended by the FDICIA, generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not, directly or indirectly, acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary; (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation, or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets; (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees', and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions; and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

     The FDIC has adopted final regulations pertaining to the other activity restrictions imposed upon insured savings banks and their subsidiaries by
Section 24. Pursuant to such regulations, insured savings banks engaging in impermissible activities may seek approval from the FDIC to do so, however, if such bank fails to meet the minimum capital requirements, or the activities present a significant risk to the FDIC insurance funds, such application will not be approved by the FDIC.

MISCELLANEOUS

     In addition to requiring a new system of risk-based insurance assessments and a system of prompt corrective action with respect to undercapitalized banks, as discussed above, the FDIC requires federal banking regulators to adopt regulations in a number of areas to ensure bank safety and soundness, including internal controls, credit underwriting, asset growth, management compensation, ratios of classified assets to capital, and earnings. The FDICIA also contains provisions which are intended to enhance independent auditing requirements, restrict the activities of state-chartered insured banks, amend various consumer banking laws, limit the ability of "undercapitalized banks" to borrow from the Federal Reserve Board's discount window, require regulators to perform annual on-site bank examinations, and set standards for real estate lending.

FEDERAL SECURITIES LAWS

     Shares of the Bank's common stock are registered under Section 12(g) of the Exchange Act with the FDIC. The proxy rules, tender offer rules, insider trading restrictions, annual and periodic reporting, and other requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") apply to the Bank but under the jurisdiction of the FDIC. Such reports are available from the FDIC's Registration and Disclosure Section, 1776 F Street, N.W., Room F-643, Washington, D.C. 20429. The telephone number is (202) 898-8920.

REGULATORY ENFORCEMENT AUTHORITY

     FIRREA included substantial enhancement to the enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders, and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. FIRREA significantly increased the amount of, and grounds for, civil money penalties and requires, except under certain circumstances, public disclosure of final enforcement action by the federal banking agencies.

DIVIDENDS

     The Banking Code of the Commonwealth of Pennsylvania states, in part, that dividends may be declared and paid only out of accumulated net earnings and may not be declared or paid unless surplus (retained earnings) is at least equal to capital. The Bank has not declared or paid any dividends which caused the Bank's retained earnings to be reduced below the amount required. Finally, dividends may not be declared or paid if the Bank is in default in payment of any assessment due to the FDIC. At June 30, 1996, the Bank's retained earnings exceeded capital by $61.1 million and the Bank was not in default of any assessment due the FDIC. See Item 5, Market for the Bank's Common Stock and Related Security Holder Matters.

     The foregoing references to laws and regulations are brief summaries thereof which do not purport to be complete and which are qualified in their entirety by reference to such laws and regulations.

                           FEDERAL AND STATE TAXATION

     FEDERAL TAXATION. For federal income tax purposes, the Bank files a federal income tax return on a fiscal year basis. The Holding Company is not permitted to file a consolidated federal income tax return with the Bank, and must pay Federal income tax on 20% of the dividends received from the Bank. Because the Holding Company has nominal assets other than the stock of the Bank, it does not have material federal income tax liability other than the tax due on the dividends received from the Bank.

     The Holding Company and the Bank are subject to the rules of federal income taxation generally applicable to corporations under the Internal Revenue Code of 1986, as amended (the "Code"). Most corporations are not permitted to make deductible additions to bad debt reserves under the Code. However, savings and loan associations and savings banks such as the Bank, which meet certain tests prescribed by the Code may benefit from favorable provisions regarding deductions from taxable income for annual additions to their bad debt reserve. For purposes of the bad debt reserve deduction, loans are separated into "qualifying real property loans," which generally are loans secured by interests in real property, and "non-qualifying loans," which are all other loans. The bad debt reserve deduction with respect to non-qualifying loans must be based on actual loss experience. The amount of the bad debt reserve deduction with respect to qualifying real property loans may be based upon actual loss experience (the "experience method") or a percentage of taxable income determined without regard to such deduction (the "percentage of taxable income method").

     The Bank has elected to use the method that results in the greatest deduction for federal income tax purposes, which historically had been the percentage of taxable income method. The amount of the bad debt deduction that a thrift institution may claim with respect to additions to its reserve for bad debts is subject to certain limitations. First, the full deduction is available only if at least 60% of the institution's assets fall within certain designated categories. Second, under the percentage of taxable income method the bad debt deduction attributable to "qualifying real property loans" cannot exceed the greater of (i) the amount deductible under the experience method or (ii) the amount which, when added to the bad debt deduction for non-qualifying loans, equals the amount by which 12% of the sum of the total deposits and the advance payments by borrowers for taxes and insurance at the end of the taxable years exceeds the sum of the surplus, undivided profits, and reserves at the beginning of the taxable year. Third, the amount of the bad debt deduction attributable to qualifying real property loans computed using the percentage of taxable income method is permitted only to the extent that the institution's reserve for losses on qualifying real property loans at the close of the taxable year does not exceed 6% of such loans outstanding at such time.

     Deferred income taxes arise from the recognition of certain items of income and expense for tax purposes in years different from those in which they are recognized in the financial statements. In April 1992, the FASB issued SFAS 109. The Bank currently is accounting for income taxes in accordance with SFAS 109. The liability method accounts for deferred income taxes by applying the enacted statutory rates in effect at the balance sheet date to differences between the book cost and the tax cost of assets and liabilities. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws. SFAS 109 was implemented by the Bank effective July 1, 1993.

     The Bank is subject to the corporate alternative minimum tax which is imposed to the extent it exceeds the Bank's regular income tax for the year. The alternative minimum tax will be imposed at the rate of 20% of a specially computed tax base. Included in this base will be a number of preference items, including the following: (i) 100% of the excess of a thrift institution's bad debt deduction over the amount that would have been allowable on the basis of actual experience; and (ii) interest on certain tax-exempt bonds issued after August 7, 1986. In addition, for purposes of the new alternative minimum tax, the amount of alternative minimum taxable income that may be offset by net operating losses is limited to 90% of alternative minimum taxable income.

     The Bank was audited by the Internal Revenue Service for the tax periods ended June 30, 1989, 1990, 1991 and 1992, and the IRS is currently conducting its routine audit for the tax periods ended June 30, 1995, 1994 and 1993. See Notes 1 and 11 to the Consolidated Financial Statements which are part of the Annual Report to Stockholders.

     STATE TAXATION. The Bank has been subject to the Mutual Thrift Institutions Tax of the Commonwealth of Pennsylvania based on the Bank's financial net income determined in accordance with generally accepted accounting principles with certain adjustments. The tax rate under the Mutual Thrift Institutions Tax is 11.5%. Interest on state and federal obligations is excluded from net income. An allocable portion of interest expense incurred to carry the obligations is disallowed as a deduction. Three year carryforwards of losses are allowed.

     The subsidiaries of the Bank are subject to the Corporate Net Income Tax and the Capital Stock Tax of the Commonwealth of Pennsylvania and other applicable taxes in the states where they conduct business.

ITEM 2.   PROPERTIES
--------------------

     The Bank conducts its business through its main office located in Warren, Pennsylvania and 53 other full-service offices throughout its market area in northwest, southwest and central Pennsylvania. The Bank and its wholly owned subsidiaries also operate two mortgage lending offices in Pennsylvania, four in New York, and two in South Carolina, as well as 28 consumer finance offices located throughout Pennsylvania and one consumer lending office in New York. At June 30, 1996, the Bank's premises and equipment had an aggregate net book value of approximately $17.8 million. The Bank believes that its current facilities are adequate to meet the present and immediately foreseeable needs of the Bank and Holding Company.

     Listed below is the location of each of the Bank's community banking offices.

Bradford (3), McKean Co.                     --  85 West Washington Street
  --  Bradford Mall
  --  33 Main Street                       Centre Hall, Centre Co.

  --  219 North Pennsylvania Avenue        Meadville (2), Crawford Co.
                                             --  932 Diamond Park
Clarion, Clarion Co.                         --  1073 Park Avenue
  --  537 Main Street                        --  880 Park Avenue
  --  601 Main Street
  --  97 West Main Street                  Mount Joy, Lancaster Co.
                                             --  24 East Main Street
Columbia, Lancaster Co.
  --  350 Locust Street                    Myerstown, Lebanon Co.
                                             --  1 West Main Avenue
Erie (9), Erie Co.
  --  2255 West 8th Street                 North East, Erie Co.
  --  K-Mart Plaza                           --  35 East Main Street
        2863 West 28th Street
  --  K-Mart Plaza East                    Oil City (3), Venango Co.
        4423 Buffalo                         --  One East First Street
  --  Millcreek Mall                         --  301 Seneca Street
        3805 Peach Street                    --  259 Seneca Street
  --  3805 Peach Street
  --  5624 Peach Street                    Palmyra, Lebanon Co.
  --  401 State Street                       --  1048 East Main Street
  --  121 West 28th Street
                                           Pottsville, Schuylkill Co.
Franklin, Venango Co.                        --  104 North Centre Street
  --  1301 Liberty Street
                                           Ridgway, Elk Co.
Gibsonia, Allegheny Co.                      --  Main & Mill Streets
  --  Village of St. Barnabas
        5850 Meridian                      Sarver, Butler Co.
                                             --  735 South Pike Road
Harborcreek, Erie Co.
  --  4452 East Lake Road                  Springboro, Crawford Co.
                                             --  105 South Main Street
Hershey, Dauphin Co.
  --  10 West Chocolate Avenue             St. Marys (2), Elk Co.
                                             --  201 Brusselles Street
Johnsonberg, Elk Co.                         --  St. Mary's Plaza
  --  553 Market Street
                                           State College, Centre Co.
Kane, McKean Co.                             --  201 West Beaver Avenue
  --  56 Fraley Street                       --  611 University Drive
                                             --  1524 West College Avenue
Lake City, Erie Co.
  --  2102 Rice Avenue                     Titusville, Crawford Co.
                                             --  Spring & Franklin Street
Lancaster, Lancaster County
  --  24 West Orange Street                Valencia, Butler Co.
                                             --  1421 Pittsburgh Road
Lebanon (2), Lebanon Co.
  --  70 Cumberland Street                 Warren (2), Warren Co.
  --  547 South 10th Street                  --  Warren Mall
                                                   1680 Market Street Ext.
Lewistown, Mifflin County                    --  125 Ludlow Street
  --  51 West Market Street                  --  Liberty at Second

                                           Wrightsville, York Co.
                                             --  120 North 4th Street

                                           York, York Co.
                                             --  Queensgate Shopping Center

ITEM 3.  LEGAL PROCEEDINGS
--------------------------

     The Bank is involved in the following proceedings, and in various legal actions arising in the normal course of its business. In the opinion of management, the resolution of these legal actions is not expected to have a material adverse effect on the Bank's results of operations.

     The Bank is involved in litigation with a borrower with respect to a loan originated in September 1986 collateralized by timeshare loans and unsold timeshare intervals in Honolulu, Hawaii. The loan has been delinquent since 1990. In February 1994 the borrower filed a complaint in the United States District Court in Honolulu against the Bank seeking $10.0 million in damages for alleged business interference. The Bank has filed a claim against the borrower to collect under the borrower's note. Management believes that there is no merit to the borrower's complaint and believes the Bank will have no material liability as a result of the suit.

     On December 13, 1994, a complaint was filed in United States District Court, Western District of Pennsylvania, by an individual who purports to have subscribed for stock in the Bank's mutual holding company reorganization and stock offering (the "Offering") that was completed in November 1994. The named defendants in the complaint are Northwest Savings Bank, Northwest Bancorp, M.H.C., Ryan, Beck & Co., Inc., RP Financial, Inc., and the Bank's Board of Directors. The plaintiff seeks to represent persons who subscribed for and purchased stock in the Offering. The complaint alleges that the appraisal used in the Bank's Offering was inappropriately increased at the completion of the Offering, and that, among other things, the Bank violated the federal securities laws (including section 10 of the Securities Exchange Act of 1934 and sections 12(2) and 15 of the Securities Act of 1933) and regulations thereunder, violated Pennsylvania securities law, breached a fiduciary duty owed to plaintiff, and breached a contract with plaintiff. Money damages and other relief is sought. On November 17, 1995, the District Court dismissed all Federal claims against the defendants with prejudice, and dismissed the remaining claims without prejudice. On December 14, 1995, the plaintiff appealed the District Court's decision to the United States Court of Appeals for the Third Circuit. Management intends to continue to vigorously defend against this action.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
-----------------------------------------------------------------------

     Persons and groups who beneficially own in excess of 5% of the Common Stock are required to file certain reports with the Federal Deposit Insurance Corporation regarding such ownership pursuant to the Securities Exchange Act of 1934. The following table sets forth, as of June 30, 1996, the shares of Common Stock beneficially owned by directors individually, by executive officers and directors as a group and by each person who was the beneficial owner of more than 5% of the Bank's outstanding shares of Common Stock on the Record Date.

                                         AMOUNT OF SHARES
                                         OWNED AND NATURE       PERCENT OF SHARE
     NAME AND ADDRESS OF                  OF BENEFICIAL          OF COMMON STOCK
     BENEFICIAL OWNERS                    OWNERSHIP (1)            OUTSTANDING
     -------------------                 ----------------       ----------------
Northwest Bancorp, M.H.C. (2)                16,200,000              69.3%
Liberty and Second Streets
Warren, Pennsylvania 16365-2353

John O. Hanna                                   103,139                 *
William J. Wagner                                29,339                 *
James H. Olay                                    46,000                 *
Richard L. Carr                                  12,012                 *
Taylor W. Foster                                 32,000                 *
Robert L. Lasher                                 18,750                 *
Thomas K. Creal, III                             12,800                 *
John J. Doyle                                    18,500                 *
Robert G. Ferrier                                36,700                 *
Richard E. McDowell                              36,000                 *
Joseph T. Stadler                                 8,000                 *
Walter J. Yahn                                   20,758                 *
John S. Young                                    18,636                 *
Gregory C. La Rocca                              17,545                 *
James E. Vecellio                                17,678                 *

All Directors and Executive Officers            427,857               1.8%
                                              ---------            ------
as a Group (15 persons)

_________________________
* Less than 1%
(1) In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner for purposes of this table, of any shares of Common Stock if he has shared voting or investment power with respect to such security, or has a right to acquire beneficial ownership at any time within 60 days from August 31, 1996. As used herein, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Includes all shares held directly as well as by spouses and minor children, in trust and other indirect ownership, over which shares the named individuals effectively exercise sole or shared voting and investment power.
(2) The Bank's executive officers and directors are also executive officers and trustees of Northwest Bancorp, M.H.C.


                                    PART II

ITEM 5.   MARKET FOR BANK'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS
----------------------------------------------------------------------------

     The "Market for Common Stock and Related Matters" and "Stockholder Information" sections of the Bank's annual report to stockholders for the fiscal year ended June 30, 1996 (the "1996 Annual Report to Stockholders") are incorporated herein by reference. No other sections of the 1996 Annual Report to Stockholders are incorporated herein by reference.

ITEM 6.   SELECTED FINANCIAL DATA
---------------------------------

     The Selected Financial Data section of the 1996 Annual Report to Stockholders is incorporated herein by reference. No other sections of the 1996 Annual Report to Stockholders are incorporated herein by reference.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
-------------------------------------------------------------------------
          RESULTS OF OPERATIONS
          ---------------------

     The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section contained in pages 18-34 of the 1996 Annual Report to Stockholders is incorporated herein by reference. No other sections of the 1996 Annual Report to Stockholders are incorporated herein by reference.


ITEM 8.   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-----------------------------------------------------

     The material identified in Item 11(a)(1) hereof is incorporated herein by reference.

                                    PART III
                                    --------

ITEM 9.   DIRECTORS AND EXECUTIVE OFFICERS
------------------------------------------

     The "Proposal I--Election of Directors" section of the Bank's definitive proxy statement for the Bank's 1996 Annual Meeting of Stockholders (the "1996 Proxy Statement") is incorporated herein by reference.

ITEM 10.  MANAGEMENT COMPENSATION AND TRANSACTIONS
--------  ----------------------------------------

     The "Proposal I--Election of Directors" section of the Bank's 1996 Proxy Statement is incorporated herein by reference.

ITEM 11.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM F-3
--------------------------------------------------------------------------

     (a)(1)  Financial Statements
             --------------------

               The following documents appear in sections of the 1996 Annual Report to Stockholders under the same captions, and are incorporated herein by reference. No other sections of the 1996 Annual Report to Stockholders are incorporated herein by reference.

          (A)  Independent Auditors' Report

          (B)  Consolidated Statements of Condition - at June 30, 1996 and 1995

          (C) Consolidated Statements of Income - Years ended June 30, 1996, 1995 and 1994

          (D) Consolidated Statements of Changes in Shareholders' Equity -Years ended June 30, 1996, 1995 and 1994

          (E) Consolidated Statements of Cash Flows - Years ended June 30, 1996, 1995 and 1994

          (F)  Notes to Consolidated Financial Statements.

     (a)(2)  Financial Statement Schedules
             -----------------------------

Schedule I - Securities. The data required to be reported under Section 335.627, Paragraph D, Schedule I - Securities, are reported in Footnote 4 of the audited Consolidated Financial Statements and Schedules, June 30, 1996.

Schedule II - Loans to Officers, Directors, Principal Security Holders and any Associates of the Foregoing Persons. Northwest Savings Bank has no loans meeting the criteria of Section 335.627, Paragraph D, Schedule II - Loans to Officers, Directors, Principal Security Holders and any Associates of the Foregoing Persons.

Schedule III - Loans and Lease Financing Receivables. The data required to be reported under Section 335.627, Paragraph D, Schedule III - Loans and Lease Financing Receivables, are reported in Footnote 5 of the audited Consolidated Financial Statements and Schedules, June 30, 1996.

Schedule IV - Bank Premises and Equipment. The data required to be reported under Section 335.627, Paragraph D, Schedule IV - Bank Premises and Equipment, are reported in Footnote 9 of the audited Consolidated Financial Statements and Schedules, June 30, 1996.

Schedule V - Investments in Income from Dividends, and Equity in Earnings or Losses from Subsidiaries and Associated Companies. The data required to be reported under Section 335.627, Paragraph D, Schedule V -Investments in Income from Dividends, and Equity in Earnings or Losses from Subsidiaries and Associated Companies, are reported in Schedules A, A-1, B, B-1 and C (pages 34 through 42) of the audited Consolidated Financial Statements and Schedules, June 30, 1996.

Schedule VI - Allowance for Possible Loan Losses. The data required to be reported under Section 335.627, Paragraph D, Schedule VI - Allowance for Possible Loan Losses, are reported in Footnote 7 of the audited Consolidated Financial Statements and Schedules, June 30, 1996.

     (b)  Reports on Form F-3
          -------------------

     The Bank has not filed a Current Report on Form F-3 during the year ended June 30, 1996.

     (c)  Exhibits
          --------

          (1)  Articles of Incorporation and Bylaws*
          (3)  Material contracts
               (A) Restated Deferred Compensation Plan for Directors**
               (B) Retirement Plan for Outside Directors**
               (C) Northwest Savings Bank Pension Plan**
               (D) Northwest Savings Bank Nonqualified Supplemental Retirement
                   Plan**
               (E) Defined Contribution 401(K) Profit Sharing Plan (and adoption agreement)**
               (F) Employee Stock Ownership Plan*
               (G) Employment Agreement between the Bank and John A. Hanna,
                   President and Chief Executive Officer**
               (H) Employee Severance Compensation Plan*
          (6)  1996 Annual Report to Stockholders
          (9)  Subsidiaries of the Bank

____________
* Incorporated by reference to the Bank's Notice to Effect a Mutual Holding Company Reorganization, filed with the FDIC pursuant to 12 C.F.R.
     (S)303.15, on March 22, 1994, as amended on May 9, July 8, and July 19, 1994 (the "Notice").

** Incorporated by reference to the Bank's Form F-2 for the fiscal year ended June 30, 1994, filed with the FDIC on October 17, 1994.

                                   SIGNATURES
                                   ----------

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        NORTHWEST SAVINGS BANK


Date:  September 27, 1996               By:   /s/ John O. Hanna
                                              ----------------------------
                                              John O. Hanna, President and
                                              Chief Executive Officer

     Pursuant to the requirements of the Securities Exchange of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ John O. Hanna                      By: /s/ William J. Wagner
   --------------------------------------     --------------------------
   John O. Hanna, President                   William J. Wagner, Executive Vice
   Chief Executive Officer and Director       President and Director (Principal
   (Principal Executive Officer)              Financial/Accounting Officer)

Date:  September 27, 1996                  Date:  September 27, 1996

By: /s/ John S. Young                    By:  /s/ Robert L. Lasher
    -------------------------------------     --------------------------
    John S. Young, Director                   Robert L. Lasher, Director

Date:  September 27, 1996                  Date:  September 27, 1996

By: /s/ Richard L. Carr                    By: /s/ Richard E. McDowell
    -------------------------------------      -------------------------
    Richard L. Carr, Director                  Richard E. McDowell, Director


Date:  September 27, 1996                  Date:  September 27, 1996


By: /s/ Thomas K. Creal, III               By:  /s/ Joseph T. Stadler
    -------------------------------------       ------------------------
    Thomas K. Creal, III, Director              Joseph T. Stadler, Director

Date:  September 27, 1996                  Date:  September 27, 1996


By: /s/ John J. Doyle                      By:  /s/ Walter J. Yahn
    -------------------------------------       ------------------------
    John J. Doyle, Director                     Walter J. Yahn, Director

Date:  September 27, 1996                  Date:  September 27, 1996

By: /s/ Robert G. Ferrier                  By: /s/ Taylor W. Foster
    -------------------------------------      -------------------------
    Robert G. Ferrier, Director                Taylor W. Foster, Director

Date:  September 27, 1996                  Date:  September 27, 1996

                                   EXHIBIT 6

                         ANNUAL REPORT TO STOCKHOLDERS

Dear Shareholder and Customer,


Our first full year as a public company was a successful and rewarding experience. You will find as you read through our report, assets increased $286 million (18%), deposits increased $166 million (12.9%), and loans receivable increased $210 million (18.1%). The Bank's net interest margin, its core earnings, remained strong increasing over 10% to $66.5 million. After tax earnings were $17.5 million, an increase of $1.2 million (7.4%), over the prior year and a record for the Bank. This represents a return on average assets
(ROAA) of 1.05% and a return on average equity (ROE) of 9.48%. Earnings per share were $.77.

An area that must also be highlighted is the fine asset quality of the Bank. You will find that the ratio of non-performing assets to total assets is a low
 .81% and that loans 90 days or more past due represent only .69% of net loans receivable. This, plus the strong growth in our loan portfolio are certainly a tribute to the outstanding job our lending and loan servicing personnel are doing.

Acquisitions and new offices are an integral part of the Bank's strategic plan to expand its market in selected areas across Pennsylvania. Over $125 million of the asset growth realized this year can be attributed to acquisitions and new office facilities. In October we expanded our market area into Schuylkill County through the purchase of the Pottsville office of another savings institution. Early this year, we strengthened our position in McKean and Clarion counties by acquiring First Federal Savings Bank of Kane and in Elk County with the opening of a new office in Johnsonburg,Pennsylvania. In March we expanded our presence in the State College and Centre County areas by acquiring the 1st National Bank of Centre Hall. Our presence in Lebanon county was also enhanced by the opening of a new office in Myerstown and the expansion of our downtown Lebanon facility at 8th and Cumberland Avenues. We welcome the staffs and customers of these new offices to the growing Northwest family and know that they will contribute greatly to the continued success of the Bank.

Another major accomplishment for the year was the renovation of the four story building attached to the Bank's corporate office facility by a pedestrian walkway. This facility provides our growing Bank with over 35,000 square feet of additional space for current and future needs.

Expansion will continue in 1997 with new locations to be established in Bellefonte and State College in Centre County, in Butler County and in Cranberry, PA in Venango County. Also, the previously announced merger with the Bridgeville Savings Bank in Bridgeville, Pennsylvania should be completed in early 1997. This growing southern Allegheny County area will be a new market for the Bank.

In addition to the expansion of office facilities, Northwest is implementing new technology in the delivery of banking services and is committed to providing these services to its customers at a reasonable cost. Checking account customers will soon enjoy the convenience of check imaging and debit cards, with electronic bill paying services to soon follow. A major undertaking initiated by the Bank this past year was the search for a new software package that will provide financial information to customers in a convenient and efficient format while providing the bank with the information and data processing capabilities it will need to assure its competitive position in the future.

The competition for bank deposits by mutual funds and other alternative investment opportunities continue to be a concern to our Bank. Despite this increase in competition, Northwest was fortunate to record a net growth in its deposit accounts this past year. However, this increased competition resulted in a slightly higher cost to our deposits which has placed pressure on our net interest margin.

A second concern is the failure by Congress to find a solution to the undercapitalization problem of the Savings Association Insurance Fund (SAIF). The disparity that exists between the FDIC insurance premium paid by well-capitalized institutions insured by the Bank Insurance Fund (BIF) is now .23% of average insured deposits. This is a tremendous competitive disadvantage for SAIF insured institutions such as Northwest. BIF insured competitors, mostly commercial banks, are now paying only a flat $2,000 annual fee for deposit insurance. In fiscal year 1996, Northwest Savings Bank paid over $3 million for the same coverage. As you can see, it is critical to all SAIF insured institutions that Congress act immediately.

A lawsuit that was initiated against the Bank as a result of the completion of its initial public offering continues. On December 13, 1994, a complaint was filed in United States District Court, Western District of Pennsylvania, by an individual who purports to have subscribed for stock in the Bank's mutual holding company reorganization and stock offering that was completed in November 1994 and alleges that the appraisal used in the Bank's Offering was inappropriately increased at the completion of the Offering, and that, among other things, the Bank violated the federal securities laws. On November 17, 1995, the District Court dismissed all Federal Claims against the defendants with prejudice, and dismissed the remaining claims without prejudice. On December 14, 1995, the plaintiff appealed the District court's decision to the United States Court of Appeals for the Third Circuit. Management feels that the decision of the District Court supports its belief the claims are unfounded and will continue to vigorously defend against this action.

Since it began trading on November 7, 1994, Northwest's stock has realized a compounded rate of return, assuming the reinvestment of dividends, of nearly 30%. In May, the Bank's Board of Directors moved to further enhance the market value of the shares by splitting the stock in the form of a 100% stock dividend. In July, the Board increased the annualized dividend from $.30 to $.32 per share. Rest assured the Directors and management are committed to the enhancement of shareholder value.

The Bank will soon proudly celebrate its 100th anniversary. Founded in Bradford, Pennsylvania in 1896, the company has grown to a $1.8 billion institution whose 54 offices and subsidiaries now serve the residents of 16 counties in Pennsylvania and over 300,000 customers. We hope you will take time to read the brief history that has been provided for you in this Centennial edition of our Annual Report and learn more about our Bank.

I would be remiss if I did not take this opportunity to express my appreciation and thanks to all my fellow employees for a job well done. The growth and success of the Bank can be attributed to their talent and dedication.

The success of the year was dampened by the loss of our Chairman, "Jim" Olay, who passed away on June 29, 1996. Jim's dedication and commitment to the Bank and his family, friends and community were unsurpassed. We miss Jim as an associate as well as a good friend. Our most heartfelt sympathies remain with his wife, Noma, and his family.

I would like to thank you for your support as a customer and as a shareholder, equally important roles, as we begin our second century as a provider of financial services to our growing family of customers.

                                        Sincerely,

                                        /s/John O. Hanna
                                        John O. Hanna
                                        President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

--------------------------------------------------------------------------------
At year end June 30,                   1996            1995            1994
--------------------------------------------------------------------------------
Total Assets                      $1,877,925,000  $1,591,894,000  $1,430,284,000
Loans Receivable, Net             $1,374,955,000  $1,164,735,000  $1,062,533,000
Deposit Accounts                  $1,450,047,000  $1,283,935,000  $1,235,401,000
Shareholders' Equity              $  190,651,000  $  178,690,000  $  102,319,000
Book Value Per Share                       $8.16           $7.74             N/A
Last Trade Price                          $11.25           $9.63             N/A

--------------------------------------------------------------------------------
For the year ended June 30,
--------------------------------------------------------------------------------
Net Interest Income               $   66,493,000  $   60,032,000  $   55,236,000
Net Income Before the
 Cumulative Effect of
 Change in Accounting
 Principle                        $   17,486,000  $   16,294,000  $   15,998,000
Earnings Per Share, Annualized    $          .77  $          .72             N/A
Dividends Per Share               $          .30  $          .125            N/A

--------------------------------------------------------------------------------
Key Financial Ratios for the year ended June 30,
--------------------------------------------------------------------------------
Return on Average Shareholders'
  Equity,  Annualized                      9.48%            9.29%            N/A
Return on Average Assets                   1.05%            1.09%          1.33%
Interest Rate Spread                       3.72%            3.81%          4.00%
Nonperforming Assets to Total
 Assets at End of Period                    .81%            1.03%          1.53%
Allowance for Loan Losses to
 Nonperforming Assets at End
 of Period                                86.09%           72.51%         51.42%

-------------------------------------------------------------------------------
Other Data at June 30,
-------------------------------------------------------------------------------
Number of:
 Community Banking Offices                   54               45             45
 Consumer Finance Offices                    29               28             26
 Mortgage Loan Production Offices             8                8              6

NORTHWEST SAVINGS BANK

         [MAP OF LOCATIONS OF COMMUNITY BANKING OFFICES IN PENNSYLVANIA &
                            NEW YORK APPEARS HERE]

CORPORATE HEADQUARTERS
----------------------
  * Warren
    Liberty Street at Second Avenue
    (814) 726-2140

COMMUNITY BANKING OFFICES
-------------------------
1.  Bradford (3), McKean Co.                  22. Pottsville, Schuykill Co.
    Bradford Mall                                 104 North Centre Street
    33 Main Street
    85 West Washington Street                 23. Ridgway, Elk Co.
                                                  Main & Mill Streets
2.  Centre Hall, Centre Co.
    219 North Pennsylvania Ave.               24. Sarver, Butler Co.
                                                  735 South Pike Road
3.  Clarion (3), Clarion Co.
    537 Main Street                           25. Springboro, Crawford Co.
    601 Main Street                               105 South Main Street
    97 West Main Street
                                              26. St. Marys (2), Elk Co.
4.  Columbia, Lancaster Co.                       201 Brusselle Street
    350 Locust Street                             St. Marys Plaza

5.  Erie (9), Erie Co.                        27. State College (3), Centre Co.
    2256 West 8th Street                          201 West Beaver Avenue
    K-Mart Plaza East                             611 University Drive
    K-Mart Plaza West                             1524 West College Avenue
    Millcreek Mall
    3805 Peach Street                         28. Titusville, Crawford Co.
    5624 Peach Street                             Spring & Franklin Streets
    401 State Street
    121 West 26th Street                      29. Valencia, Butler Co.
                                                  1421 Pittsburg Road
6.  Franklin, Venango Co.
    1301 Liberty Street                       30. Warren (3), Warren Co.
                                                  Warren Mall
7.  Gibsonia, Allegheny Co.                        1666 Market Street Ext.
    Village of St. Barnabas                       125 Ludlow Street
    5850 Meridian                                 Liberty at Second

8.  Harborcreek, Erie Co.                     31. Wrightsville, York Co.
    4452 East Lake Road                           120 North 4th Street

9.  Hershey, Dauphin Co.                      32. York, York Co.
    10 West Chocolate Avenue                      Queensgate Shopping Center

10. Johnsonberg, Elk Co.
    553 Market Street

11. Kane, McKean Co.
    56 Fraley Street

12. Lake City, Erie Co.
    2102 Rice Avenue

13. Lancaster, Lancaster Co.
    24 West Orange Street

14. Lebanon (2), Lebanon Co.
    70 Cumberland Street
    547 South 10th Street

15. Lewistown, Mifflin Co.
    51 West Market Street

16. Meadville (3), Crawford Co.
    932 Diamond Park
    1073 Park Avenue
    880 Park Avenue

17. Mount Joy, Lancaster Co.
    24 East Main Street

18. Myerstown, Lebanon Co.
    1 West Main Avenue

19. North East, Erie Co.
    35 Main Street

20. Oil City (3), Venango Co.
    1 East First Street
    301 Seneca Street
    259 Seneca Street

21. Palmyra, Lebanon Co.
    1048 East Main Street

Financial Highlights

Year Ended June 30, 1996
(as originally reported and adjusted for stock splits)

 . Total Assets grew by $286.0 million, or 18.0%, to $1.878 billion as the Bank continued its tradition of controlled and profitable growth.

 . Loans Receivable grew by $210.3 million, or 18.1%, to $1.375 billion as the Bank continued to increase both its market share and increase its ratio of loans to deposits.

 . Deposits grew by $166.1 million, or 12.9%, to $1.450 billion with $95.8 million resulting from acquisitions and $70.2 million from internal growth.

 . Borrowed money increased by $108.4 million, or 104.8%, to $211.8 million as the Bank used borrowed funds to support additional lending and investment activities and improve net interest income.

 . Net income increased by $1.2 million, or 7.4%, to $17.5 million.

 . Net interest income increased by $6.5 million, or 10.8%, to $66.5.

 . Noninterest expense increased by $3.9 million, or 10.5%, as the Bank continued to expand operations while controlling the increase in noninterest expense.

 . Noninterest expense equalled just 60% of the increase in net interest income, thereby increasing profitability.

 . The Bank's efficiency ratio, which is operating costs divided by total income, was 57.8%.

 . The provision for loan losses increased by $400,000, or 37%, to $1.5 million as increased loan originations made an increase in loan loss reserves necessary.

 . Asset quality remained exceptionally strong with nonperforming assets at June
  30, 1996 of only $15.3 million or .81% of total assets.

 . Delinquency remained low with loans ninety days or more past due representing only .69% of net loans receivable and loans thirty days or more past due representing only 1.30% of net loans receivable.

                                 Total Assets
                            (Dollars in millions)
                             1992            $1,217
                             1993            $1,292
                             1994            $1,430
                             1995            $1,592
                             1996            $1,878

                            Total Loans Receivable
                          (Net, dollars in millions)
                             1992            $  896
                             1993            $  999
                             1994            $1,063
                             1995            $1,165
                             1996            $1,375

                                Total Deposits
                          (Net, dollars in millions)
                             1992            $1,100
                             1993            $1,136
                             1994            $1,235
                             1995            $1,284
                             1996            $1,450

Shareholder Highlights

Year Ended June 30, 1996
(as originally reported and adjusted for stock splits)

 . Shareholder's Equity increased by $12.0 million, or 6.7%, to $190.7 million.

 . Book value per share increased $.42, or 5.4%, to $8.16.

 . The market value of the Bank's stock increased by $1.62 per share, or 16.8%, to $11.25 per share.

 . The Bank's return on average equity was 9.48% during this first full year as a publicly traded company.

 . In April 1996, the Bank's Board of Directors declared a two-for-one stock split in the form of a stock dividend. For each share held, each shareholder of record on May 3, 1996, received one additional share on May 15, 1996. Since this stock split was in the form of a stock dividend, the par value of $.10 per share and the number of authorized shares, 50,000,000, did not change.

 . The annualized dividend yield at June 30, 1996 was 2.84% when using
  Northwest's current quarterly dividend of $.08 per share and the June 30, 1996 closing price of $11.25 per share.

 . Earnings per share were $.20, $.17, $.20 and $.20 respectively for the four quarters ended June 30, 1996 giving total earnings per share of $.77. The decline in earnings for the second quarter primarily resulted from the adoption of the Bank's recognition and retention plan.

 . Market capitalization for the Bank's 7,176,000 publicly traded shares at June
  30, 1996 was $80.7 million.

 . Trading volume of the Bank's stock remained strong with an average of 207,000 shares traded each month during the fiscal year.

                          Market Value of NWSB Stock
                           Month End Closing Prices
                             J               $10.125
                             A               $10.75
                             S               $12.00
                             O               $12.625
                             N               $12.625
                             D               $12.125
                             J               $11.688
                             F               $11.375
                             M               $11.125
                             A               $12.125
                             M               $12.25
                             J               $11.25

                          Quarterly Earnings Per Share
                                   (Dollars)
                             1st Qtr.        $0.20
                             2nd Qtr.        $0.17
                             3rd Qtr.        $0.20
                             4th Qtr.        $0.20

                                Trading Volume
                             J               368,627
                             A               225,505
                             S               286,926
                             O               382,142
                             N               88,525
                             D               254,066
                             J               168,354
                             F               90,123
                             M               79,487
                             A               149,871
                             M               205,842
                             J               184,453

The Year in Review

 . October 13, 1995 -  Opened new full-service bank office in Myerstown,
  Lebanon County, Pennsylvania.

 . November 9, 1995 -  Opened new full-service bank office in downtown Lebanon,
  Pennsylvania, to replace smaller facility at an adjacent location.

 . November 13, 1995 - Opened full-service bank office in Pottsville, Schuykill
  County, Pennsylvania after purchasing physical location and deposits of $23.8 million from another financial institution.

 . November 21, 1995 - Conducted the first Annual Shareholders Meeting of
  Northwest Savings Bank in Warren, Pennsylvania.

 . February 29, 1996 - Opened new full-service bank in downtown Johnsonburg, Elk
  County, Pennsylvania.

 . March 30, 1996 - Completed merger with First Federal Savings Bank of Kane with assets of $45.6 million and three banking offices in Kane and Clarion, Pennsylvania.

 . April 1, 1996 - Opened the 29th office of Northwest Consumer Discount Company in Johnstown, Pennsylvania.

 . April 12, 1996 - Completed merger with First National Bank of Centre
  Hall with assets of $39.3 million and full-service offices in Centre Hall and State College, Pennsylvania.

 . May 3, 1996 - Declared a two-for-one stock split.

 . June 28, 1996 - Completed the renovation of an additional corporate office facility in Warren, Pennsylvania, to house the Bank's corporate departments for lending, audit, human resources, credit review and marketing.

 . June 30, 1996 - Total loans of Northwest Consumer Discount company surpassed
  $100 million.

================================================================================

In Memoriam

With great sadness we report the death of James H. Olay, on June 29, 1996, following an extended illness. Mr. Olay served as a Director of Northwest Savings Bank since 1983 when Ridgway Federal Savings and Loan merged with Northwest. Mr. Olay had previously served as a Director of Ridgway Federal Savings and Loan since 1966. In 1993 Mr. Olay was elected Chairman of the Board of Northwest and he served in that capacity until his death. We will miss Jim's commitment to our Bank and our community. His death is a loss to all of us whose lives he touched.
================================================================================

                             [Photo appears here]
                               Myerstown Office

                              [Logo appears here]
                                First
                                Federal
                                 Savings Bank

                              [Logo appears here]
                            THE FIRST NATIONAL BANK
                                OF CENTRE HALL

Corporate Philosophy

     . To provide a level of service that exceeds our customers' expectations . To provide a secure and challenging environment for our employees
     . To maintain an active involvement in our communities
     . To provide an attractive return on investment to our shareholders

Geographic Diversification

     . 54 community banking offices in 16 counties in Pennsylvania
     . 28 consumer finance offices in 17 counties in Pennsylvania and one consumer finance office in New York
     . 4 mortgage loan origination offices in New York, 2 offices in Pennsylvania and 2 offices in South Carolina

Business Emphasis

     . Provide quality customer service
     . Provide a wide array of financial products
     . Originate mortgage, consumer and commercial loans in our market area . Solicit retail deposits in our market areas as our primary source of funds


NORTHWEST SAVINGS BANK
Founded in 1896
A Century of Service


Corporate Profile

Introduction

     Northwest Savings Bank was founded as the Bradford Building, Savings and Loan Association in 1896 in Bradford, Pennsylvania, approximately forty miles from the current corporate headquarters in Warren, Pennsylvania. Like all thrift institutions of the 19th century, Bradford Building and Loan was formed to promote personal savings and home ownership and serve its community. While many things have changed over the past one hundred years, our founding fathers' dream of promoting thrift and home ownership and serving the community has remained the cornerstone of tradition at Northwest Savings Bank.

     We celebrate our centennial year by not only remembering how far we have come, but also by recognizing that in order to continue to succeed, our institution must continue to advance, compete, profit and grow in an ever changing market. In preparing for our second century we reflect on our history and recognize both the successes and tribulations of the past. We recognize that our success has come from a continuous effort to sustain growth in our existing markets, to enter new markets and to acquire institutions that are anxious to become part of the Northwest tradition. We expect this philosophy of controlled, profitable growth to continue.

     We also recognize that we owe much of our success to our employees who know how our organization benefits our customers and our communities and who promote Northwest as "Everything Your Bank Should Be". We thank and applaud our employees for the successes of the past, and we challenge them to continue to contribute to the successes of the future.

     Finally, we thank our customers who have made a century of service possible. We appreciate your confidence in our Bank as your lender, as your depository and as your investment for the future. We look forward to continuing this relationship as we enter our second century.

Business Strategy

     Northwest Savings Bank has traditionally operated as a community-oriented savings bank dedicated to providing quality customer service. We have emphasized retail deposits as our primary source of funds with a majority of these funds invested in locally-originated residential first mortgage loans. In recent years, we have diversified our lending to include consumer and commercial loan products to meet a wider range of borrowing needs. We generally invest funds not invested in loans in mortgage-backed securities and other marketable investment securities

     We have continued to diversify from traditional banking operations by forming a consumer finance subsidiary, Northwest Consumer Discount Company and a mortgage loan origination company, Northwest Mortgage Corporation. Northwest Consumer Discount Company has grown steadily since being chartered in 1982. During the fiscal year ended June 30, 1996 Northwest Consumer reached a milestone when total loans surpassed $100 million. Northwest Mortgage Corporation continues to originate mortgage loans from its offices in Pennsylvania, South Carolina and New York which in turn provide geographic diversity to the Bank's loan portfolio.

     We believe that this business strategy will continue to serve our Bank well into the next century. We feel that competition in the financial services industry will continue to intensify and that we will have to remain flexible and focused in order to continue to grow and prosper.

Asset Mix

     Northwest Savings Bank constantly monitors the mix of its assets in order to maintain an acceptable credit risk profile, minimize exposure to changes in interest rates, and maintain an acceptable interest rate spread.

     At June 30, 1996, the Bank's funds were invested in the following assets:

                                                                          % of
                                                     Amount              Assets
                                                 ------------------------------
Real Estate Loans                                 1,105,900,000           58.9%
Consumer Loans                                      252,063,000           13.4%
Commercial Loans                                     67,045,000            3.6%
Mortgage-backed Securities                          291,446,000           15.5%
Investment Securities                               106,047,000            5.7%
Interest-earning Deposits                            30,498,000            1.6%
Other Assets                                         24,926,000            1.3%
                                                 ------------------------------
Total                                            $1,877,925,000            100%
                                                 ==============================

     Of the $1.853 billion the Bank had invested in interest-bearing assets, $465.0 million or 25.1% consisted of assets with adjustable interest rates.

     Looking ahead we anticipate that the Bank will continue to offer a wide array of loan products and aggressively price and market these products. We intend to maintain our competitive edge in being a full-service retail lending institution.

                           [BAR CHART APPEARS HERE]

                             Northwest Consumer
                             Discount Company
                             Total Loans at June 30
                             (Dollars in millions)

                             1985              $2.1
                             1990             $50.2
                             1996            $100.9

                           [PIE CHARTS APPEARS HERE]

                     Asset Mix

                     Real Estate Loans               58.9%
                     Deposits                         1.6%
                     Invest. Sec.                     5.7%
                     Mtg. backed Sec.                15.5%
                     Other Assets                     1.3%
                     Commercial Loans                 3.6%
                     Consumer Loans                  13.4%

                     Loan Mix

                     Home imp./equity                 2.7%
                     Commercial                       4.7%
                     Auto/Other                      11.6%
                     Education                        3.4%
                     Multi-family                     5.0%
                     1-4 Family                      72.6%

                           [PIE CHART APPEARS HERE]

                             Interest-bearing
                             Liability Mix

                             Money Market            5.0%
                             Checking               11.7%
                             Savings                17.8%
                             Borrowings             12.8%
                             Certificates           52.7%

                           [BAR GRAPH APPEARS HERE]


                             Net Interest Income
                             (Dollars in millions)

                             1992              $40.9
                             1993              $50.3
                             1994              $55.2
                             1995              $60.0
                             1996              $66.5


Liability Mix

     Historically, Northwest Savings Bank has relied on retail deposits to fund its investment activities. To meet increasing loan demand and leverage Northwest's capital, the Bank most recently began to increase its borrowings from the Federal Home Loan Bank.

     At June 30, 1996, the Banks major sources of funds were as follows:


                                                                         % of
                                                                    Interest-
                                                                      Bearing
                                               Amount             Liabilities
                                       --------------------------------------
Savings Accounts                       $  296,099,000                  17.8%
Checking Accounts                         195,019,000                  11.7%
Money Market Accounts                      82,552,000                   5.0%
Certificates of Deposit                   876,377,000                  52.7%
Borrowed Funds                            211,761,000                  12.8%
                                       --------------------------------------
Interest-bearing Liabilities           $1,661,808,000                 100.0%
                                       ======================================

     Northwest intends to remain competitive in pricing its deposit products, and plans to expand its product line to better compete with its bank and non-bank competitors.

Net Interest Income

     Northwest Savings Bank's net interest income, the difference between interest earned on assets and interest paid on liabilities, is the Bank's primary source of income. The Bank has increased net interest income each year over the past five years, and it currently excels in this area when compared to other savings banks of similar size. This historical growth pattern has resulted from the Bank's asset growth and from management of the mix of its assets and liabilities. Also, the portfolio of consumer loans contributed by the Bank's consumer finance subsidiary, Northwest Consumer Discount Company, makes a significant contribution to the Bank's favorable net interest income. Consumer loans typically carry interest rates well above rates on other interest-earning assets.

     The Bank plans to continue to improve on its net interest income through growth and the aggressive management of the mix of assets and liabilities. However, given the level of competition in today's marketplace, ongoing improvement in this area will be one of Northwest Savings Bank's greatest challenges.

Noninterest Expense

        Northwest Savings Bank's noninterest expense is the cost of operating the Bank. Because the Bank employs a large number of employees to operate the many facilities in the Northwest network, compensation expense forms the primary component of noninterest expense. Other major areas of noninterest expense include office occupancy and operation, marketing, FDIC insurance, check processing and ATM expense.

        The Bank has successfully controlled noninterest expenses in recent years; the increase in such expense has been much less than the increase in our primary source of income, net interest income. As a result, Northwest Savings Bank's profitability has improved.

        The Bank plans to make every effort to continue to control operating expense. When possible, the Bank intends to use technological advances to streamline operations and reduce related costs.

Profitability

        Each year for the past five years, Northwest Savings Bank has improved its core earnings. As previously mentioned, such improvement stems from a combination of a substantial increase in net interest income and the control of operating costs.

Asset Quality

        We witnessed the partial demise of the thrift industry in the 1970s and 1980s when asset quality fell and loan losses grew, often delivering a final blow to weakened institutions.

        With that experience in mind, Northwest entered the 1990s resolved to significantly reduce nonperforming assets and to emphasize credit quality in the new loans we originated. We emphasized local lending and drastically reduced lending outside our area. Purchases of investment securities were generally limited to high quality mortgage-backed securities and investments issued or guaranteed by the United States Government or its agencies.

        Our results have been dramatic. The ratio of nonperforming assets to total assets has declined to .81% at June 30, 1996 from 2.85% at June 30, 1992. Total loans past due 60 days or more have declined to .84% of total loans receivable at June 30, 1996 as compared to 2.47% at June 30, 1992.

        Looking ahead, the Bank intends to maintain a high level of asset quality while diversifying its lending in an effort to improve net interest income.

                           [BAR GRAPH APPEARS HERE]


                             Non Interest Expense
                             (Dollars in millions)

                             1992              $31.6
                             1993              $33.9
                             1994              $34.1
                             1995              $37.0
                             1996              $40.8

                           [BAR GRAPH APPEARS HERE]


                                  Net Income
                          Before Extraordinary Items
                             (Dollars in millions)

                             1992              $8.6
                             1993              $14.0
                             1994              $16.0
                             1995              $16.3
                             1996              $17.5

                           [BAR GRAPH APPEARS HERE]


                             Nonperforming Assets
                        (As a percent of total assets)

                             1992              2.85%
                             1993              2.42%
                             1994              1.53%
                             1995              1.03%
                             1996              0.81%

                           [BAR GRAPH APPEARS HERE]


                            Capital to Asset Ratio
                                   (Percent)

                             1992              5.77%
                             1993              6.52%
                             1994              7.15%
                             1995             11.22%
                             1996             10.15%


                           [BAR GRAPH APPEARS HERE]


                              Net Interest Margin
                                   (Percent)

                             1992              3.60%
                             1993              4.15%
                             1994              4.22%
                             1995              4.15%
                             1996              4.15%


                           [BAR GRAPH APPEARS HERE]

                             Variable Rate Assets
                             (Dollars in millions)

                             1992              $252
                             1993              $307
                             1994              $302
                             1995              $402
                             1996              $465


Capital Strength and Controlled Growth

     Northwest Savings Bank has continuously emphasized controlled growth as a way to enter new markets, expand our customer base and enhance profitability. Since 1983, Northwest has completed 18 mergers and acquisitions while total assets grew from $285 million to $1.878 billion. Throughout this time, we carefully controlled our growth so that our capital position remained within regulatory guidelines.

     Northwest Savings Bank completed its initial public offering on November 4, 1994 and raised approximately $67 million in new capital. The completed offering provided us with the capital we need to fuel the growth we project for the future. Recognizing the need to leverage the Bank's capital to improve return on shareholder's equity, the Bank's strategic growth strategy for the fiscal year ended June 30, 1996 caused the Bank's capital to asset ratio to decline to 10.15%. At June 30, 1996, the Bank comfortably exceeded all regulatory capital requirements.

     The Bank has sufficient capital to support growth similar to that of the past five years when assets grew by 54%. The Bank still recognizes however, that growth must be controlled to maintain appropriate capital levels and profit margins.

Interest Rate Risk Management

     Historically, the Bank's interest expense has been more sensitive than its interest income to changes in the level of interest rates. The Bank's deposit accounts typically react to interest rate changes more quickly than the Bank's assets. As a result, when interest rates rise the Bank usually will experience a decrease in net interest income. Conversely, when interest rates fall, net interest income generally will benefit.

     To manage the Bank's interest rate sensitivity, management monitors the levels of interest-sensitive assets and liabilities while attempting to maximize interest rate spread.

     To reduce potential volatility of earnings in a changing interest rate environment, the Bank has invested a substantial percentage of its assets in adjustable-rate mortgage loans, variable-rate consumer loans, adjustable-rate mortgage-backed securities and in overnight deposits at other financial institutions. At June 30, 1996, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing within the same period by $279.0 million. While this is the largest interest-sensitive investment position the Bank has experienced in several years, management believes that this position is appropriate given the current interest rate environment. Should assumptions or projections change, management will consider adjusting the Bank's interest sensitivity by either selling long-term fixed-rate assets or by extending the maturities of its borrowed funds. The Bank does not currently use derivatives to manage interest rate sensitivity.

Technology

     Traditionally, we have attempted to implement the technologies necessary to provide quality customer service and to offer a full range of financial products and services. Although our goal never has been to be on the "leading edge" of technology, we have maintained enough technological strength to support significant and sustained growth while continuing to meet the needs of our customers.

     Looking to the future, we recognize the important role that technology will play in delivering financial services. With this in mind, we plan to make a major commitment during the next two years to upgrade our data processing systems by purchasing new hardware and software. We are currently implementing image technology to provide imaged checking account statements to our customers, improve customer service and reduce the costs of servicing these accounts. With personal computer banking moving to the forefront, we plan to open a "Home Page" on the Internet before the end of 1996 and we are researching possible future uses of this medium as well as other remote banking services. We will continue to follow technological developments in our industry and will make the technological advances that we feel necessary to remain competitive and offer the products our customers want.

    [LOGO OF BRADFORD BUILDING, LOAN AND SAVINGS ASSOCIATION APPEARS HERE]

   [LOGO OF TUNA VALLEY SAVINGS AND LOAN INSURANCE CORPORATION APPEARS HERE]

        [LOGO OF TITUSVILLE BUILDING AND LOAN ASSOCIATION APPEARS HERE]

         [LOGO OF ST. MARYS SAVINGS AND LOAN ASSOCIATION APPEARS HERE]

          [LOGO OF PEOPLES SAVINGS AND LOAN OF OIL CITY APPEARS HERE]

THE CENTURY IN REVIEW

    In 1996, Northwest Savings Bank will celebrate its one hundredth anniversary.

    The history of our first century of service reflects both our bank's growth, most often by merging with other local financial institutions, our local orientation, and our drive to present an ever-widening range of services to our customers.

 .Northwest Savings Bank received its charter in August of 1896 as the Bradford Building, Loan and Savings Association. The new institution operated from 1 Main Street in Bradford, McKean County. Our first home loan, made soon after our founding, amounted to $720.

 .To widen its services and give its depositors added protection, Northwest joined the Federal Home Loan Bank and the Federal Savings and Loan Insurance Corporation (later merged into the FDIC) when these federal agencies were created in 1932 and 1933 respectively.

 .In 1959, Bradford Savings merged with the Tuna Valley Savings and Loan Association. Founded in 1930, Tuna Valley took its name from the Seneca Indian name for a local stream. This was the first of thirteen bank mergers, and it was here that Northwest established its policy of retaining all staff members gained through mergers and acquisitions. Unlike many banks, Northwest feels that cutting local staff does a disservice to everyone, staff, customers and bank alike.

 .In 1962, we changed our name to Northwest Savings & Loan Association to better reflect our growing regional presence.

 .In 1967, the Bank took advantage of the authorities granted in the newly adopted Savings Association Code of 1967, and shortened its name to Northwest Savings Association and became popularly known as "Northwest Savings."

 .In 1969, Northwest moved its headquarters to Warren County in order to permit its expansion into the contiguous counties of Erie, Crawford and Venango.

 .Later in 1969, Northwest Savings Association merged with the Titusville Building and Loan Association, which had served Crawford County since 1916. The Bank now operated three operated in Bradford, Titusville and Warren.

 .In 1970, the Bank opened its fourth office at the new Bradford Mall.

 .To serve its customers better, Northwest established its own computer center in 1972.

 .Two mergers marked 1974. The St. Marys Savings and Loan Association, established in 1902, and the Peoples Savings and Loan of Oil City, established in 1901, joined the Northwest family, and expanded the bank's market area to Elk and Venango Counties. Today, Northwest operates four offices in each of these counties.

 . Northwest Savings passed $100,000,000 in assets in October of 1976

 . During the same year, the bank took advantage of changing government regulations to introduce Individual Retirement Accounts, Home Improvement Loans, and Direct Deposit of Social Security and other government payments.

 . Northwest entered the Franklin community with the opening of our seventh community office in 1979.

 . In 1981, the bank first offered checking accounts to its customers and upgraded its computer system to place all community banking offices directly on-line to our mainframe computer.

 . The bank founded the Northwest Consumer Discount Company in 1982 with the purchase of the Erie Consumer Discount Company. Today, Northwest Consumer ranks as a major bank subsidiary, operating twenty-nine consumer discount offices in Pennsylvania and New York State.

 . Also in 1982, Northwest introduced a wide range of new financial products including education, auto and consumer loans, Adjustable Mortgage Loans, and Insured Money Funds.

 . Ridgway became the seventh city in Northwest's growing market area in 1983 when Ridgway Federal Savings and Loan Association, which had served its home town since 1891, merged with Northwest to become our eighth community office.

 . A merger with Mutual Savings & Loan of Erie in 1984 almost doubled the bank's size to more than $500,000,000 in assets and changed its name to Northwest Mutual Savings Association. At the time of the merger, Mutual Savings, founded in 1888, operated six offices in Erie. Today, Northwest serves Erie County with twelve community banking offices.

 . Northwest Mortgage Corporation, another major subsidiary of the bank, was founded in 1984, when the bank opened its first mortgage lending office in Jamestown, New York. The subsidiary now operates eight mortgage loan offices in New York, Pennsylvania, and South Carolina.

 . In 1985, Northwest merged with the Bakerstown Saving and Loan Association which operated community offices in Valencia and Sarver in Butler County and a special office in the Village of St. Barnabas, a retirement village in Allegheny County.

 . May of 1986 saw the purchase of four offices in Erie, Crawford and Warren
  Counties. The purchase included the office of the former Meadville Savings and Loan Association and introduced our bank to Meadville in Crawford County.

 . Northwest moved to the east in 1988 by opening an office in Hershey, our first in central Pennsylvania.

 . The same year saw the adoption of the name Northwest Savings Bank, a name chosen to better describe the services we offer our customers.


            [LOGO OF RIDGWAY FEDERAL SAVINGS AND LOAN APPEARS HERE]

                              [LOGO APPEARS HERE]

         [LOGO OF BAKERSTOWN SAVINGS & LOAN ASSOCIATION APPEARS HERE]


              [LOGO OF HORIZON SAVINGS ASSOCIATION APPEARS HERE]

[LOGO OF STEITZ SAVINGS & LOAN ASSOCIATION APPEARS HERE]

[LOGO OF AMERICAN FEDERAL SAVINGS APPEARS HERE]

[LOGO OF FIRST FEDERAL SAVINGS BANK APPEARS HERE]

[LOGO OF THE FIRST NATIONAL BANK OF CENTRE HALL APPEARS HERE]

 . During 1990, the bank merged twice, first with Horizon Savings Association and second with Steitz Savings & Loan Association.

 . Formerly Lewistown Standard Savings and Loan Association, Horizon Savings had been founded in 1903 and operated offices in Lewistown in Mifflin County and State College in Centre County.

 . Its founders named Steitz Savings for Steitztown, the original name of Lebanon, Pennsylvania, when they founded the company in 1923. At the time of the merger, Steitz Savings operated four offices in Lebanon and Lancaster Counties.

 . In March of 1991, Northwest Savings Bank passed $1,000,000,000 in assets, having grown from the $100,000,000 level in just fifteen years.

 . In the following year, 1992, Northwest merged with American Federal Savings.
  Originally Venango Federal Savings and Loan Association, American Federal has served Franklin since its founding in 1943 and operated additional offices in Erie, Oil City, and Meadville.

 . In June of 1994, the bank purchased four community banking offices in Lancaster and York Counties which had previously comprised the local Colonial Savings, Wrightsville Savings and Loan and West End Savings and Loan Associations.

 . November of 1994 saw the formation of Northwest Bancorp, a Mutual Holding
  Company, and the initial public offering and sale of the stock of Northwest Savings Bank.

 . A year later, in 1995, the company expanded into Schuylkill County by purchasing a banking facility in Pottsville.

 . In March of 1996, Northwest merged with the First Federal Savings Bank of
  Kane, adding offices in Kane in McKean County and Clarion, Clarion County, to the Northwest family.

 . One month later, the bank merged with the First National Bank of Centre Hall which operated three offices in Centre Hall and State College. We now serve our Centre County customers with four offices and we will open our fifth in downtown Bellefonte in the fall of the year.

 . Today, Northwest Savings Bank holds over $1.8 billion in assets and we serve the residents of sixteen counties in central and western Pennsylvania through a network of fifty-four community banking offices. During this, our Centennial Year, we thank all those staff members, customers and shareholders who have made our growth possible, and we pledge ourselves to continue our tradition of steady, profitable growth in the future.

SUPPLEMENTAL FINANCIAL INFORMATION

TABLE OF CONTENTS

    Management's Discussion and Analysis................................18

    Report of Management Regarding:
    Internal Control Structure Over Financial Statements................36

    Independent Auditor's Report........................................38

    Consolidated Statements of Condition - at June 30, 1996 and
    1995................................................................39

    Consolidated Statements of Income - years ended June 30, 1996,
    1995 and 1994.......................................................40

    Consolidated Statements of Changes in Shareholder's Equity - years ended June 30, 1996, 1995 and 1994..................................41

    Consolidated Statements of Cash Flow - years ended June 30, 1996,
    1995 and 1994.......................................................42

    Notes to Consolidated Financial Statements..........................44

Selected Financial and Other Data

Set forth below are selected consolidated financial and other data of Northwest Savings Bank (the "Bank"). For additional information about the Bank, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Bank and related notes included elsewhere herein.

                                                                    At June 30,
                                             ----------------------------------------------------------
                                                1996        1995        1994        1993        1992
                                             ----------------------------------------------------------
Selected Consolidated Financial                                          (In Thousands)
 Condition Data (1):

Total assets...............................  $1,877,925  $1,591,894  $1,430,284  $1,292,488  $1,217,474
Interest-earning deposits at
 other financial institutions..............      30,498      59,930      85,705      38,699      80,533
Investment securities held to maturity.....      54,086      65,470      33,180       2,699       4,378
Investment securities available-for-sale...      51,961       1,414          --          --          --
Mortgage-backed securities held to maturity     101,932     204,841     199,165     166,631     185,615
Mortgage-backed securities available-for-
 sale......................................     189,514      38,343         200      31,436          --
Loans receivable net:
 Real estate...............................   1,066,887     906,276     864,448     819,098     730,888
 Consumer..................................     249,051     202,630     179,765     163,036     149,787
 Commercial................................      59,017      55,829      18,320      17,127      15,216
  Total loans receivable, net..............   1,374,955   1,164,735   1,062,533     999,261     895,891
Deposits...................................   1,450,047   1,283,935   1,235,401   1,136,116   1,099,895
Advances from FHLB and other borrowed
 funds.....................................     211,761     103,439      71,203      53,637      29,822
Shareholders' equity and retained income...     190,651     178,690     102,319      84,251      70,203

----------------------------------
footnote below
                                                                Years Ended June 30,
                                             ----------------------------------------------------------
                                               1996        1995        1994        1993        1992
                                             ----------------------------------------------------------
Selected Consolidated Operating Data (1):                            (In Thousands)
Total interest income......................  $  135,130  $  118,158  $  106,492  $  106,204  $  108,945
Total interest expense.....................      68,637      58,126      51,256      55,888      68,069
                                             ----------------------------------------------------------
  Net interest income......................      66,493      60,032      55,236      50,316      40,876
Provision for loan losses..................       1,502       1,098       1,728       1,797       2,414
                                             ----------------------------------------------------------
  Net interest income after provision for
   loan losses.............................      64,991      58,934      53,508      48,519      38,462
                                             ----------------------------------------------------------

Noninterest income.........................       4,125       4,512       7,811       8,180       7,536

Noninterest expense........................      40,827      36,971      34,130      33,898      31,599
                                             ----------------------------------------------------------

Income before income tax expense and
 cumulative effect of accounting change....      28,289      26,475      27,189      22,801      14,399
Income tax expense.........................      10,803      10,181      11,191       8,753       5,804
                                             ----------------------------------------------------------

Income before cumulative effect of
 accounting change.........................      17,486      16,294      15,998      14,048       8,595

Cumulative effect of change in accounting
 for income taxes..........................          --          --       2,070          --          --
                                             ----------------------------------------------------------

    Net income.............................  $   17,486  $   16,294  $   18,068  $   14,048  $    8,595
                                             ==========================================================

------------------------------------
(1) Includes retroactive disclosure of all data for American Federal Savings, which was merged in April 1992 and accounted for using the pooling of interest method of accounting.


                                                 At or for the Years Ended June 30,
                                        ---------------------------------------------------
                                         1996        1995       1994       1993       1992
                                        ---------------------------------------------------

Key Financial Ratios and Other Data:

Return on average assets (net income
 divided
  by average total assets)............    1.05%      1.09%      1.33%      1.12%      0.72%
Return on average equity (net
  income divided by average equity)...    9.48      11.00      19.25      18.29      13.16
Average capital to average assets.....   11.03       9.87       6.93       6.11       5.51
Capital to total assets...............   10.15      11.22       7.15       6.52       5.77
Net interest rate spread (average
 yield on
  interest-earning assets less
   average cost
  of interest-bearing liabilities)....    3.72       3.81       4.00       3.96       3.42
Net interest margin (net interest
 income as a
  percentage of average
   interest-earning
  assets).............................    4.15       4.15       4.22       4.15       3.60
Noninterest expense to average assets.    2.44       2.46       2.52       2.70       2.66
Net interest income to noninterest
 expenses.............................   1.63x      1.62x      1.62x      1.48x      1.29x
Nonperforming loans to net loans
 receivable...........................     .69        .89       1.33       1.72       2.28
Nonperforming assets to total assets..     .81       1.03       1.53       2.42       2.85
Allowance for loan losses to
 nonperforming assets.................   86.09      72.51      51.42      35.21      29.55
Allowance for loan losses to net
 loans receivable.....................     .95       1.02       1.06       1.10       1.15
Average interest-bearing assets to
 average
  interest-bearing liabilities........   1.10x      1.08x      1.06x      1.04x      1.03x
Number of:
  Full-service offices................      54         45         45         38         38
  Consumer finance offices............      29         28         26         26         26
  Mortgage loan production offices....       8          8          6          5          5

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATION

FINANCIAL CONDITION

General

Total assets increased by $286.0 million, or 18.0%, to $1.878 billion at June 30, 1996 from $1.592 billion at June 30, 1995. This increase was funded primarily by a $166.1 million increase in deposits and a $108.3 million increase in borrowed funds. Also contributing to this increase was net income of $17.5 million for the fiscal year ended June 30, 1996. The Bank's assets increased by $161.6 million, or 11.3%, to $1.592 billion at June 30, 1995 from $1.430 billion at June 30, 1994. This increase was funded primarily by an $80.8 million increase in deposits and borrowed funds and was assisted by net proceeds of approximately $67.0 million received as a result of the Bank's initial public offering which was completed on November 4, 1994. The additional funds from both fiscal 1996 and 1995 were utilized to increase investments in loans receivable, mortgage-backed securities and other investment securities.

Interest-earning deposits in other financial institutions

Interest-earning deposits in other financial institutions decreased by $29.4 million, or 49.1%, to $30.5 million at June 30, 1996 from $59.9 million at June 30, 1995. The Bank experienced a similar decline in the previous year when interest-earning deposits in other financial institutions decreased by $25.8 million, or 30.1%, to $59.9 million at June 30, 1995 from $85.7 million at June 30, 1994. These decreases resulted as the Bank redeployed funds from interest-earning deposits to loans receivable, mortgage-backed securities and other investment securities which generally have higher rates of return.

Investment securities

Total investment securities increased by $39.1 million, or 58.4%, to $106.0 million at June 30, 1996 from $66.9 million at June 30, 1995. During the previous year, investment securities increased by $33.7 million, or 101.5%, to $66.9 million at June 30, 1995 from $33.2 million at June 30, 1994. The Bank continues to use available funds to purchase investment securities with maturities of two to five years in order to enhance the Bank's overall yield on investments.

Mortgage-backed securities

Total mortgage-backed securities increased by $48.2 million, or 19.8%, to $291.4 million at June 30, 1996 from $243.2 million at June 30, 1995. In the previous year, mortgage-backed securities increased by $43.8 million, or 22.0%, to $243.2 million at June 30, 1995 from $199.4 million at June 30, 1994. These increases resulted primarily from the Bank borrowing funds to purchase additional mortgage-backed securities in an effort to improve net interest income.

As of December 31, 1995, the Bank restructured its portfolio of investment securities and mortgage-backed securities in response to a special report issued by the Financial Accounting Standards Board which addressed Statement of Financial Accounting Standards 115. As a result of this one time adjustment, the Bank reclassified securities with an amortized cost of $121.2 million which were previously classified as "held-to-maturity" to "available-for-sale." This classification will provide the Bank with greater flexibility in managing the investment portfolio.

Loans receivable

Net loans receivable increased by $210.3 million, or 18.1%, to $1.375 billion at June 30, 1996 from $1.165 billion at June 30, 1995. This increase resulted primarily from higher than normal mortgage loan growth in almost all of the Bank's market areas. In addition, the consumer loan portfolio increased approximately $46.0 million, with approximately half of this increase experienced by the Bank's consumer finance subsidiary. Also contributing to the increase in net loans receivable was the acquisitions of First Federal Savings Bank of Kane and First National Bank of Centre Hall which added loans of $32.8 million and $31.6 million, respectively. Net loans receivable increased by $102.2 million, or 9.6%, to $1.165 billion at June 30, 1995 from $1.063 billion at June 30, 1994. This increase was primarily the result of normal loan growth but was assisted in part by the purchase of a $35.0 million ESOP commercial loan portfolio and two consumer discount companies with consumer loans of approximately $13.0 million.

Deposits

Deposits increased $166.1 million, or 12.9%, to $1.450 billion at June 30, 1996 from $1.284 billion at June 30, 1995. This increase in deposits is primarily the result of normal deposit growth and the acquisitions of First Federal Savings Bank of Kane, First National Bank of Centre Hall and an office in Pottsville, Pennsylvania with deposits of $37.9 million, $34.3 million and $23.8 million, respectively. In the previous year, deposits increased $48.5 million, or 4.0%, to $1.284 billion at June 30, 1995 from $1.235 billion at June 30, 1994. This increase represents normal deposit growth for the Bank.

Borrowings

Borrowings increased $108.4 million, or 104.8%, to $211.8 million at June 30, 1996 from $103.4 million at June 30, 1995. In the previous year, borrowings increased $32.2 million, or 45.2%, to $103.4 million at June 30, 1995 from $71.2 million at June 30, 1994. In both years the Bank increased its borrowings from the FHLB and invested such funds in loans, investment securities and mortgage-backed securities in an effort to improve net interest income.

Shareholders equity

Shareholders equity increased $12.0 million, or 6.7%, to $190.7 million at June 30, 1996 from $178.7 million at June 30, 1995. This increase was primarily the result of fiscal year net income of $17.5 million which was partially offset by the payment of approximately $7.0 million in dividends. The remaining increase was primarily due to the release of earned ESOP and RRP shares. Shareholders equity increased $76.4 million, or 74.7%, to $178.7 million at June 30, 1995 from $102.3 million at June 30, 1994. The primary reason for this increase was the receipt of capital of approximately $67.0 million as a result of the completion of the Bank's initial public offering along with net income of $16.3 million. Partially offsetting these increases was the establishment of an ESOP of approximately $4.4 million and the payment of approximately $2.9 million in dividends.

Results of Operations

The earnings of the Bank depend primarily on its level of net interest income, which is the difference between interest earned on the Bank's interest-earning assets, consisting primarily of mortgage loans, consumer loans, mortgage-backed securities and other investment securities, and the interest paid on interest-bearing liabilities, consisting primarily of deposits and advances from the FHLB. Net interest income is a function of the Bank's interest rate spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, as well as a function of the average balance of interest-earning assets as compared to interest-bearing liabilities. The Bank's earnings also are affected by its provision for loan losses, its level of service charges, and gains on sale of assets, as well as its level of general administrative and other expenses, including employee compensation and benefits, occupancy and equipment costs, and deposit insurance premiums.

General

Net income totalled $17.5 million, $16.3 million, and $18.1 million for fiscal years ended June 30, 1996, 1995 and 1994, respectively. The increase in net income for the fiscal year ended June 30, 1996 as compared to the fiscal year ended June 30, 1995 resulted primarily from a $6.5 million increase in net interest income. This increase was partially offset by a $3.9 million increase in noninterest expense, a $400,000 increase in the provision for loan losses and a $387,000 decrease in noninterest income. The decrease in net income for the fiscal year ended June 30, 1995 as compared to the fiscal year ended June 30, 1994 resulted primarily from a $3.3 million decrease in the gain on the sale of marketable securities and loans, a $2.8 million increase in noninterest expense, and a $2.1 million increase in income taxes as the 1994 income tax expense included a one-time reduction in expense resulting from the adoption of

SFAS 109. These decreases were partially offset by a $4.8 million increase in net interest income.

Interest Income

Interest income increased by $17.0 million, or 14.4%, to $135.1 million for the fiscal year ended June 30, 1996 from $118.1 million for the fiscal year ended June 30, 1995. The increase in interest income was primarily attributable to a $157.9 million, or 10.9% increase in the balance of average interest-earning assets to $1.604 billion from $1.446 billion. Also contributing to the increase in interest income was an increase in the yield on average interest-earning assets to 8.42% from 8.17%. The increase in the balance of average interest-earning assets was primarily the result of growth of $150.1 million in the average balance of the Bank's loan portfolio as the Bank aggressively deployed funds from its growth in borrowed money and deposits to the loan portfolio which generally earns higher rates of interest than other types of interest-earning assets that are available to the Bank. The increase in the yield on average interest-earning assets was primarily due to an increase in the average yield on the Bank's loan portfolio which primarily resulted from an increase in the recognition of deferred interest income as loan repayments and refinancings increased substantially.

Interest income on loans receivable increased by $15.5 million, or 16.1%, to $111.9 million for the year ended June 30, 1996 compared to $96.4 million for the year ended June 30, 1995. This increase primarily resulted from a $150.2 million, or 13.7%, increase in average loans receivable to $1.244 billion for the year ended June 30, 1996 compared to $1.094 billion for the year ended June 30, 1995. Also contributing to the increase in interest income on loans receivable was an increase in the yield on average loans receivable to 9.00% from 8.82%. The increase in average loans receivable resulted from higher than normal loan growth in almost all of the Bank's market areas and, to a lesser extent, from the fourth quarter acquisitions of First Federal Savings Bank of Kane and First National Bank of Centre Hall. The higher average yield on loans for the fiscal year ended June 30, 1996 compared to the same period in 1995 reflected the increased recognition of interest income previously deferred in accordance with SFAS 91 as loan repayments and refinancings increased substantially over the prior year. Interest income on mortgage-backed securities increased by $2.8 million, or 19.3%, to $17.3 million for the year ended June 30, 1996 from $14.5 million for the year ended June 30, 1995. This increase resulted primarily from a $40.3 million, or 18.4%, increase in the average balance of mortgage-backed securities as the average yield increased insignificantly to 6.69% for the fiscal year ended June 30, 1996 compared to 6.64% during the previous year. The increase in average balance resulted primarily from the Bank borrowing funds to purchase additional mortgage-backed securities to improve its net interest income. Interest income on investment securities increased by $1.3 million, or 34.2%, to $5.1 million for the year ended June 30, 1996 from $3.8 million for the year ended June 30, 1995. This increase resulted primarily from a $14.4 million, or 23.4%, increase in average balance of investment securities to $75.9 million for the year ended June 30, 1996 from $61.5 million for the year ended June 30, 1995. Also contributing to the increase was an increase in average yield to 6.70% from 6.24%. Both the increase in average balance and the increase in average yield resulted from the Bank purchasing additional investment securities at interest rate levels which were higher than the existing portfolio yield in an effort to improve the Bank's overall yield on assets. Interest income on interest earning deposits decreased $2.6 million, or 78.8%, to $742,000 for the year ended June 30, 1996 from $3.3 million for the year ended June 30, 1995. This decrease was primarily the result of a $47.0 million, or 65.1%, decrease in the average balance to $25.2 million for the year ended June 30, 1996 from $72.2 million for the year ended June 30, 1995 as the Bank reallocated funds from its interest earning deposit portfolio to loans receivable which generally have higher interest rates. Also contributing to the decrease was a decrease in the average yield on interest earning deposits to 2.94% from 4.61% which resulted from a general decrease in short-term interest rates between comparable periods.

Interest income increased by $11.6 million, or 10.9%, to $118.1 million for the fiscal year ended June 30, 1995 from $106.5 million for the fiscal year ended June 30, 1994. The increase in interest income was primarily attributable to a $135.9 million, or 10.4%, increase in the balance of average interest-earning assets to $1.446 billion from $1.310 billion, as the average yield on average interest-earning assets remained relatively unchanged at between 8.13% and 8.17% respectively. The increase in average interest-earning assets resulted from normal internal growth combined with proceeds of approximately $67.0 million received as a result of the Bank's initial public offering which was completed on November 4, 1994. The yield on the Bank's average interest-earning assets remained relatively unchanged as a reduction in the average yield on the Bank's loan portfolio was offset by increases in the average yields on the Bank's mortgage-backed securities, investment securities, and interest-earning deposits. The average yield on the Bank's loan portfolio decreased as the proceeds from loan prepayments from high-yielding loans were reinvested in new loans with lower interest rates. The average yields on mortgage-backed securities, investment securities and interest-earning deposits increased because a majority of these assets are variable-rate and the rates adjusted upward during a period of generally higher interest rates.

Interest income on loans receivable increased by $3.2 million, or 3.4%, to $96.4 million for the year ended June 30, 1995 compared to $93.2 million for the year ended June 30, 1994, primarily because of a $56.8 million, or 5.5%, increase in average loans receivable to $1.094 billion for the year ended June 30, 1995 compared to $1.037 billion for the year ended June 30, 1994. This increase was partially offset by a decrease in the average yield to 8.82% from 8.99%. The increase in average loans receivable resulted from normal portfolio growth and was assisted in part by the purchase of a $35.0 million ESOP loan portfolio from the receiver for a New York trust company and the purchase of two consumer discount companies with combined loans receivable of approximately $13.0 million. The lower average yield on loans for the fiscal year ended June 30, 1995 as compared to the same period in 1994 reflected the receipt of prepayments from high-yielding loans the proceeds from which were invested in loans with generally lower interest rates. Interest income on mortgage-backed securities increased by $3.8 million, or 35.5%, to $14.5 million for the year ended June 30, 1995 from $10.7 million for the year ended June 30, 1994. This increase resulted primarily from a $38.1 million, or 21.1%, increase in the average balance of mortgage-backed securities, and an increase in the average yield to 6.64% from 5.92%. The increase in average balance resulted primarily from the Bank purchasing $30.0 million of floating rate CMOs using funds borrowed on a floating rate basis from the FHLB. The increase in average yield primarily resulted from upward adjustments in the interest rates on adjustable-rate securities. Interest income on investment securities increased by $3.2 million, or 511.1%, to $3.8 million for the year ended June 30, 1995 from $628,000 for the year ended June 30, 1994. This increase resulted primarily from a $41.6 million, or 209.1%, increase in the average balance of investment securities, to $61.5 million for the year ended June 30, 1995, from $19.9 million for the year ended June 30, 1994, and an increase in average yield to 6.24% from 3.15%. Both the increase in average balances and the increase in average yield resulted from the Bank deploying some of the proceeds from its initial public offering into governmental securities with terms of three to five years during a period of generally higher interest rates in order to enhance the Bank's yield on interest-earning assets. Interest income on interest earning deposits increased $1.3 million, or 65.0%, to $3.3 million for the year ended June 30, 1995, from $2.0 million for the year ended June 30, 1994, primarily because the average yield increased to 4.61% from 2.74% during a period of generally higher interest rates. The average balance of interest-earning deposits decreased slightly by $.7 million, or .9%, to $72.2 million for the year ended June 30, 1995, compared to $72.9 million for the year ended June 30, 1994.

Interest Expense

Interest expense increased by $10.5 million, or 18.1%, to $68.6 million for the year ended June 30, 1996 from $58.1 million for the year ended June 30, 1995. The increase resulted primarily from a $128.1 million, or 9.6%, increase in average interest bearing liabilities to $1.462 billion for the year ended June 30, 1996 from $1.334 billion for the year ended June 30, 1995. This increase in average interest bearing liabilities resulted primarily from normal deposit growth along with three acquisitions completed during the fiscal year: deposits acquired as part of the purchase of an office in Pottsville, Pennsylvania contributed approximately $23.8 million in deposits, the acquisition of First Federal Savings Bank of Kane which was completed on March 30, 1996 contributed approximately $37.9 million in deposits and the acquisition of First National Bank of Centre Hall which was completed on April 12, 1996 contributed approximately $34.3 million in deposits. Also contributing to the increase in interest expense was a $41.4 million, or 46.6%, increase in average borrowed funds to $130.3 million for the year ended June 30, 1996 from $88.9 million for the year ended June 30, 1995, as additional funds were borrowed from the Federal Home Loan Bank and were used to increase the Bank's portfolio of loans and marketable securities in order to improve the Bank's net interest income. Also contributing to the increase in interest expense was an increase in the average cost of funds to 4.70% in the current year from 4.36% in the prior year. This increase in average cost of funds primarily resulted from the Bank's deposit customers shifting funds from passbook accounts to certificates of deposit which generally have higher interest rates. Also contributing to the increase in cost of funds was an increase in competition for retail deposits that caused the market rates offered for certificates of deposit to increase relative to market interest rates in general.

Interest expense increased $6.8 million, or 13.3%, to $58.1 million for the year ended June 30, 1995 from $51.3 million for the year ended June 30, 1994. This increase was primarily attributable to a $92.7 million, or 7.5%, increase in average interest-bearing liabilities to $1.334 billion for the year ended June 30, 1995 from $1.241 billion for the year ended June 30, 1994, and an increase in the average cost of funds to 4.36% from 4.13%. The increase in average balance resulted primarily from a $75.9 million, or 6.5%, increase in average deposit accounts to $1.244 billion for the year ended June 30, 1995 from $1.168 billion for the year ended June 30, 1994. The 6.5% increase in deposits represents normal deposit growth for the Bank. The increase in cost of funds resulted primarily from the disintermediation of deposits from lower yielding passbook and money market accounts to higher yielding certificates of deposit.

Net Interest Income.

Net interest income increased $6.5 million, or 10.8%, to $66.5 million for the year ended June 30, 1996 from $60.0 million for the year ended June 30, 1995. This increase primarily resulted from a $29.8 million, or 26.5%, increase in net interest-earning assets (interest-earning assets minus interest-bearing liabilities) to $142.2 million for the year ended June 30, 1996 from $112.4 million for the previous year. This increase in net interest-earning assets primarily resulted from the Bank having full-year utilization during the current year of the $67.0 million of net proceeds from the stock conversion which was completed on November 4, 1994. The favorable effects of the increase in net interest-earning assets were partially offset by a reduction in the Bank's average net interest spread to 3.72% for the year ended June 30, 1996 from 3.81% during the previous year. The reduction in average interest rate spread was the result of the Bank's average cost of funds rising more rapidly than its average yield on assets during a period of general increasing interest rates.

Net interest income increased $4.8 million, or 8.7%, to $60.0 million for the year ended June 30, 1995 from $55.2 million for the year ended June 30, 1994. The principal reason for the increase was an increase in the Bank's ratio of interest-earning assets to interest-bearing liabilities, partially offset by a reduction in the Bank's average net interest spread to 3.81% for the year ended June 30, 1995 from 4.00% for the year ended June 30, 1994. The ratio of interest-earning assets to interest-bearing liabilities increased as a result of the Bank receiving approximately $67.0 million of capital from its initial public offering. These funds were subsequently invested in interest-earning assets.

Provision for Loan Losses

Under the Bank's procedures and standards, general valuation allowances, representing possible but not yet identified losses inherent in the Bank's loan portfolio, are recognized for financial reporting purposes. In providing such allowances, management of the Bank considers, among other factors, economic trends within its market area, concentrations of credit risk and trends affecting the valuation of collateral for the Bank's loans. The Bank provided $1.5 million, $1.1 million, and $1.7 million in loan loss provisions for the fiscal year ended June 30, 1996, 1995, and 1994.

The financial statements of the Bank are prepared in accordance with generally accepted accounting principles and, accordingly, the allowance for loan losses is based on management's estimate of the fair value of collateral, the Bank's actual loss experience, as well as standards applied by the Department of Banking of the Commonwealth of Pennsylvania and the FDIC in their regulatory examinations of the Bank. The Bank provides both general valuation allowances and specific valuation allowances with respect to its loan portfolio. General valuation allowances are included, subject to limitation, in the Bank's regulatory capital for purposes of computing the Bank's regulatory risk-based capital. The Bank regularly reviews its loan portfolio, including problem loans, to determine whether any loans require classification or the establishment of appropriate valuation allowances.

Noninterest Income

Noninterest income decreased $387,000, or 8.6%, to $4.1 million for the year ended June 30, 1996 from $4.5 million for the year ended June 30, 1995. This decrease in noninterest income resulted primarily from an increase in the net losses incurred from the origination and sale of loans by the Bank's mortgage banking subsidiaries. The Bank continues to review this business segment in an effort to improve operational efficiencies and reduce operating losses. The net loss on the origination and sale of loans increased $739,000, or 261.1%, to $1.0 million for the year ended June 30, 1996 compared to $283,000 for the year ended June 30, 1995. This increase in losses resulted from a general increase in mortgage-banking activities as the Bank realized a full year of operations from a mortgage banking company that was acquired in April 1995.

Noninterest income declined substantially by $3.3 million, or 42.3%, to $4.5 million for the year ended June 30, 1995 from $7.8 million for the year ended June 30, 1994. This decrease in noninterest income resulted primarily from a $3.7 million decrease in the gains on sale of loans, mortgage-backed securities, and real estate owned. The decrease in the gain on sale of these assets resulted primarily from the Bank selling, at a premium, $32.8 million of high-coupon, fixed-rate mortgage-backed securities during the previous year. There were no mortgage-backed securities sold during the year ended June 30, 1995.


Noninterest Expense

Noninterest expense increased $3.9 million, or 10.5%, to $40.8 million for the year ended June 30, 1996 from $36.9 million for the year ended June 30, 1995. The primary reason for this increase was an increase in compensation and employee benefits of $1.2 million of which approximately $1.0 million was attributable to the adoption of the Bank's Recognition and Retention Stock Benefit Plan which was approved by the Bank's shareholders in November 1995. Also contributing to the increase in noninterest expense with normal increases in all other areas of the Bank's expenses, except for other (miscellaneous) noninterest expense, which increased $1.2 million to $7.7 million for the year ended June 30, 1996 from $6.5 million for the year ended June 30, 1995. This increase resulted primarily from a $500,000 increase in real estate owned losses as well as an increase of approximately $300,000 in office operations expense relating to additional full service banking and consumer discount company branch offices.

Noninterest expense increased $2.8 million, or 8.2%, to $36.9 million for the year ended June 30, 1995 from $34.1 million for the year ended June 30, 1994. This increase resulted primarily from $4.1 million, or 25%, increase in compensation expense to $20.5 million for the year ended June 30, 1995 from $16.4 million for the year ended June 30, 1994. Of this increase in compensation, $1.8 million resulted from the adoption of an Employee Stock Ownership Plan at the time of the Bank's initial public offering. The remaining increase in compensation expense represents normal salary and benefit increases. All other areas of the Bank's expenses experienced normal increases, except for other (miscellaneous) noninterest expense, which decreased by $1.4 million to $6.5 million for the year ended June 30, 1995 from $7.9 million for the year ended June 30, 1994. This decrease resulted primarily from a $1.1 million decline in loss on sale of real estate owned, as the Bank realized substantially fewer losses and write-downs on real estate acquired by foreclosure.

Income Taxes

Income tax expense increased by $622,000, or 6.1%, to $10.8 million for the year ended June 30, 1996 from $10.2 million for the year ended June 30, 1995. This increase was a direct result of the increase in income subject to tax, as the effective tax rate remained relatively constant at approximately 38%.

Income tax expense decreased by $1.0 million, or 8.9%, to $10.2 million for the year ended June 30, 1995 from

$11.2 million for the year ended June 30, 1994. This reduction resulted from a $700,000 decline in income subject to income tax, and also because the previous year the Bank had recorded income tax expense of $353,000 to recognize a settlement with the IRS. This settlement by the IRS related to the amortization, for tax purposes, of a core deposit premium on deposits that were purchased from another financial institution in 1986. The IRS, during its normal examination of the Bank's income tax returns contested the Bank's amortization of this intangible. However, as a result of recent tax legislation which allows for the amortization of such intangibles, the IRS offered a global settlement on all such issues outstanding. In June 1994 management accepted the settlement offer and recorded the amount of the settlement as well as $145,000 for interest owed to the IRS.

Effective July 1, 1993, the Bank adopted the provisions of SFAS 109 "Accounting for Income Taxes" which requires, among other things, a change from the deferred method to the asset and liability method of accounting for deferred taxes. The cumulative effect of this change, which was reported separately as a change in accounting principle, was to increase net income by $2.1 million for the fiscal year ended June 30, 1994. See Notes to the Consolidated Financial Statements for additional information on income taxes.

Deposit Insurance Premiums

The deposits of the Bank are presently insured by the Savings Association Insurance Fund (the "SAIF"), which along with the Bank Insurance Fund (the "BIF"), is one of the two insurance funds administered by the Federal Deposit Insurance Corporation. Financial institutions which are members of the BIF are experiencing substantially lower deposit insurance premiums because the BIF has achieved its required level of reserves while the SAIF has not yet achieved its required level of reserves. A number of proposals are being considered to recapitalize the SAIF in order to eliminate this disparity. One plan currently being considered by the Treasury Department, the FDIC, the OTS and Congress provides for a one-time assessment of .85% to .90% to be imposed on all SAIF-insured deposits as of March 31, 1995, including those held by commercial banks, and for BIF deposit insurance premiums to be used to pay the Financing Corporation bond interest on a pro rata basis together with SAIF premiums. Under this plan BIF and SAIF would be merged into one fund as soon as practicable, but no later than January 1, 1998. There can be no assurance that any particular proposal will be implemented or that premiums for either BIF or SAIF members will not be adjusted in the future by the FDIC or by legislative action. If the legislation is enacted, the Bank will be assessed approximately $10.7 million to $11.4 million. Assuming the special assessment is tax deductible, the cost, net of income tax benefits, will be approximately $6.4 million to $6.8 million. Future assessments would then be anticipated to be assigned to the Bank by FDIC.

Average Balance Sheet

The following table sets forth certain information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances.


                                                                          Years Ended June 30,
                                   ---------------------------------------------------------------------
                                                  1996                              1995
                                   ---------------------------------------------------------------------
                                                            Average                            Average
                                    Average                 Yield/    Average                  Yield/
                                    Balance     Interest     Cost     Balance     Interest      Cost
                                   ---------------------------------------------------------------------
                                                                (Dollars in Thousands)
Interest-earning assets:
    Loans receivable.............  $1,243,758  $  111,957     9.00%  $1,093,602  $   96,473        8.82%
    Mortgage-backed
    securities...................     259,090      17,342     6.69      218,747      14,520        6.64
    Interest-earning deposits....      25,220         742     2.94       72,204       3,327        4.61
    Investment securities........      75,911       5,089     6.70       61,547       3,838        6.24
                                   ---------------------------------------------------------------------
        Total interest-earning
          assets.................   1,603,979     135,130     8.42    1,446,100     118,158        8.17
Noninterest-earning assets.......      69,150                            54,871
                                   ---------------------------------------------------------------------
            Total assets.........  $1,673,129                        $1,500,971
                                   =====================================================================

Interest-bearing liabilities:
    Passbook and statement
    savings......................  $  277,339       9,322     3.36   $  316,197      10,414        3.29
    Checking accounts............     170,514       3,396     1.99      155,949       3,163        2.03
    Money market demand
    accounts.....................      78,024       2,595     3.33       82,092       2,555        3.11
    Certificate accounts.........     805,558      46,348     5.75      690,604      37,150        5.38
    FHLB advances and other
        borrowed money...........     130,337       6,976     5.35       88,868       4,844        5.45
                                   ---------------------------------------------------------------------
            Total
             interest-bearing
              liabilities........   1,461,772      68,637     4.70    1,333,710      58,126        4.36
                                   ---------------------------------------------------------------------
Noninterest-bearing liabilities....    26,826                            19,127
                                   ---------------------------------------------------------------------
            Total liabilities....   1,488,598                         1,352,837
Capital..........................     184,531                           148,134
                                   ---------------------------------------------------------------------
            Total liabilities and
            Capital..............  $1,673,129                        $1,500,971
                                   =====================================================================
Net interest income..............              $   66,493                        $   60,032
                                   =====================================================================
Net interest rate spread (1).....                             3.72%                                3.81%
                                   =====================================================================
Net interest earning assets......     142,207                           112,390
Net interest margin (2)..........                             4.15%                                4.15%
                                   =====================================================================
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities...       1.10x                             1.08x
                                   =====================================================================
                                         Years Ended June 30,
                                    --------------------------------
                                                  1994
                                    --------------------------------
                                                           Average
                                      Average              Yield/
                                      Balance    Interest   Cost
                                    --------------------------------


Interest-earning assets:
    Loans receivable.............    $1,036,819  $ 93,171   8.99%
    Mortgage-backed
    securities...................       180,617    10,693   5.92
    Interest-earning deposits....        72,875     2,000   2.74
    Investment securities........        19,937       628   3.15
                                    --------------------------------
        Total interest-earning
          assets.................     1,310,248   106,492   8.13
Noninterest-earning assets.......        43,867
                                    --------------------------------
            Total assets.........    $1,354,115
                                    ================================

Interest-bearing liabilities:
    Passbook and statement
    savings......................    $  376,798    10,499   2.79
    Checking accounts............       144,866     3,099   2.14
    Money market demand
    accounts.....................        95,961     2,758   2.87
    Certificate accounts.........       550,504    30,280   5.50
    FHLB advances and other
        borrowed money...........        72,891     4,620   6.34
                                    --------------------------------
            Total
             interest-bearing
              liabilities........     1,241,020    51,256   4.13
                                    --------------------------------
Noninterest-bearing liabilities..        19,256
                                    --------------------------------
            Total liabilities....     1,260,276
Capital..........................        93,839
                                    --------------------------------
            Total liabilities and
            Capital..............    $1,354,115
                                    ================================
Net interest income..............                $ 55,236
                                    ================================
Net interest rate spread (1).....                           4.00
                                    ================================
Net interest earning assets......        69,228
Net interest margin (2)..........                           4.22
                                    ================================
Ratio of average interest-
  earning assets to average
  interest-bearing liabilities...          1.06x
                                    ================================
--------------------

(1) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(2) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

   Net interest income can also be analyzed in terms of the impact of changes in interest rates on interest-earning assets and interest-bearing liabilities and changes in the volume or amount of these assets and liabilities. The following table represents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (change in volume multiplied by prior rate),
(ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes in rate-volume (changes in rate multiplied by changes in volume), and (iv) the net change.

                                                                          Years Ended June 30,
                                       ------------------------------------------------------------------------------------------
                                                     1996 vs. 1995                                  1995 vs. 1994
                                       ------------------------------------------------------------------------------------------
                                              Increase/(Decrease)                             Increase/(Decrease)
                                                    Due to                                          Due to
                                       ------------------------------------------------------------------------------------------
                                                                            Total                                          Total
                                                                Rate/    Increase                              Rate/    Increase
                                           Rate     Volume     Volume  (Decrease)           Rate     Volume   Volume  (Decrease)
                                       ------------------------------------------------------------------------------------------
                                                                             (In Thousands)
Interest-earning assets:
  Loans receivable                       $1,968    $13,246       $270     $15,484        $(1,707)    $5,102     $(93)     $3,302
  Mortgage-backed securities                122      2,678         22       2,822          1,296      2,257      274       3,827
  Investment securities                     288        896         67       1,251            615      1,311    1,284       3,210
  Interest-earning deposits              (1,203)    (2,165)       783      (2,585)         1,358        (18)     (13)      1,327
                                       ------------------------------------------------------------------------------------------
      Total interest-earning assets       1,175     14,655      1,142      16,972          1,562      8,652    1,452      11,666

Interest-bearing liabilities:
  Passbook and statement savings           $214     (1,280)       (26)     (1,092)         1,911     (1,689)    (307)        (85)
  Checking accounts                         (57)       295         (5)        233           (161)       237      (12)         64
  Money market demand
   accounts                                 176       (127)        (9)         40            229       (399)     (33)       (203)
  Certificate accounts                    2,584      6,184        430       9,198           (666)     7,706     (170)      6,870
  FHLB advances and other
    borrowed money                          (88)     2,261        (41)      2,132           (648)     1,014     (142)        224
                                       ------------------------------------------------------------------------------------------
      Total interest-bearing              2,829      7,333        349      10,511            665      6,869     (664)      6,870
        liabilities                    ------------------------------------------------------------------------------------------
      Net change in net
        interest income                 $(1,654)    $7,322       $793      $6,461           $897     $1,783   $2,116      $4,796
                                       ==========================================================================================


Asset and Liability Management-Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring an institution's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time period if it will mature or reprice within that time period. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. A gap is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income while a positive gap would tend to positively affect net interest income. Similarly, during a period of falling interest rates, a negative gap would tend to positively affect net interest income while a positive gap would tend to adversely affect net interest income.

The Bank's policy in recent years has been to reduce its exposure to interest rate risk generally by better matching the maturities of its interest rate sensitive assets and liabilities and by increasing the interest rate sensitivity of its interest-earning assets. The Bank (i) emphasizes the origination of short-term, fixed-rate consumer loans, and at June 30, 1996, such loans constituted $166.1 million, or 11.7% of the Bank's total loan portfolio; (ii) emphasizes the origination of one- to four-family residential mortgage loans with terms of 15 years or less, and purchases shorter term or adjustable-rate investment securities and mortgage-backed securities; and (iii) originates adjustable-rate mortgage loans, adjustable-rate consumer loans, and adjustable-rate commercial loans, which at June 30, 1996, totalled $209.4 million or 14.7% of the Bank's total loan portfolio. Of the Bank's $1.851 billion of interest-earning assets of June 30, 1996, $465.0 million, or 25.1%, consisted of assets with adjustable-rates of interest. However, the origination of adjustable-rate loans was very limited during the fiscal year ended June 30, 1996. The Bank also attempts to reduce interest rate risk by lengthening the maturities of its interest-bearing liabilities by using FHLB advances as a source of long-term fixed-rate funds, and by promoting longer term certificates of deposit. The percentage of the Bank's savings deposits represented by certificates maturing in more than three years increased from 4.9% of total deposits at June 30, 1992, to 7.2% of total deposits at June 30, 1996. The Bank does not solicit high-rate jumbo certificates (certificates of $100,000 or more) or brokered funds.

At June 30, 1996, total interest-bearing liabilities maturing or repricing within one year exceeded total interest-earning assets maturing or repricing in the same period by $279.0 million, representing a cumulative negative one-year gap ratio of 14.86%. The Bank has an Asset-Liability Management Committee comprised of certain members of the Board of Directors which is responsible for reviewing the Bank's asset and liability management policies. The Committee meets quarterly and reviews interest rate risks and trends, the Bank's interest sensitivity position and the liquidity and market value of the Bank's investment portfolio.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at June 30, 1996, which are expected to reprice or mature, based upon certain assumptions, in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown that reprice or mature during a particular period were determined in accordance with the earlier of the term of repricing or the contractual term of the asset or liability. Management believes that these assumptions approximate the standards used in the savings industry and considers them appropriate and reasonable.


                                                               Amounts Maturing or Repricing
                                      ---------------------------------------------------------------------------------
                                         Within         1-3         3-5        5-10      10-20     Over 20
                                         1 Year        Years       Years      Years      Years      Years      Total
                                      ---------------------------------------------------------------------------------
                                                                   (Dollars in Thousands)
Rate-sensitive assets:
 Interest-earning deposits              $30,498          $--         $--        $--        $--       $--      $30,498
 Mortgage-backed securities:
  Fixed                                  13,693       18,693       8,965     14,144      9,511        --       65,006
  Variable                              225,181           --          --         --         --        --      225,181
 Investment securities                   12,013       46,082      35,452      1,010      9,443     1,113      105,113
 Real estate loans:
  Adjustable-rate                        80,192       14,234          --         --         --        --       94,426
  Fixed-rate                            162,810      236,130     168,646    266,591    146,350    30,947    1,011,474
 Home equity and home improvement        38,146           --          --         --         --        --       38,146
 Education loans                         47,842           --          --         --         --        --       47,842
 Other consumer loans                    83,186       64,391      18,498         --         --        --      166,075
 Commercial loans                        43,364        8,045       5,126      6,903      3,607        --       67,045
                                     --------------------------------------------------------------------------------
   Total rate-sensitive assets         $736,925     $387,575    $236,687   $288,648   $168,911    32,060   $1,850,806
                                     ================================================================================
Rate-sensitive liabilities:
 Fixed maturity deposits               $512,392     $259,539     $84,462    $19,544       $440       $--     $876,377
 Money market deposit accounts           82,552           --          --         --         --        --       82,552
 Passbook accounts                      197,399       98,700          --         --         --        --      296,099
 Checking accounts                       65,006      130,013          --         --         --        --      195,019
 FHLB advances                          147,459       50,000       2,000        911        233        --      200,603
 Other borrowings                        11,158           --          --         --         --        --       11,158
                                     --------------------------------------------------------------------------------
  Total rate-sensitive liabilities   $1,015,966     $538,252     $86,462    $20,455       $673       $--   $1,661,808
                                     ================================================================================

Interest sensitivity gap per period   $(279,041)   $(150,677)   $150,225   $268,193   $168,238   $32,060     $188,998
                                     ================================================================================

Cumulative interest sensitivity gap   $(279,041)   $(429,718)  $(279,493)  $(11,300)  $156,938  $188,998     $188,998
                                     ================================================================================
Cumulative interest sensitivity
 gap as a percentage of total assets     (14.86)%     (22.88)%    (14.88)%     (.60)%     8.36%    10.06%
                                     ================================================================================

In preparing the table above, it has been assumed, in assessing the interest rate sensitivity of the Bank that: (i) adjustable-rate mortgage loans and fixed-rate mortgage loans will prepay at an annual rate of 10.0%, (ii) commercial loans will prepay at an annual rate of 10.0%; (iii) consumer loans will prepay at an annual rate of 20.0%; (iv) fixed maturity deposits will not be withdrawn prior to maturity; (v) money market accounts are immediately rate sensitive; and
(vi) passbook and checking accounts will reprice either when the rates on such accounts reprice as interest rate levels change, or when deposit holders withdraw funds from such accounts and select other types of deposit accounts, such as certificate accounts, which may have higher interest rates. For purposes of this analysis, management has Conservatively estimated that one-third of the Bank's checking accounts and two-thirds of the Bank's passbook accounts will reprice in one year or less, and that the remainder will reprice between one and three years.

The above assumptions utilized by management are annual percentages based on remaining balances and should not be regarded as indicative of the actual prepayments and withdrawals that may be experienced by the Bank. Moreover, certain shortcomings are inherent in the analysis presented by the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, interest rates on certain types of assets and liabilities may fluctuate in advance of or lag behind changes in market interest rates. Additionally, certain assets, such as some adjustable-rate loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Moreover, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table.

For the foregoing reasons, the Bank relies on simulation models to determine the effect of immediate incremental increases or decreases in interest rates on net interest income. The Board of Directors annually establishes a range of percentage changes as an acceptable interest rate risk. The Bank considers this measurement of interest rate risk to be a useful supplement to gap analysis.

Regulatory Capital Requirements

The Federal Deposit Insurance Corporation (the "FDIC") has promulgated regulations and adopted a statement of policy regarding the capital adequacy of state-chartered banks which, like the Bank, are not members of the Federal Reserve System. The FDIC's capital regulations establish a minimum 3.0% Tier I leverage capital requirement for the most highly-rated state-chartered, non-member banks, with an additional cushion of at least 100 to 200 basis points for all other state-chartered, non-member banks, which effectively will increase the minimum Tier I leverage ratio for such other banks to 4.0% to 5.0% or more. Under the FDIC's regulation, highest-rated banks are those that the FDIC determines are not anticipating or experiencing significant growth and have well diversified risk, including no undue interest rate risk exposure, excellent asset quality, high liquidity, good earnings and, in general, which are considered a strong banking organization, rated composite 1 under the Uniform Financial Institutions Rating System. Leverage or core capital is defined as the sum of common stockholders' equity (including retained earnings), noncumulative perpetual preferred stock and related surplus, and minority interests in consolidated subsidiaries, minus all intangible assets other than certain qualifying supervisory goodwill, and certain purchased mortgage servicing rights and purchased credit card relationships.

The FDIC also requires that savings banks meet a risk-based capital standard. The risk-based capital standard for savings banks requires the maintenance of total capital which is defined as Tier I capital and supplementary (Tier 2 capital) to risk weighted assets of 8%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet assets, are multiplied by a risk-weight of 0% to 100%, based on the risks the FDIC believes are inherent in the type of asset or item.

The components of Tier I capital are equivalent to those discussed above under the 3% leverage standard. The components of supplementary (Tier 2) capital include certain perpetual preferred stock, certain mandatory convertible securities, certain subordinated debt and intermediate preferred stock and general allowances for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital. At June 30, 1996, the Bank met each of its capital requirements.

A bank which has less than the minimum leverage capital requirement shall, within 60 days of the date as of which it fails to comply with such requirement, submit to its FDIC regional director for review and approval a reasonable plan describing the means and timing by which the bank shall achieve its minimum leverage capital requirement. A bank which fails to file such plan with the FDIC is deemed to be operating in an unsafe and unsound manner, and could be subject to a cease-and-desist order from the FDIC. The FDIC's regulation also provides that any insured depository institution with a ratio of Tier I capital to total assets that is less than 2.0% is deemed to be operating in an unsafe or unsound condition pursuant to Section 8(a) of the Federal Deposit Insurance Act and is subject to potential termination of deposit insurance. However, such an institution will not be subject to an enforcement proceeding thereunder solely on account of its capital ratios if it has entered into and is in compliance with a written agreement with the FDIC to increase its Tier I leverage capital ratio to such level as the FDIC deems appropriate and to take such other action as may be necessary for the institution to be operated in a safe and sound manner. The FDIC capital regulation also provides, among other things, for the issuance by the FDIC or its designee(s) of a capital directive, which is a final order issued to a bank that fails to maintain minimum capital to restore its capital to the minimum leverage capital requirement within a specified time period. Such directive is enforceable in the same manner as a final cease-and-desist order.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), requires, among other things, that each federal banking agency revise its risk-based capital standards for insured institutions to ensure that those standards take adequate account of interest-rate risk ("IRR"), concentration of credit risk, and the risks of nontraditional activities, as well as to reflect the actual performance and expected risk of loss on multi-family residential loans. In September 1993, the FDIC, the Office of the Comptroller of the Currency and the Federal Reserve Board jointly proposed for comment procedures for measuring IRR exposure and two alternative methods for determining what amount of additional capital, if any, a bank may be required to maintain for IRR. Under the proposal, exposure to IRR would be measured as the effect that a specified change in market interest rates would have on the net economic value of a bank. The change in an institution's net economic value is defined as the change in the present value of its assets minus the change in the present value of its liabilities plus the change in the present value of its off-balance-sheet positions. The banking agencies propose to measure an institution's expense using either a supervisory model or the bank's own internal model. During each examination or at request of a bank, the banking agency, under its sole discretion, will examine the bank's internal measure of interest rate risk to determine if it is acceptable to the agency using several specified criteria. Otherwise, the bank's measured exposure will be calculated under the supervisory model. The alternative methods for determining IRR consist of (i) the minimum capital standard approach, pursuant to which certain institutions would be required to hold capital to cover their excess exposure, which is defined as the aggregate dollar decline in the net economic value of the institution, as measured either by the supervisory or the internal bank model, that exceeds the proposed supervisory threshold of one percent of total assets and (ii) the risk assessment approach, pursuant to which the level of measured IRR would be just one of several factors that examiners would consider when determining a bank's IRR and the need for additional capital, which would be based on the examiner's judgment after taking into account guidance provided by the federal banking agencies.

The following table summarizes the Bank's total stockholders' equity, FDIC regulatory capital, total FDIC risk-based assets including off-balance sheet items, leverage and risk-based regulatory ratios at June 30, 1996.

                                                                 June 30, 1996
                                                                 --------------

          Total shareholders' equity or GAAP capital...........     $  190,651
          Less: unrealized gain on securities available for
           sale................................................         (1,325)
          Less: intangible assets..............................         (9,549)
                                                                    ----------
          FDIC leverage capital................................        179,777
          Plus: FDIC tier 2 capital (1)........................         12,086
                                                                    ----------
          Total FDIC risk-based capital........................     $  191,863
                                                                    ==========

          FDIC quarterly average total assets for leverage
           ratio...............................................     $1,823,585
                                                                    ==========
          FDIC net risk-weighted assets including
            off-balance sheet items............................     $  965,860
                                                                    ==========

          FDIC leverage capital ratio                                    9.86%
          Minimum requirement                                3.00% to 5.00% (2)

          FDIC risk-based capital ratio                                 19.86%
          Minimum requirement                                            8.00%
          _____________________________

          (1) Tier 2 capital consists entirely of the allowance for loan losses, which is limited to 1.25% of total risk-weighted assets as detailed under regulations of the FDIC.
          (2) The FDIC has indicated that the most highly rated institutions which meet certain criteria will be required to maintain a ratio of 3.00%, and all other institutions will be required to maintain an additional cushion of 100 to 200 basis points. As of June 30, 1996, the Bank had not been advised of any additional requirements in this regard.


The Bank is also subject to Pennsylvania Department of Banking ("Department") capital guidelines. Although not adopted in regulation form, the Department utilizes capital standards requiring a minimum of 6% leverage capital and 10% risk-based capital. The components of leverage and risk-based capital are substantially the same as those defined by the FDIC.

Liquidity and Capital Resources

The Bank is required to maintain a sufficient level of liquid assets, as determined by management and defined and reviewed for adequacy by the FDIC during their regular examinations. The FDIC, however, does not prescribe by regulation a minimum amount or percentage of liquid assets. The FDIC allows any marketable security, whose sale would not impair the capital adequacy of the Bank, to be eligible for liquidity. The Bank's liquidity is quantified through the use of a standard liquidity ratio of liquid assets to short-term borrowings plus deposits. Using this formula, the Bank's liquidity ratio was 26.4% as of June 30, 1996. The Bank adjusts its liquidity levels in order to meet funding needs of deposit outflows, repayment of borrowings and loan commitments. The Bank also adjusts liquidity as appropriate to meet its asset and liability management objectives.

The Bank's primary sources of funds are the amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. While scheduled principal repayments on loans and mortgage-backed securities are a relatively predictable source of funds, deposit flows and loan prepayments are greatly influenced by general interest rate levels, economic conditions, and competition. The Bank manages the pricing of its deposits to maintain a desired deposit balance. In addition, the Bank invests excess funds in short-term interest-earning and other assets, which provide liquidity to meet lending requirements. Short-term interest-earning deposits with the FHLB of Pittsburgh amounted to $30.5 million at June 30, 1996. Other assets qualifying for liquidity outstanding at June 30, 1996, amounted to $408.7 million. For additional information about cash flows from the Bank's operating, financing, and investing activities, see Statements of Cash Flows included in the Consolidated Financial Statements.

A major portion of the Bank's liquidity consists of cash and cash equivalents, which are a product of its operating, investing, and financing activities. The primary sources of cash were net income, principal repayments on loans and mortgage-backed securities, and increases in deposit accounts.

Liquidity management is both a daily and long-term function of business management. If the Bank requires funds beyond its ability to generate them internally, borrowing agreements exist with the FHLB which provide an additional source of funds. At June 30, 1996, the Bank had $200.6 million in advances from the FHLB. The Bank borrows from the FHLB principally to reduce interest rate risk, rather than for liquidity purposes.

At June 30, 1996, the Bank's customers had $53.6 million of unused lines of credit available. This amount does not include the unfunded portion of loans in process. Certificates of deposit scheduled to mature in less than one year at June 30, 1996, totalled $512.4 million. Based on prior experience, management believes that a significant portion of such deposits will remain with the Bank.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements of the Bank and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

In February 1992, the Financial Accounting Standards Board (the "FASB") issued SFAS 109, "Accounting for Income Taxes," which replaces APB 11, which provided for deferred tax based on differences in taxable income versus book income as opposed to the liability method, which is required by SFAS 109. The liability method accounts for deferred income taxes by applying the enacted statutory rates in effect at the balance sheet date to differences between the book cost and the tax cost of assets and liabilities. The resulting deferred tax liabilities and assets are adjusted to reflect changes in tax laws. SFAS 109 was adopted by the

Bank as of July 1, 1993 and resulted in a $2.1 million increase in net income.

     The Bank adopted the provisions of SFAS 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure" on July 1, 1995. Under SFAS 114, generally, all nonaccrual loans are deemed to be impaired. In addition, management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. In evaluating whether a loan is impaired, management considers not only the amount that the Bank expects to collect but also the timing of collection. Generally, if a delay in payment is insignificant (e.g., less than 30 days), a loan is not deemed to be impaired.

     When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, at the loan's market price or fair value of the collateral if the loan is collateral dependent. The majority of loans deemed to be impaired by management are collateral dependent. Loans are evaluated individually for impairment. The Bank excludes smaller balance, homogenous loans (e.g., primarily consumer and residential mortgages) from the evaluation for impairment. Impairment losses are included in the allowance for possible loan losses. Impaired loans are charged-off when management believes that the ultimate collectibility of a loan is not likely.

     Interest income on impaired loans is generally recorded as payments are collected. Interest on impaired loans that are contractually past due ninety days and over is reserved in accordance with regulatory requirements.

     In May 1993, the FASB issued SFAS 115, "Accounting for Certain
Investments in Debt and Equity Securities." Essentially, this promulgation requires securities to be carried at market value, if such securities are trading securities or available for sale. Unrealized holding gains and losses for trading securities are to be included in earnings. Unrealized holding gains and losses for securities that are available for sale are to be excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized. Securities designated as held-to-maturity are reported at amortized cost. While the Bank does not trade in securities, it has from time to time sold securities as part of its interest rate risk management activities. The Bank adopted Statement 115 effective July 1, 1994. The effects of such adoption had no material impact on retained income.

     In October 1995, the FASB released FAS 123, "Accounting for Stock-Based Compensation." SFAS 123 establishes a fair value based method for stock-based compensation plans. SFAS 123 permits entities to expense an estimated fair value of employee stock options or to continue to measure compensation cost for these plans using the intrinsic value accounting method contained in APB Opinion No. 25. Entities that elect to continue to use the intrinsic value method must provide pro forma disclosures of net income and earnings per share as if the fair value method of accounting had been applied. This standard will become effective in fiscal 1997. The Bank is currently analyzing the impact of adoption of the standard on the consolidated finacial statements; however, the adoption and concurrent application is not expected to have a material impact.

     In June 1996, the FASB released SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 125). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under SFAS 125, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and does not recognize financial assets it no longer controls and liabilities that have been extinguished. This financial-components approach focuses on the assets and liabilities that exist after the transfer. SFAS 125 also extends the "available-for-sale" or "trading" approach in SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," to non-security financial assets that can contractually be prepaid or otherwise settled in such a way that the holder of the asset would not recover substantially all of its recorded investment. Thus, non-security financial assets that are subject to prepayment risk that could prevent recovery of substantially all of the recorded amount are to be reported at fair value with the change in fair value accounted for depending on the asset's classification as "available-for-sale" or "trading." SFAS 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Also, the extension of SFAS 115 approach to certain non-security financial assets and the amendment to SFAS 115 is effective for financial assets held on or acquired after January 1, 1997. The adoption of SFAS 125 is not expected to be material to the consolidated financial statements of the Bank.

     In November 1993, the AICPA issued SOP 93-6, "Employers' Accounting for Employee Stock Ownership Plans," which is effective for fiscal years beginning after December 15, 1993. SOP 93-6 applied to the Bank for the fiscal years ended June 30, 1996 and 1995. SOP 93-6 applies to shares acquired by ESOPs after December 31, 1992 but not yet committed to be released as of the beginning of the year SOP 93-6 is adopted. SOP 93-6 changed the measure of compensation expense recorded by employers for leveraged ESOPs from the cost of ESOP shares to the fair value of ESOP shares. Under SOP 93-6, the Bank recognizes compensation cost equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that fair value of the Bank's ESOP shares differ from the cost of such shares, this differential will be charged or credited to equity.

MARKET FOR COMMON STOCK AND RELATED MATTERS

Effective November 2, 1994, the Bank reorganized from mutual to stock form and established Northwest Bancorp, M.H.C., a mutual holding company (the "Holding Company"). In the Bank's initial public offering of Common Stock, which closed on November 4, 1994, 8,100,000 shares of Common Stock were issued to the Holding Company, and 3,450,000 shares were issued and sold to the Bank's customers at a price of $20.00 per share. On November 7, 1994, the Bank's Common Stock began to trade over-the-counter on the Nasdaq National Market using the symbol "NWSB." The Bank completed a 2 for 1 stock split on May 23, 1996. The following table sets forth the high and low trading prices of the Bank's common stock during the fiscal years ended June 30, 1995 and 1996, together with the cash dividends declared, both as adjusted for the stock split.

Fiscal Year Ended                              Cash Dividends
June 30, 1995          High             Low          Declared
-------------------------------------------------------------

Second quarter       $ 9.625         $ 7.250           $.050
Third quarter          8.875           7.500            .075
Fourth quarter         9.875           8.375            .075

Fiscal Year Ended                             Cash Dividends
June 30, 1996         High             Low          Declared
-------------------------------------------------------------
First quarter        $12.000         $ 9.625           $.075
Second quarter        13.500          11.750            .075
Third quarter         12.750          11.125            .075
Fourth quarter        12.500          11.125            .080

As of June 30, 1996, the Bank had 4,542 stockholders of record and 23,376,000 outstanding shares of Common Stock, with 16,200,000 of the outstanding shares owned by the Bank's mutual holding company. This number does not reflect the number of persons whose stock is in nominee or "street" name accounts through brokers.

Payment of dividends on the Common Stock is subject to determination and declaration by the Board of Directors and will depend upon a number of factors, including capital requirements, regulatory limitations on the payment of dividends, the Bank's results of operations and financial condition, tax considerations and general economic conditions. No assurance can be given that dividends will be declared or, if declared, what the amount of dividends will be, or whether such dividends, once declared, will continue.

Dividend Waivers by the
Holding Company

The Federal Reserve Board the ("FRB") approved the Bank's reorganization into the mutual holding company structure and the Holding Company's acquisition of the majority of the Bank's common stock on the following conditions:

1. The Holding Company agrees that it will make prior application to the FRB for approval to waive any dividends declared on the capital stock of the Bank and that the FRB shall have the authority to approve or deny any dividend waiver request in its discretion. Such application will be made on an annual basis with respect to any year in which the Holding Company intends to waive such dividends;

2. If a waiver is granted, dividends waived by the Holding Company will not be available for payment to minority shareholders (i.e., shareholders other than the Holding Company), and will be excluded from the capital accounts of the Bank for purposes of calculating any dividend payments to minority shareholders;

3. If a waiver is granted, the Bank will, so long as the Holding Company remains a mutual holding company, establish a restricted capital account in the cumulative amount of any dividends waived by the Holding Company for the benefit of the mutual members of the Holding Company. The restricted capital account would be senior to the claims of minority stockholders of the Bank and would not decrease notwithstanding changes in depositors of the Bank. This restricted capital account would be added to any liquidation account in the Bank established in connection with a conversion of the Holding Company to stock form and would not be available for distribution to minority shareholders. The liquidation account and restricted capital account would be maintained in accordance with the policy, rules and regulations of the Office of Thrift Supervision, notwithstanding any sale, merger, or conversion of the Holding Company;

4. In any conversion of the mutual holding company from mutual to stock form, the Holding Company will comply with the rules and regulations of the Office of Thrift Supervision, as if the Bank and the Holding Company were a savings association and a savings and loan holding company, respectively, except that such rules shall be administered by the FRB; and

5. In the event that the FRB adopts regulations regarding dividend waivers by mutual holding companies, the Holding Company will comply with the applicable requirements of such regulations.

Although mutual holding companies frequently waive dividends declared by their majority-owned savings institution subsidiaries, the Holding Company did not waive dividends paid by the Bank during the fiscal years ended June 30, 1996 and 1995.

The payment of dividends to the Holding Company will depend on a number of factors, including the Holding Company's capital needs and the investment alternatives available to the Holding Company, which may include, among others, purchasing additional shares of the Bank's common stock. Accordingly, there can be no assurance (i) that in the future the Holding Company will file applications to the FRB requesting approval to waive dividends paid by the Bank,
(ii) that the FRB will approve any dividend waiver application by the Holding Company should such application be filed, (iii) as to the terms that may be imposed by the FRB on any future waiver, and (iv) that the Holding Company will waive dividends paid by the Bank.

STOCKHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Stockholders will be held at 11:00 a.m., on October 30, 1996, at the Knights of Columbus Hall, 219 2nd Avenue, Warren, Pennsylvania 16365.

Stock Listing

The Bank's Common Stock trades over-the-counter on the Nasdaq National Market under the symbol "NWSB."

Special Counsel

Luse Lehman Gorman Pomerenk & Schick
5335 Wisconsin Avenue, N.W.
Suite 400
Washington, D.C. 20015

Independent Auditors

KPMG Peat Marwick LLP
One Mellon Bank Center
Pittsburgh, Pennsylvania 15219

Transfer Agent

Address changes and all stockholder inquiries should be directed to:

American Stock Transfer and Trust Company
40 Wall Street
New York, NY 10005

Annual Report on Form F-2

A copy of the Bank's Form F-2 for the fiscal year ended June 30, 1996, will be furnished without charge to stockholders of record. On September 10, 1996, upon written request to the Secretary, Northwest Savings Bank, Liberty and Second Streets, Warren, Pennsylvania 16365.

Report of Management Regarding: Internal Control
Structure Over Financial Statements and FDICIA Designed
Laws and Regulations

MANAGEMENT REPORT

Financial Statements

Northwest Savings Bank (the Bank) is responsible for the preparation, integrity and fair presentation of its published statements as of June 30, 1996, and the year then ended. The financial statements have been prepared in accordance with generally accepted accounting principles, and as such, include amounts, some of which are based on judgments and estimates of management.

Internal Control Structure Over Financial Reporting.

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting (presented in conformity with generally accepted accounting principles and the Federal Financial Institutions Examination Council instructions for Consolidated Reports of Condition and Income (call report instructions)). The structure contains monitoring mechanisms, and actions taken to correct deficiencies, if identified.

There are inherent limitations in the effectiveness of any internal control structure, including the possibility of human error and the circumvention of overriding controls. Accordingly, even an effective internal control structure can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control structure may vary over time.

Management assessed the Bank's internal control structure over financial reporting (presented in conformity with generally accepted accounting principles) as of June 30, 1996. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control...Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of June 30, 1996, Northwest Saving Bank maintained an effective internal control structure over financial reporting presented in conformity with generally accepted accounting principles.

Compliance With Laws and Regulations

Management is also responsible for compliance with the federal and state laws and regulations concerning dividend restrictions and federal laws and regulations concerning loans to insiders designated by the FDIC as safety and soundness laws and regulations.

Management assessed its compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that Northwest Savings Bank is striving to comply, in all significant respects, with the designated laws and regulations relating to safety and soundness as of the year ended June 30, 1996.

August 23, 1996

/s/John O. Hanna
Chief Executive Officer
John O. Hanna

/s/William J. Wagner
Chief Financial Officer
William J. Wagner

/s/Richard F. Seibel
Corporate Auditor
Richard F. Seibel

                            NORTHWEST SAVINGS BANK
                               AND SUBSIDIARIES



                            CONSOLIDATED FINANCIAL
                           STATEMENTS AND SCHEDULES



                         June 30, 1996, 1995 and 1994
                 (With Independent Auditors' Report Thereon)

INDEPENDENT AUDITORS' REPORT


The Board of Directors
Northwest Savings Bank

     We have audited the accompanying consolidated statements of financial condition of Northwest Savings Bank and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Northwest Savings Bank and subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended June 30, 1996, in conformity with generally accepted accounting principles.

     As discussed in note 1 to the consolidated financial statements, the Bank adopted the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective July 1, 1993, and No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective July 1, 1994.


                                        /s/ KPMG Peat Marwick LLP



Pittsburgh, Pennsylvania
August 26, 1996

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                            June 30, 1996 and 1995

                         (Dollar amounts in thousands)


                                                                                       1996                              1995
                                                                                  -------------------------------------------
Assets

Cash and cash equivalents                                                         $   13,806                           10,131
Interest-bearing deposits in other financial institutions                             30,498                           59,930
Marketable securities available-for-sale                                             241,475                           39,757
Marketable securities held-to-maturity (market value
  of $154,737 and $267,967) (notes 4 and 11)                                         156,018                          270,311
Loans receivable, net of allowance for estimated
  losses of $13,130 and $11,833 (notes 5,7 and 11)                                 1,374,955                        1,164,735
Accrued interest receivable (note 6)                                                   9,499                            7,327
Real estate owned, net                                                                 5,771                            5,895
Federal Home Loan Bank stock, at cost
  (notes 8 and 11)                                                                    10,811                            9,145
Premises and equipment, net (note 9)                                                  17,768                           14,521
Goodwill and other intangibles                                                         9,648                            2,697
Other assets                                                                           7,676                            7,445
                                                                                  -------------------------------------------
     Total assets                                                                 $1,877,925                        1,591,894
                                                                                  ===========================================

Liabilities and Shareholders' Equity

Liabilities:
  Deposits (note 10)                                                               1,450,047                        1,283,935
  Borrowed funds (note 11)                                                           211,761                          103,439
  Advances by borrowers for taxes and insurance                                       12,268                           11,935
  Accrued interest payable                                                             4,128                            4,104
  Other liabilities                                                                    9,070                            9,791
                                                                                  -------------------------------------------
     Total liabilities                                                             1,687,274                        1,413,204

Shareholders' equity (note 13):
  Common stock, $.10 par value, authorized 50,000,000
    shares; 23,376,000 and 23,100,000 issued and outstanding                           2,338                            1,155
  Paid-in capital                                                                     67,671                           65,596
  Retained earnings                                                                  125,239                          114,724
  Unrealized gain on securities available-for-sale,
    net of income taxes                                                                1,325                            1,527
  Unearned employee stock ownership plan shares (note 14)                             (3,328)                          (4,312)
  Unearned recognition and retention plan shares (note 14)                            (2,594)                             -
                                                                                  -------------------------------------------
    Total shareholders' equity                                                       190,651                          178,690
                                                                                  -------------------------------------------
    Total liabilities and shareholders' equity                                    $1,877,925                        1,591,894
                                                                                  ===========================================

See accompanying notes to consolidated financial statements.


                                                                                                                                  39

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

               For the Years Ended June 30, 1996, 1995 and 1994

                            (Amounts in thousands)

                                                                     1996                 1995                 1994
                                                           ----------------------------------------------------------

Interest Income
   Loans receivable                                        $      111,957               96,473               93,171
   Mortgage-backed securities                                      17,342               14,520               10,693
   Investment securities                                            5,089                3,838                  628
   Interest-bearing deposits                                          742                3,327                2,000
                                                           ----------------------------------------------------------
     Total interest income                                        135,130              118,158              106,492
                                                           ----------------------------------------------------------
Interest expense:
   Deposits (note 10)                                              61,661               53,282               46,636
   Borrowed funds                                                   6,976                4,844                4,620
                                                           ----------------------------------------------------------
      Total interest expense                                       68,637               58,126               51,256
                                                           ----------------------------------------------------------
      Net interest income                                          66,493               60,032               55,236

Provision for possible loan losses (note 7)                         1,502                1,098                1,728
                                                           ----------------------------------------------------------
      Net interest income after provision
        for possible loan losses                                   64,991               58,934               53,508
                                                           ----------------------------------------------------------
Noninterest income:
   Loan fees and service charges                                    1,952                1,740                1,584
   Gain (loss) on sales of marketable securities, net                  --                  (36)               3,029
   Loss on sale of loans                                           (1,022)                (283)                  --
   Gain on sale of real estate owned                                  274                  317                  717
   Other operating income                                           2,921                2,774                2,481
                                                           ----------------------------------------------------------
      Total noninterest income                                      4,125                4,512                7,811

Noninterest expense;
   Compensation and employee benefits (note 14)                    21,756               20,548               16,427
   Premises and occupancy costs                                     4,536                4,047                4,198
   Federal insurance premiums                                       3,019                2,764                2,645
   Data processing                                                  1,170                1,043                1,040
   Check processing expenses                                        1,391                1,088                1,097
   Advertising                                                      1,197                  949                  844
   Other expenses                                                   7,758                6,532                7,879
                                                           ----------------------------------------------------------
      Total noninterest expense                                    40,827               36,971               34,130
                                                           ----------------------------------------------------------
      Income before income taxes and cumulative
         effect of change in accounting principle                  28,289               26,475               27,189

Income taxes (note 12)
      Federal                                                       8,855                8,660                8,904
      State                                                         1,948                1,521                2,287
                                                           ----------------------------------------------------------
         Total income taxes                                        10,803               10,181               11,191
                                                           ----------------------------------------------------------
         Net income before cumulative effect of change
           in accounting principles                                17,486               16,294               15,998

Cumulative effect at July 1, 1993, of change in
  accounting principle (notes 1 and 12)                                --                   --                2,070
                                                           ----------------------------------------------------------
      Net income                                           $       17,486               16,294               18,068
                                                           ==========================================================
Earnings per share (note 1)                                $          .77                  .47                  N/A
                                                           ==========================================================

See accompanying notes to consolidated financial statements.

                   NORTHWEST SAVINGS BANK AND SUBSIDIARIES

          Consolidated Statements of Changes in Shareholders' Equity

               For the Years Ended June 30, 1996, 1995 and 1994

                            (Amounts in thousands)


                                                                  1996        1995           1994
                                                          ----------------------------------------
Common stock:
  Balance at beginning of fiscal year                     $   1,155             --             --
  Issuance of common stock (note 13)                             --          1,155             --
  Issuance of recognition and retention plan shares              14             --             --
  Adjustment resulting from two-for-one stock split           1,169             --             --
                                                          ----------------------------------------
     Balance at June 30                                       2,338          1,155             --

Paid in capital:
  Balance at beginning of fiscal year                        65,596             --             --
  Issuance of common stock                                       --         65,822             --
  Issuance of recognition and retention plan shares           3,229             --             --
  Adjustment resulting from two-for-one stock split          (1,169)            --             --
  Excess of cost above fair value of ESOP shares released        15           (226)            --
                                                          ----------------------------------------
     Balance at June 30                                      67,671         65,596             --

Retained earnings:
  Balance at beginning of fiscal year                       114,724        102,319         84,251
  Net income                                                 17,486         16,294         18,068
  Capitalization of Northwest Bancorp, MHC                       --         (1,000)            --
  Dividends ($.30 per share in 1996 and
    $.125 per share in 1995)                                 (6,971)        (2,889)            --
                                                          ----------------------------------------
     Balance at June 30                                     125,239        114,724        102,319

Unrealized gain on securities available-for-sale:
  Balance at beginning of fiscal year                         1,527             --             --
  Effect of change in accounting for certain debt and
    equity securities at date of adoption,
     net of deferred taxes (note 1)                              --            135             --
  Net change in unrealized gain on securities,
    net of deferred taxes                                      (202)         1,392             --
                                                          ----------------------------------------
     Balance at June 30                                       1,325          1,527             --

Unearned employee stock ownership plan (ESOP) shares:
  Balance at beginning of fiscal year                        (4,312)            --             --
  Common shares acquired by ESOP                                 --         (5,452)            --
  ESOP shares released                                          984          1,140             --
                                                          ----------------------------------------
     Balance at June 30                                      (3,328)        (4,312)            --

Unearned recognition and retention plan (RRP) shares:
  Balance at beginning of fiscal year                            --             --             --
  Common shares acquired by RRP                              (3,243)            --             --
  RRP shares released                                           649             --             --
                                                          ----------------------------------------
     Balance at June 30                                      (2,594)            --             --
                                                          ----------------------------------------
     Total shareholders' equity                           $ 190,651        178,690        102,319
                                                          ========================================


         See accompanying notes to consolidated financial statements.         41

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES
                    Consolidated Statements of Cash Flows
               For the Years Ended June 30, 1996, 1995 and 1994
                            (Amounts in thousands)


                                                                     1996           1995           1994
                                                                ----------------------------------------
Operating activities:
  Net income                                                    $  17,486         16,294         18,068
  Adjustments to reconcile net income to net
    cash provided by operations:
      Provision for possible loan losses                            1,502          1,098          1,728
      Net loss (gain) on sales of assets                              748             38         (3,750)
      Depreciation of premises and equipment                        1,645          1,570          1,468
      Amortization of deferred loan fees                           (1,297)          (925)        (1,978)
      Increase in other assets                                       (538)        (2,240)        (3,060)
      Increase in other liabilities                                   413          1,733          1,995
      Amortization of discounts on
        marketable securities                                        (421)          (352)           (16)
      Noncash compensation expense related
        to stock benefit plans                                      1,648            914             --
      Other                                                           163            282            547
                                                                ----------------------------------------
        Net cash provided by operating activities                  21,349         18,412         15,002


Investing activities:
  Purchase of marketable securities held-to-maturity              (18,684)       (75,857)      (145,822)
  Purchase of marketable securities available-for-sale            (80,504)       (19,513)            --
  Proceeds from maturities and principal reductions
    of marketable securities held-to-maturity                      16,663         19,349         81,278
  Proceeds from maturities and principal reductions
    of marketable securities available-for-sale                     9,881          1,320             --
  Proceeds from sales of marketable securities                         --             --         35,800
  Loan originations                                              (564,380)      (304,974)      (331,938)
  Purchases of loans                                                   --        (36,943)            --
  Proceeds from loan maturities and
    principal reductions                                          316,574        229,731        248,805
  Proceeds from loan sales                                         99,062         19,956         20,435
  Purchase of Federal Home Loan Bank stock                         (1,142)          (547)          (309)
  Proceeds from sale of real estate owned                           2,169          4,419          5,672
  Purchase of real estate for investment                             (358)          (468)          (282)
  Purchase of premises and equipment                               (3,928)        (3,213)        (1,731)
  Acquisitions, net of cash acquired (note 3)                      11,182         (3,996)            --
                                                                ----------------------------------------
      Net cash used by investing activities                      (213,465)      (170,736)       (88,092)

                                                                     (Continued)

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES

                            (Amounts in thousands)

                                                                1996            1995            1994
                                                          -------------------------------------------
Financing activities:
  Increase in deposits, net                               $   70,118          48,541          99,285
  Proceeds from borrowings                                   834,180          38,289          35,248
  Repayments of borrowings                                  (729,019)        (16,391)        (17,682)
  Increase in advances by borrowers
    for taxes and insurance                                       76             704             883
  Common stock aquired by ESOP                                    --          (5,452)             --
  Cash dividends paid                                         (8,996)           (863)             --
  Proceeds from sale of common stock                              --          66,977              --
  Capitalization of Northwest Bancorp, MHC                        --          (1,000)             --
                                                          -------------------------------------------
       Net cash provided by financing activities             166,359         130,805         117,734
                                                          -------------------------------------------

       Net increase (decrease) in cash and
         cash equivalents                                 $  (25,757)        (21,519)         44,644
                                                          ===========================================

Cash and cash equivalents at beginning of year                70,061          91,580          46,936
Net increase (decrease) in cash and cash equivalents         (25,757)        (21,519)         44,644
                                                          -------------------------------------------
Cash and cash equivalents at end of year                  $   44,304          70,061          91,580
                                                          ===========================================

Cash paid during the year for:
  Interest on deposits and borrowings (including
    interest credited to deposit accounts of $47,385,
    $38,162 and $38,098, respectively)                    $   68,218          57,512          51,216
                                                          ===========================================

  Income taxes                                            $   11,408          10,939          11,321
                                                          ===========================================

Noncash activities:
  Business acquisitions:
    Fair value of assets acquired                         $  115,220          17,392              --
    Cash paid                                             $  (15,028)         (6,520)             --
                                                          ===========================================
      Liabilities assumed                                 $  100,192          10,872              --
                                                          ===========================================

  Loans transferred to real estate owned                  $    2,072           2,011           2,316
                                                          ===========================================
  Sale of real estate owned financed by the bank          $      700           2,117             949
                                                          ===========================================

See accompanying notes to consolidated financial statements.

                    NORTHWEST SAVINGS BANK AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

                         June 30, 1996, 1995 and 1994

           (All dollar amounts presented in tables are in thousands)

(1) Summary of Significant Accounting Policies


Nature of Operations

Northwest Savings Bank, (the "Bank") headquartered in Warren, Pennsylvania, is a retail-oriented financial institution which offers traditional deposit and loan products through its 54 community banking offices in Pennsylvania. Northwest Savings Bank and its subsidiaries also offer consumer finance products through 28 consumer finance offices in Pennsylvania and one in New York. The Bank maintains geographic diversification in its real estate loan portfolio by operating, through a subsidiary, four mortgage loan production offices in New York, two in Pennsylvania and two in South Carolina.


Consolidation

The consolidated financial statements include the accounts of the Bank and its wholly owned subsidiaries after elimination of all significant intercompany accounts and transactions.


Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include cash and amounts due from depository institutions and interest-bearing deposits in other financial institutions.


Marketable Securities

The Bank classifies marketable securities at the time of their purchase as either held-to-maturity, available-for-sale or trading securities in accordance with Statement of Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which it adopted as of July 1, 1994. If it is management's intent and the Bank has the ability to hold such securities until their maturity, these securities are classified as held-to-maturity and are carried on the Bank's books at cost, adjusted for amortization of premium and accretion of discount on a level yield basis. Alternatively, if it is management's intent at the time of purchase to hold securities for an indefinite period of time and/or to use such securities as part of its asset/liability management strategy, the securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses excluded from net earnings and reported as a separate component of shareholders' equity, net of tax. Securities available-for-sale include securities which may be sold in response to changes in interest rates, resultant prepayment risk or other market factors. The Bank has no securities classified as trading.

On December 31, 1995, the Bank reclassified marketable securities with an amortized cost of $121.2 million from held-to-maturity to available-for-sale. The net unrealized gain on the marketable securities reclassified was $758,000, net of income taxes, at the time of reclassification. The reclassification was in accordance with the Financial Accounting Standards Board ("FASB") special report, "A Guide to Implementation of Statement No. 115 on Accounting for Certain Investments in Debt and Equity Securities," that permitted this one-time reassessment.

Federal law requires a member institution of the Federal Home Loan Bank (FHLB) system to hold stock of its district FHLB according to a predetermined formula. This stock is recorded at cost and may be pledged to secure FHLB advances.


Loans Receivable

Loans are stated at their unpaid principal balance net of any deferred origination fees or costs. Interest income on loans is credited to income as earned. Interest earned on loans for which no payments were received during the month is accrued at month end. Interest accrued on loans more than ninety days delinquent is offset by a reserve for uncollected interest, and such loans are placed on a nonaccrual status.

The Bank has identified certain residential loans which will be sold prior to maturity. These loans are recorded at the lower of amortized cost or market value and are not significant as of June 30, 1996 and 1995.

Loan fees and certain direct loan origination costs are deferred, and the net deferred income or cost is then recognized using the level-yield method over the contractual life of the loans, adjusted for estimated prepayments.



Real Estate

Real estate owned (acquired by foreclosure or voluntarily conveyed by delinquent borrowers) is initially recorded at fair value at the time of acquisition and subsequently reported at the lower of its new cost basis or fair value less estimated costs to sell. Losses on real estate owned are charged to operations.



Provision for Loan Losses

Provisions for estimated losses on specific loans are charged to the allowance for loan losses when, in the opinion of management, a significant decline reduces the estimated fair value of the underlying collateral to less than its current carrying value. Provisions for estimated losses on the loan portfolios, other than those specifically identified, are charged to earnings in an amount that results in a general loss allowance sufficient, in management's judgment, to cover anticipated losses based on past and expected future loss experience and economic conditions.

The Bank adopted the provisions of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure," on July 1, 1995. Generally, all nonaccrual loans are deemed to be impaired. In addition, management, considering current information and events regarding the borrowers' ability to repay their obligations, considers a loan to be impaired when it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. In evaluating whether a loan is impaired, management considers not only the amount that the Bank expects to collect but also the timing of collection. Generally, if a delay in payment is insignificant (e.g., less than 30 days), a loan is not deemed to be impaired.

When a loan is considered to be impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or at the loan's market price or fair value of the collateral if the loan is collateral dependent. The majority of loans deemed to be impaired by management are collateral dependent. Loans are evaluated individually for impairment. Smaller balance, homogeneous loans (e.g., primarily consumer and residential mortgages) are evaluated collectively for impairment. Impairment losses are included in the allowance for possible loan losses. Impaired loans are charged-off when management believes that the ultimate collectibility of a loan is not likely.

Interest income on impaired loans is recognized using the cash basis method. Interest on impaired loans that are contractually past due ninety days and over is reserved.

The effects of the adoption of SFAS 114 and SFAS 118 were not material to the Bank's financial position or results of operations.



Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is accumulated on a straight-line basis over the estimated useful lives of the related assets. Estimated lives are forty to fifty years for buildings, five years for automobiles and five to twenty years for furniture and other equipment. Amortization of leasehold improvements is accumulated on a straight-line basis over the terms of the related leases or the useful lives of the related assets, whichever is shorter.



Savings Deposits

Interest on savings deposits is accrued and charged to expense monthly and is paid or credited in accordance with the terms of the accounts.

INCOME TAXES

Income tax expense is recognized after giving effect to special rules applicable to thrift institutions. The Bank joins with its wholly owned subsidiaries in filing a consolidated federal income tax return.

During fiscal 1994, the Bank adopted the FASB's SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). The cumulative effect of this change in accounting was recognized in the 1994 consolidated statement of income.

Pension Plan

The Bank has a noncontributory defined benefit pension plan. The net periodic pension cost has been calculated in accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pension."

Reclassification of Prior Year's Statements

Certain items previously reported have been reclassified to conform with the current year's reporting format.

The number of shares and related earnings per share have been restated to reflect a two-for-one stock split (see note 13).

Derivative Financial Instruments

In October 1994, the FASB issued SFAS No. 119, "Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS 119). SFAS 119 is effective for years ending after December 15, 1994. The Bank has no involvement with financial instruments that meet the definition of a derivative as defined by SFAS 119.

Earnings Per Share

Primary and fully diluted earnings per share are based on the weighted average number of common shares and common equivalent shares (using the treasury share method) outstanding during each period. The Bank's common equivalent shares consist of shares earned under the ESOP and the assumed conversion of outstanding stock options. The resulting number of shares used in computing primary and fully diluted earnings per share was 22,856,329 for the year ended June 30, 1996, and 22,634,800 for the period from November 5, 1994 (see note 2), to June 30, 1995. Earnings per share totaled $.77 for the year ended June 30, 1996, and $.47 per share for the period from November 5, 1994, to June 30, 1995.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when accounting for allowance for loan losses, realization of deferred tax assets, fair values of certain assets and liabilities, determination and carrying value of impaired loans, carrying value of real estate owned, carrying value and amortization of goodwill and other intangibles and employee benefit plans.

(2) Corporate Reorganization and Stock Issuance

On September 9, 1993, the Pennsylvania Department of Banking approved the Bank's conversion from a Pennsylvania-chartered mutual savings association to a Pennsylvania-chartered mutual saving bank. The conversion was effective as of September 10, 1993. On February 16, 1994, the Bank adopted a plan of reorganization into a Pennsylvania-chartered mutual holding company. The Bank received the approval of the Federal Reserve, the Department of Banking and the FDIC for transactions contemplated by the plan of reorganization, which authorized the Bank to offer stock in one or more public stock offerings up to a maximum of 49% of the issued and outstanding shares of its common stock. As a result of the offering in November 1994, Northwest Bancorp, MHC (mutual holding company) received 16,200,000 shares (70.1%) of Northwest Savings Bank (stock bank) stock. The Bank's ESOP purchased 552,000 shares.

Also as a result of the stock offering, Northwest Savings Bank received gross proceeds of $69,000,000. Expenses associated with the offering totaled $2,023,000, resulting in net capital additions to the Bank of $66,977,000. The Bank recorded common stock at par of $1,155,000 and paid-in capital of $65,822,000 from the stock issuance.



(3) Business Combinations


During fiscal 1996, the Bank completed the acquisition of two financial institutions: a commercial bank with assets of approximately $39,300,000 for $7,798,000 in cash and a savings bank with assets of approximately $45,600,000 for $7,230,000 in cash.

The acquisitions were recorded using the purchase method of accounting resulting in goodwill of approximately $6,500,000 which is being amortized over a 15-year period on a straight-line basis. The Bank also purchased a retail office facility and assumed deposits of $23,800,000 from another financial institution. The resulting deposit premium intangible of approximately $1,100,000 is also being amortized over a 15-year period on a straight-line basis.

During fiscal 1995, the Bank completed two minor acquisitions of: a consumer discount company with assets of approximately $13,000,000 and a mortgage banking company with assets of approximately $4,000,000. The acquisitions were recorded using the purchase method of accounting resulting in goodwill of approximately $1,900,000 which is being amortized over a 15-year period on a straight-line basis.

(4) Marketable Securities


Marketable securities at June 30, 1996, are as follows:

                                                                                          Gross             Gross
                                                                                     unrealized        unrealized
                                                                    Amortized           holding           holding          Market
                                                                         cost             gains            losses           value
                                                                -------------------------------------------------------------------
Held-to-maturity:

U.S. government and agencies:
  Due in one year or less                                       $      11,192                14               (15)         11,191
  Due after one year -- five years                                     42,644               587              (162)         43,069
Corporate debt issues due after ten years                                 250                31                --             281
Mortgage-backed securities:
  Fixed rate pass-through                                              11,063                --              (200)         10,863
  Variable rate pass-through                                            2,998               153                --           3,151
  Fixed rate CMO                                                          761                --               (25)            736
  Variable rate CMO                                                    87,110               654            (2,318)         85,446
                                                                --------------------------------------------------------------------
       Total mortgage-backed securities                               101,932               807            (2,543)        100,196
                                                                --------------------------------------------------------------------
       Total securities held-to-maturity                        $     156,018             1,439            (2,720)        154,737
                                                                ====================================================================

Available-for-sale:

U.S. government and agencies:
  Due in one year or less                                       $         450                --                (2)            448
  Due after one year -- five years                                     37,540               546              (178)         37,908
  Due after five years -- ten years                                       100                --                (1)             99
  Due after ten years                                                   8,993                --              (450)          8,543
Equity securities                                                       1,113             1,040               (12)          2,141
Corporate debt issues:
  Due in one year or less                                               1,098                 2                (1)          1,099
  Due after one year to five years                                        303                --                (2)            301
Municipal securities:
  Due in one year or less                                                  20                --                --              20
  Due after five years -- ten years                                     1,310                11               (16)          1,305
  Due after ten years                                                     100                --                (3)             97
Mortgage-backed securities:
  Fixed rate pass-through                                              51,328             1,496              (169)         52,655
  Variable rate pass-through                                            1,041                 8                (2)          1,047
  Fixed rate CMO                                                        1,854                12               (12)          1,854
  Variable rate CMO                                                   134,032             1,794            (1,868)        133,958
                                                                --------------------------------------------------------------------
       Total mortgage-backed securities                               188,255             3,310            (2,051)        189,514
                                                                --------------------------------------------------------------------
       Total securities available-for-sale                      $     239,282             4,909            (2,716)        241,475
                                                                ====================================================================

                                                                     (Continued)
48

Marketable securities at June 30, 1995, are as follows:


                                                                              Gross             Gross
                                                                         unrealized        unrealized
                                                         Amortized          holding           holding           Market
                                                              cost            gains            losses            value
                                                         --------------------------------------------------------------
Held-to-maturity:
U.S. government and agencies:
  Due in one year or less                                $   7,003               31               (26)           7,008
  Due after one year--five years                            45,775            1,131               (54)          46,852
  Due after five years--ten years                           12,402              823                --           13,225
Corporate debt issues due after ten years                      290               --                --              290
Mortgage-backed securities:
  Fixed rate pass-through                                   26,900              497              (110)          27,287
  Variable rate pass-through                                 3,726               98                --            3,824
  Fixed rate CMO                                             3,122               30               (39)           3,113
  Variable rate CMO                                        171,093              580            (5,305)         166,368
                                                         --------------------------------------------------------------
       Total mortgage-backed securities                    204,841            1,205            (5,454)         200,592
                                                         --------------------------------------------------------------
       Total securities held-to-maturity                 $ 270,311            3,190            (5,534)         267,967
                                                         ==============================================================
Available-for-sale:

Equity securities                                              688              726                --            1,414
Mortgage-backed securities:
  Fixed rate pass-through                                   36,046            1,712                --           37,758
  Variable rate pass-through                                   519               66                --              585
                                                         --------------------------------------------------------------
       Total mortgage-backed securities                     36,565            1,778                --           38,343
                                                         --------------------------------------------------------------
       Total securities available-for-sale               $  37,253            2,504                --           39,757
                                                         ==============================================================

Expected maturities for mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

The following table presents information regarding the issuers and the carrying value of the Bank's mortgage-backed securities:


                                                                           June 30,
                                                              --------------------------------
                                                                  1996                  1995
                                                              --------------------------------
       Mortgage-backed securities:
         FNMA                                                 $ 140,566               110,718
         GNMA                                                    39,729                38,187
         FHLMC                                                  109,438                91,704
         Other (nonagency)                                        1,713                 2,575
                                                              --------------------------------
           Total mortgage-backed securities                   $ 291,446               243,184
                                                              ================================

Marketable securities having a carrying value of $49,820,000 at June 30, 1996, were pledged to secure public deposits. During fiscal years 1996 and 1995, the Bank did not sell any marketable securities. During fiscal year 1994, the Bank sold marketable securities available-for-sale for $35,800,000 realizing a gross pretax profit of $3,029,000.

(5) Loans Receivable


Loans receivable at June 30, 1996 and 1995, are summarized in the table below:

                                                        1996               1995
                                                 ------------------------------

Real estate loans:
  One-to four-family                             $ 1,034,242            880,110
  Multi-family and commercial                         71,658             53,022
                                                 ------------------------------
       Total real estate loans                     1,105,900            933,132


Consumer loans:
  Home equity and home improvement                    38,146             40,547
  Education loans                                     47,842             39,315
  Loans on savings accounts                            6,543              5,930
  Other                                              159,532            119,611
                                                 ------------------------------
       Total consumer loans                          252,063            205,403


Commercial loans                                      67,045             56,788
                                                 ------------------------------
       Total loans receivable, gross               1,425,008          1,195,323


Deferred loan fees                                    (3,495)            (3,772)
Undisbursed loan proceeds (real estate loans)        (33,428)           (14,983)
Allowance for loan losses (real estate loans)         (9,662)            (8,102)
Allowance for loan losses (other loans)               (3,468)            (3,731)
                                                 ------------------------------
       Total loans receivable, net               $ 1,374,955          1,164,735
                                                 ==============================

As of June 30, 1996 and 1995, the Bank serviced loans for others approximating $85,865,000 and $60,303,000, respectively. These loans serviced for others are not assets of the Bank and are appropriately excluded from the Bank's financial statements.

At June 30, 1996, approximately 90% of the Bank's net loan portfolio was secured by properties located in Pennsylvania. The Bank does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

Loans receivable at June 30, 1996, include $207,156,000 of adjustable rate loans and $1,217,852,000 of fixed rate loans.

In the normal course of business, the Bank extends credit in the form of mortgage commitments, undisbursed lines of credit and standby letters of credit. These off-balance sheet instruments involve, to various degrees, elements of credit and interest rate risk not reported in the consolidated statement of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contract amount of the financial instrument. The Bank uses the same credit policies in making commitments for off-balance sheet financial instruments as it does for on-balance sheet instruments. Financial instruments with off-balance sheet risk as of June 30, 1996 and 1995, are presented in the following table:


                                                    1996            1995
                                                -------------------------

Mortgage loan commitments                        $22,682          18,618
Undisbursed lines of credit                       53,620          51,100
Standby letters of credit                          1,889           2,702
                                                -------------------------
                                                 $78,191          72,420
                                                =========================

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary, by the Bank upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies but generally may include cash, marketable securities and property.

Outstanding mortgage loan commitments at June 30, 1996, for fixed and adjustable rate loans, are $21,286,000 and $1,396,000, respecitvely. The interest rates on these commitments approximate market rates at June 30, 1996.

As discussed in note 1 on July 1, 1995, the Bank adopted SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." All of the Bank's non-accrual loans, which totalled $9,481,000 at June 30, 1996, are considered to be impaired loans. Average impaired loans during 1996 were $10,394,000. All of the Bank's impaired loans at June 30, 1996 were collateral dependent. Since at June 30, 1996, the value of the collateral for each impaired loan exceeded the carrying value of the impaired loan, no impairment reserve was established.

Nonaccrual loans at June 30, 1995, were $10,424,000. The foregone interest on nonaccrual loans for the years ended June 30, 1995 and 1994, was $870,000 and $1,033,000, respectively. There were no commitments to lend additional funds to debtors on nonaccrual status.

(6) Accrued Interest Receivable

Accrued interest receivable as of June 30, 1996 and 1995, is presented in the following table:


                                               1996          1995
                                             ---------------------
Investment securities                        $ 1,787        1,401
Mortgage-backed securities                     1,114          784
Loans receivable                               6,598        5,142
                                             ---------------------
                                             $ 9,499        7,327
                                             =====================

(7) Allowance for Estimated Losses

Changes in the allowance for losses on loans receivable for the years ended June 30, 1996, 1995 and 1994, are presented in the following table:


                                               1996          1995         1994
                                             ----------------------------------
Balance, beginning of fiscal year            $ 11,833       11,238      10,999
  Provision                                     1,502        1,098       1,728
  Charge-offs                                  (1,333)      (1,071)     (1,620)
  Acquisitions                                    700          235          --
  Recoveries                                      428          333         131
                                             ----------------------------------
Balance, end of fiscal year                  $ 13,130       11,833      11,238
                                             ==================================

                                                                              51

Management believes that the allowance for estimated losses is adequate as of June 30, 1996. While management uses available information to provide for losses, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.


(8) Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank system. As a member, the Bank maintains an investment in the capital stock of the Federal Home Loan Bank of Pittsburgh, at cost, in an amount not less than 1% of its outstanding home loans or 1/20 of its outstanding notes payable to the Federal Home Loan Bank of Pittsburgh, whichever is greater, as calculated at December 31 of each year.


(9) Premises and Equipment

Premises and equipment at June 30, 1996 and 1995, are summarized by major classification in the following table:


                                                      1996         1995
                                                  ---------------------
Land and land improvements                        $  2,250        1,976
Office buildings and improvements                   18,437       14,832
Furniture, fixtures and equipment                   13,156       12,081
Leasehold improvements                               2,862        2,752
                                                  ---------------------
     Total, at cost                                 36,705       31,641

  Less accumulated depreciation and amortization    18,937       17,120
                                                  ---------------------
     Premises and equipment, net                  $ 17,768       14,521
                                                  =====================


Depreciation and amortization expense for the years ended June 30, 1996, 1995 and 1994, was $1,645,000, $1,570,000 and $1,468,000, respectively.

Premises used by certain of the Bank's branches are occupied under formal operating lease arrangements. The leases expire on various dates through 2012. Minimum annual rentals by fiscal year are summarized in the following table:

                       1997                $ 1,128
                       1998                    971
                       1999                    612
                       2000                    474
                       2001                    243
                       Thereafter              934
                                           -------
                           Total           $ 4,362
                                           =======

Rental expense for the years ended June 30, 1996, 1995 and 1994, was $1,268,000, $1,016,000 and $908,000, respectively.

(10) Savings Deposits

Savings deposit balances at June 30, 1996 and 1995, are as shown in the table below:


                                                      Weighted                        Weighted
                                                  average rate          1996      average rate        1995
                                              at June 30, 1996        Amount  at June 30, 1995      Amount
                                           ----------------------------------------------------------------
Passbook accounts                                       % 3.30   $   296,099            % 3.32 $   287,783
Interest-bearing checking accounts                        2.01       195,019              2.07     168,813
Money market deposit accounts                             3.37        82,552              3.26      74,704
Certificates of deposit
  2.00% to 2.99%                                          2.25            36                --          --
  3.00% to 3.99%                                          3.56         7,812              3.38       3,667
  4.00% to 4.99%                                          4.66       138,758              4.45     112,150
  5.00% to 5.99%                                          5.35       409,023              5.34     258,592
  6.00% to 6.99%                                          6.16       242,428              6.20     267,233
  7.00% to 7.99%                                          7.07        69,629              7.13      92,046
  8.00% and greater                                       8.41         8,691              8.15      18,947
                                           ----------------------------------------------------------------
                                                                 $ 1,450,047                   $ 1,283,935
                                           ================================================================

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $80,618,000 at June 30, 1996.

The following table summarizes the contractual maturity of the certificate accounts:


                                              1996          1995
                                           ------------------------
Due within 12 months                       $  512,392       385,340
Due between 12 and 24 months                  196,962       147,268
Due between 24 and 36 months                   62,577       103,815
After 36 months                               104,446       116,212
                                           ------------------------
                                           $  876,377       752,635
                                           ========================

The following table summarizes the interest expense incurred on the respective savings deposits:

                                                       Years ended
                                                        June 30,
                                          --------------------------------------
                                              1996          1995          1994
                                          --------------------------------------
Passbook accounts                         $  9,322         10,414        10,499
Interest-bearing checking accounts           3,396          3,163         3,099
Money market deposit accounts                2,595          2,555         2,758
Certificate accounts                        46,348         37,150        30,280
                                          --------------------------------------
                                          $ 61,661         53,282        46,636
                                          ======================================


(11) Borrowed Funds

Borrowed funds at June 30, 1996 and 1995, are presented in the following table:

                                                    1996                1995
                                             -----------------------------------
Notes payable to the Federal Home Loan
   Bank of Pittsburgh:

    5.56%, due 07/01/96                        $  10,000                  --
    5.39%, due 07/02/96                           25,000                  --
    5.44%, due 07/05/96                           20,000                  --
    5.41%, due 07/11/96                           20,000                  --
    5.46%, due 07/12/96                           20,000                  --
    5.48%, due 07/29/96                           20,000                  --
    4.49%, due 08/02/96                            1,459                  --
    5.61%, due 10/15/96                           20,000                  --
    5.64%, due 07/03/95                               --               2,000
    4.82%, due 02/20/96                               --              20,000
    4.73%, due 07/09/96                            3,000               3,000
    4.78%, due 07/15/96                            4,000               4,000
    8.95%, due 09/11/96                            1,000               1,000
    6.88%, due 01/17/97                            2,000               2,000
    7.17%, due 04/08/97                            2,000               2,000
    6.64%, due 07/01/97                            2,000               2,000
    5.20%, due 07/09/97                            3,000               3,000
    5.21%, due 07/14/97                            4,000               4,000
    8.95%, due 09/11/97                            1,000               1,000
    5.45%, due 07/09/98                            3,000               3,000
    5.46%, due 07/14/98                            4,000               4,000
    5.85%, due 08/10/98                           10,000              10,000
    5.52%, due 08/10/98                           20,000              20,000
    7.56%, due 04/08/99                            2,000               2,000
    7.18%, due 07/01/99                            2,000               2,000
    3.00%, due 01/22/03                              200                 200
    4.00%, due 02/25/04                              150                 150
    3.50%, due 03/23/14                              234                 240
    5.00%, due 05/12/15                              560                 572
                                             -----------------------------------
                                                 200,603              86,162

    ESOP note payable, variable rate equal
      to prime, payable in 5 annual
      installments of $862 excluding interest
      beginning January 1996 (note 14)             3,328               4,312

    Revolving lines of credit, aggregate
      limit of $5,200, due on demand,
      weighted average rate of 8.54% at
      June 30, 1995                                   --               2,979

Investor notes payable, weighted average
      rate of .15% and 9.07%, due various
      dates through 1996                           7,830               9,186

Securities sold under agreements to
 repurchase, 6.10%, due November 4, 1995              --                 800
                                             -----------------------------------
                                               $ 211,761             103,439
                                             ===================================

Advances from the Federal Home Loan Bank of Pittsburgh are secured by the Bank's investment securities, mortgage-backed securities and qualifying residential first mortgage loans, to the extent that the defined statutory value must be at least 120% of the amount of the notes outstanding. Certain of these advances are subject to restrictions or penalties in the event of prepayment.

The securities sold under agreements to repurchase are collateralized by various securities held in safekeeping by the Federal Home Loan Bank of Pittsburgh. The market value of such securities exceeds the value of the securities sold under agreements to repurchase. The average amount of agreements outstanding in fiscal year 1996 was $266,667. The maximum amount of security repurchase agreements outstanding during fiscal year 1996 was $800,000.


(12) Income Taxes


The Bank adopted SFAS 109 effective July 1, 1993, on a prospective basis, with the cumulative effect of this accounting change resulting in an increase in the financial statement deferred tax asset of $2,070,000, with a corresponding credit to net income.

Total income tax expense (benefit) was allocated for the years ended June 30, 1996, 1995 and 1994, as follows:


                                                                1996                  1995                1994
                                                           ------------------------------------------------------
Income before income taxes and
  cumulative effect of accounting change                     $ 10,803                10,181              11,191
Shareholders' equity for unrealized gain on securities           (109)                  939                  --
                                                           ------------------------------------------------------
                                                             $ 10,694                11,120              11,191
                                                           ======================================================

Income tax expense (benefit) applicable to income before taxes consists of:

                                                                                   Year ended
                                                                                    June 30,
                                                           ------------------------------------------------------
                                                                1996                  1995                1994
                                                           ------------------------------------------------------
Current                                                      $ 10,203                10,101              11,197
Deferred                                                          600                    80                  (6)
                                                           ------------------------------------------------------
                                                             $ 10,803                10,181              11,191
                                                           ======================================================

The significant components of deferred income tax expense (benefit) are as follows:

                                                                                  June 30,
                                                           ------------------------------------------------------
                                                                1996                  1995                1994
                                                           ------------------------------------------------------
Deferred income tax expense (benefit)                           $ 571                   (44)               (151)
NOL carryforward                                                   29                   124                 145
                                                           ------------------------------------------------------
                                                                $ 600                    80                  (6)

A reconciliation from the expected federal statutory income tax rate to the effective rate, expressed as a percentage of pretax income is as follows:

                                                                             Years ended
                                                                               June 30,
                                                         ---------------------------------------------------
                                                             1996                 1995                 1994
                                                         ---------------------------------------------------
Expected tax rate                                           % 35.0                35.0                 35.0
Tax-exempt interest income                                    (1.9)               (1.1)                 (.5)
State income tax, net of federal and state taxes               4.7                 3.8                  5.5
Other differences, net                                          .4                  .8                  1.2
                                                         ---------------------------------------------------
Effective tax rate                                          % 38.2                38.5                 41.2
                                                         ===================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1996 and 1995, are presented below:

                                                             1996                 1995
                                                         --------------------------------
Deferred tax assets:
  Deferred fee income                                      $   830               1,319
  Deferred compensation expense                                762                 745
  Net operating loss carryforwards                             257                 285
  Bad debts                                                    963               1,336
  Pension expense                                              166                  74
  Other                                                      1,278               1,109
                                                         --------------------------------
                                                             4,256               4,868

Deferred tax liabilities:
  Marketable securities                                        830                 939
  Other                                                        202                 214
                                                         --------------------------------
                                                             1,032               1,153
                                                         --------------------------------
      Net deferred tax asset                               $ 3,224               3,715
                                                         ================================

The Bank has determined that no valuation reserve is necessary for the deferred tax asset since it is more likely than not that the deferred tax asset will be realized through carryback to taxable income in prior years, future reversals of existing temporary differences and, to a lesser extent, through future taxable income. The Bank will continue to review the criteria related to the recognition of deferred tax assets on a quarterly basis.

Under provisions of the Internal Revenue Code, the Bank has approximately $735,000 of net operating losses which expire in years 2005 through 2008. These net operating losses which are subject to an annual use limitation were acquired from institutions that were previously merged into the Bank.

On August 20, 1996, federal legislation was enacted which will eliminate the percentage of taxable income bad debt deduction for thrift institutions for tax years beginning after December 31, 1995. This new legislation also requires a thrift to generally recapture the excess of its current tax reserves in excess of its 1987 base year reserves. As the Bank has previously provided deferred taxes on this amount, no financial statement tax expense should result from this new legislation.

(13) Shareholders' Equity


In April 1996, the Board of Directors of the Bank authorized a two-for-one common stock split in the form of a stock dividend. The additional shares resulting from the split were distributed on May 15, 1996, to shareholders of record on May 3, 1996.

Retained earnings are partially restricted in connection with regulations related to the insurance of savings accounts which require the Bank to maintain certain statutory reserves. The Bank may not pay dividends on or repurchase any of its common stock if the effect thereof would reduce net worth below the level of adequate capitalization as defined by the Federal Deposit Insurance Corporation (FDIC) and the Pennsylvania Department of Banking.

The Bank was permitted, as of June 30, 1996, under the Internal Revenue Code (the Code) to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Bad debt deductions for income tax purposes are included in taxable income of later years only if the bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained income at June 30, 1996, includes approximately $25,584,000 representing such bad debt deductions for which no deferred income taxes have been provided.

(14) Employee Benefit Plans


Pension Plans

The Bank maintains noncontributory defined benefit pension plans covering substantially all of the Bank's employees and the members of the Board of Directors. In addition, the Bank has an unfunded Supplemental Executive Retirement Plan (SERP) to compensate those executive participants eligible for the Bank's defined benefit pension plan whose benefits are limited by section 415 of the Code of the Internal Revenue Service (which caps annual benefits at $150,000 beginning in 1994).

The Bank also sponsors a retirement savings plan in which substantially all employees participate. The Bank provides a matching contribution of 50% of employee contributions to a maximum of 6% of employee compensation.

Total expense for all retirement plans, including defined benefit pension, was approximately $1,762,000, $1,426,000 and $1,350,000 for the years ended
June 30, 1996, 1995 and 1994, respectively. Net periodic pension cost for the Bank's defined benefit pension plans consist of the following:

                               Years ended June 30,
                           1996        1995       1994
                         ------------------------------
Service cost             $   670        631        749
Interest cost                775        627        538
Actual return
  on plan assets          (1,291)      (473)      (427)
Net amortization
  and deferral             1,076        337        227
                         ------------------------------
Net periodic
  pension cost           $ 1,230      1,122      1,087
                         ==============================

The following table sets forth, for the Bank's defined benefit pension plans, the Plans' funded status and amounts recognized in the Bank's consolidated statements of financial condition at June 30, 1996 and 1995:

                                                      1996              1995
                                                 ----------------------------
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including
    vested benefits of $9,512 and
    $8,114, respectively                         $  (9,953)           (8,511)
                                                 ============================

  Projected benefit obligation                     (12,881)          (11,135)
  Plan assets at fair value                         10,245             8,124
                                                 ----------------------------
  Projected benefit obligation
    in excess of plan assets                        (2,636)           (3,011)
  Unrecognized transition asset                       (459)             (500)
  Unrecognized net loss                              1,351             1,712
  Unrecognized prior service cost                    1,082             1,400
  Adjustment to recognize minimum liability            (64)             (347)
                                                 ----------------------------
  Prepaid (accrued) pension cost                 $    (726)             (746)
                                                 ============================

The following table sets forth the assumptions used to develop the net pension cost:

                                                     Years ended June 30,
                                                1996        1995        1994
                                             -----------------------------------
Discount rate                                   %  7           7           7
Expected long-term rate of return on assets        7           7           7
Rate increase in compensation levels               4           4           4

Postretirement Healthcare Plan

In addition to pension benefits, the Bank provides postretirement healthcare benefits for certain employees who were employed as of October 1, 1993, and were at least 55 years of age on that date. Effective July 1, 1993, the Bank adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS 106). SFAS 106 requires the accrual method of accounting for postretirement benefits other than pensions. Previously, the Bank accounted for these benefits on a pay-as-you-go (cash) basis. At the time of the adoption of SFAS 106, the Bank recorded the entire transition obligation of $574,000.

Net periodic cost for the Bank's postretirement healthcare benefits consist of the following:

                                                    Years ended June 30,
                                                1996        1995        1994
                                             -----------------------------------
Service cost                                   $  71          64          60
Interest cost                                     81          65          56
Recognition of transition obligation              --          --         574
                                             -----------------------------------
Net periodic cost                              $ 152         129         690
                                             ===================================

The following table sets forth the funded status of the Bank's postretirement healthcare benefit plan and the amounts recognized in the Bank's consolidated statements of financial condition at June 30, 1996 and 1995:


                                                  1996          1995
                                             -----------------------
Accumulated benefit obligation                  $ (997)         (856)
Plan assets at fair value                          ---           ---
                                             -----------------------
Accumulated benefit obligation in excess
  of plan assets                                  (997)         (856)
Unrecognized net loss                                2            37
                                             -----------------------
Accrued postretirement benefit cost             $ (995)         (819)
                                             =======================

The assumptions used to develop the preceding information for postretirement healthcare benefits are as follows:


                                                       Years ended June 30,
                                                  1996        1995            1994
                                         -----------------------------------------
Discount rate                                %       7             7             7
Monthly cost of healthcare insurance
  per beneficiary                            $  102.74         93.40         81.00
Annual increase in healthcare costs          %       8             8             8

Employee Stock Ownership Plan

The Bank has established a leveraged employee stock ownership plan (ESOP) for employees who have attained age 21 and who have completed a 12-month period of employment with the Bank during which they worked at least 1,000 hours. The Bank makes annual contributions to the ESOP equal to the ESOP's debt service less the dividends received on unearned ESOP shares. The ESOP shares are pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and become eligible for allocation to employee accounts. Actual ESOP share allocations to employee accounts are based on each employee's relative portion of the Bank's total eligible compensation recorded during the year shares are earned.

The Bank accounts for its ESOP in accordance with AICPA Statement of Position 93-6. Accordingly, the debt of the ESOP is recorded as debt and the shares pledged as collateral are reported as unearned ESOP shares in the Bank's consolidated statement of financial condition. As shares are earned, the Bank reports compensation expense equal to the current market price of the shares, and the shares become outstanding for earnings-per-share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are paid to the trustee for debt service. ESOP compensation expense was $1,359,000 and $1,300,000 for the fiscal years ended June 30, 1996 and 1995, respectively.

The ESOP shares as of June 30, 1996 and 1995, were as follows:


                                               1996         1995
                                           ----------------------
Allocated shares                            215,104      115,412
Shares released for
  allocation                                     --           --
Earned shares not yet
  released for allocation                        --           --
Unearned shares                             336,896      436,588
                                           ----------------------
                                            552,000      552,000
                                           ======================

Fair value of unearned
  shares at June 30                         $ 3,790        4,202
                                           ======================

Recognition and Retention Plan

On November 21, 1995, the Bank established the Northwest Savings Bank Recognition and Retention Plan for Employees and Outside Directors (RRP). The objective of the RRP is to enable the Bank to provide directors, officers and employees with a proprietary interest in the Bank as an incentive to contribute to its success. The number of common shares issued and granted under the RRP was 276,000 (total market value of $3,243,000 at issuance date). Shares of common stock granted pursuant to the RRP will be in the form of restricted stock and generally will be payable over a five-year period at the rate of 20% per year, commencing on the date of the award grant. Compensation expense, in the amount of the fair market value of the common stock at the date of the grant, will be recognized pro rata over the five years during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares, while restricted, may not be sold, pledged or otherwise disposed of and are required to be held in a trust.


Stock Option Plan

On November 21, 1995, the Bank adopted the Northwest Savings Bank 1995 Stock Option Plan (Stock Option Plan). The objective of the Stock Option Plan is to provide an additional performance incentive to the Bank's employees and outside directors. The Stock Option Plan authorizes the grant of stock options and limited stock appreciation rights for 690,000 shares of the Bank's common stock. On December 20, 1995, the Bank granted 121,000 nonstatutory stock options to its outside directors at an exercise price of $11.16 per share (95% of the Bank's common stock fair market value per share at grant date) and 463,000 incentive stock options to employees at an exercise price of $11.75 per share. These options are exercisable for a period of ten years from the grant date with each recipient vesting at the rate of 20% per year commencing with the grant date. The remaining 106,000 options are to be granted to employees as incentive stock options at an exercise price equal to the Bank's common stock fair value per share at grant date. During the year ended June 30, 1996, no options were exercised.


SFAS No. 123, "Accounting for Stock-Based Compensation"

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). SFAS 123 establishes a fair value based method of accounting for stock-based compensation plans. SFAS 123 permits entities to expense an estimated fair value of employee stock options or to continue to measure compensation cost for these plans using the intrinsic value accounting method contained in APB Opinion No. 25. Entities that elect to continue to use the intrinsic value method must provide pro forma disclosures of net income and earnings per share as if the fair value method of accounting has been applied. This standard will become effective in fiscal 1997.

The Bank is currently analyzing the impact of adoption of the standard on the consolidated financial statements; however, the adoption and concurrent application is not expected to have a material impact.


(15) Disclosure About Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value Financial Instruments" (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated statement of financial condition. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Bank. The carrying amounts reported in the consolidated statement of financial condition approximate fair value for the following financial instruments: cash on hand and non-interest-earning deposits in other institutions, accrued interest receivable and accrued interest payable.

The market value of marketable securities exceeded book value by $1,281,000 and $2,344,000 at June 30, 1996 and 1995, respectively. Estimated market values are based on quoted market prices, dealer quotes and prices obtained from independent pricing services. Refer to note 4 of the consolidated financial statements for the detail of type of investment products.

The net carrying value of loans exceed the market value at June 30, 1996, by approximately $12,008,0000 and was $13,100,000 less than the market value of loans at June 30, 1995. Loans with comparable characteristics including collateral and repricing structures were segregated for valuation purposes. Each loan pool was separately valued utilizing a discounted cash flow analysis. Projected monthly cash flows were discounted to present value using a market rate for comparable loans. Characteristics of comparable loans included remaining term, coupon interest and estimated prepayment speeds. Delinquent loans were evaluated separately given the impact delinquency has on the projected future cash flow of the loan and the approximate discount or market rate.

The carrying amounts and estimated fair values of deposits at June 30, 1996 and 1995, are as follows:

                          -------------------------------------------------------
                            Carrying      Estimated      Carrying    Estimated
                              amount     fair value        amount   fair value
                          -------------------------------------------------------
NOW and MMDA accounts     $  277,571        277,571       243,517      243,517
Passbook accounts            296,099        296,099       287,783      287,783
Time deposits                876,377        871,873       752,635       75,227
                          -------------------------------------------------------
   Total Deposits         $1,450,047      1,445,543     1,283,935    1,283,572

The carrying amounts of NOW, MMDA and passbook accounts approximate their fair values. The fair value estimates above do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the market. Fair values for time deposits are estimated using a discounted cash flow calculation that applies contractual cost currently being offered in the existing portfolio to current market rates being offered locally for deposits of similar remaining maturities. The valuation adjustment for the portfolio consists of the present value of the difference of these two cash flows, discounted at the assumed market rate of the corresponding maturity.

The carrying amounts of borrowed funds exceeded their estimated fair value at June 30, 1996 and 1995, by $1,384,000 and $1,400,000, respectively. Variable rate advances, investor notes payable and lease payable were estimated to approximate their carrying amounts. The fixed rate advances were valued by comparing their contractual cost to the prevailing market cost.


(16) Contingent Liabilities

The Bank is subject to a number of asserted and unasserted claims encountered in the normal course of business. One of the claims involves an individual who purports to have subscribed for stock when the Bank reorganized into a mutual holding company and who seeks to represent all persons who subscribed for and purchased stock during the reorganization. The plaintiff alleges that the Bank's offering circular, which was issued as part of the reorganization, was deficient. On November 17, 1995, the District Court dismissed all federal claims against the defendants with prejudice and dismissed the remaining claims without prejudice. On December 14, 1995, the plaintiff appealed the District Court's decision to the United States Court of Appeals for the Third Circuit. Management intends to continue to vigorously defend against this action. The ultimate outcome of this litigation cannot presently be determined. Accordingly no provision for liability, if any, that may result has been recorded in the consolidated financial statements.

The undercapitalized status of the FDIC's Savings Association Insurance Fund
(SAIF) has resulted in various legislative proposals to recapitalize the SAIF which, if enacted, would require thrifts like Northwest Savings Bank to pay a one-time charge of $.85 to $.90 for every $100 of deposits as of March 31, 1995, to recapitalize the depleted insurance fund. This could result in a one-time charge of approximately $10,7000,000 to $11,400,000 on a pre-tax basis ($6,400,000 to $6,800,000 after tax) to the Bank.



(17) Regulatory Capital
     Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of June 30, 1996, the Bank exceeds all capital adequacy requirements to which it is subject.

As of February 28, 1996, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios as of June 30, 1996, are presented in the following table:

                                                                  To be well
                              Actual        Required Capital      capitalized
                        -------------------------------------------------------
                         Amount     Ratio    Amount    Ratio    Amount    Ratio
                        -------------------------------------------------------

As of June 30, 1996
  Total capital
    (to risk-
    weighted assets)     $ 191,863  % 19.9   $ 77,269  $ 8.0    $ 96,586  % 10.0

Tier I capital
    (to risk-
    weighted assets)       179,777    18.6     38,634    4.0      57,952     6.0

Tier I capital
    (to average assets)    179,777     9.9     54,708    3.0/(1)/ 91,179     5.0

/(1)/ The FDIC has indicated that the most highly rated institutions which meet certain criteria will be required to maintain a ratio of 3%, and all other institutions will be required to maintain an additional capital cushion of 100 to 200 basis points. As of June 30, 1996, the Bank had not been advised of any additional requirements in this regard.

(18) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                          Three months ended
                                                     ----------------------------------------------------------
                                                      September 30      December 31      March 31      June 30
                                                     ----------------------------------------------------------
                                                                 (in thousands, except per share data)
                                                     ----------------------------------------------------------
1996

Interest income                                        $  92,328            32,743         33,716        36,343
Interest expense                                          16,309            16,723         17,098        18,507
                                                     ----------------------------------------------------------
Net interest income                                       16,019            16,020         16,618        17,836

Provision for possible loan losses                           280               115            190           917
Noninterest income                                         1,086             1,026          1,059           954
Noninterest expenses                                       9,320            10,324          9,906        11,277
                                                     ----------------------------------------------------------
Income before income taxes                                 7,505             6,607          7,581         6,596

Provision for income taxes                                 2,987             2,697          3,027         2,092
                                                     ----------------------------------------------------------
Net income                                             $   4,518             3,910          4,554         4,504
                                                     ==========================================================

Earnings per share                                         $ .20               .17            .20           .20
                                                     ==========================================================


                                                                          Three months ended
                                                     ----------------------------------------------------------
                                                      September 30      December 31      March 31      June 30
                                                     ----------------------------------------------------------
                                                                 (in thousands, except per share data)
                                                     ----------------------------------------------------------
1995

Interest income                                        $  28,052            29,064         29,883        31,159
Interest expense                                          13,599            13,957         14,510        16,060
                                                     ----------------------------------------------------------
Net interest income                                       14,453            15,107         15,373        15,099

Provision for possible loan losses                           208               281            291           318
Noninterest income                                         1,139             1,067          1,188         1,118
Noninterest expenses                                       9,012             9,097          9,387         9,475
                                                     ----------------------------------------------------------
Income before income taxes                                 6,372             6,796          6,883         6,424

Provision for income taxes                                 2,537             2,686          2,535         2,423
                                                     ----------------------------------------------------------
Net income                                             $   3,835             4,110          4,348         4,001
                                                     ==========================================================

Earnings per share (1)                                     $ ---               .10            .19           .18
                                                     ==========================================================


(1) Earnings per share information is only applicable for the last three quarters of fiscal 1995 as the Bank did not complete its stock offering until November 4, 1994. See note 1, "Earnings Per Share."

       N O R T H W E S T     S A V I N G S     B A N K

Corporate Information
---------------------

Annual Meeting:
October 30, 1996
11:00 A.M.
Knights of Columbus Hall
219 Second Avenue
Warren, Pennsylvania 16365

Stock Listing:
Northwest Savings Bank's common stock
is traded in the NASDAQ National
Stock Market under the symbol "NWSB."
The stock is listed as NWSvgBK" in the
NASDAQ section in the financial pages of most major newspapers.

Transfer Agent and Registrar
Address changes and all shareholder
inquires should be directed to:

American Stock Transfer and Trust Company
40 Wall Street
New York, New York 10005
1-800-937-5449

Investor Information
Analysts, investors and others
requesting additional financial
information may contact:

William J. Wagner
Executive Vice President and Chief Financial Officer

Northwest Savings Bank
Liberty Street at Second Avenue
P.O. Box 128
Warren, Pennsylvania 16365
814-726-2140

Auditors:
KPMG Peat Marwick LLP
One Mellon Bank Center
Pittsburgh, Pennsylvania 15219

Securities Counsel:
Luse, Lehman, Gorman, Pomerenk & Schick
5335 Wisconsin Avenue N.W.
Suite 400
Washington, D.C. 20015

Board of Directors

John O. Hanna                 President, Chief Executive Officer
                              of Northwest Savings Bank

William J. Wagner             Executive Vice President, Chief
                              Financial Officer and Treasurer of
                              Northwest Savings Bank

Richard L. Carr               Retired Superintendent of Titusville
                              Area School District

Thomas K. Creal, III          Partner in architectural firm of Creal,
                              Hyde & Larson

John J. Doyle                 President of Perry Construction Company

Robert G. Ferrier             President of Ferrier Hardware, Inc. and
                              Drexel Realty

Taylor W. Foster              Retired Vice President and General Manager
                              of News-Herald Printing Co. and Venango Newspapers

Dr. Robert L. Lasher          Retired physician and surgeon, Surgical
                              Associates of Erie

Dr. Richard E. McDowell       President of the University of Pittsburg at
                              Bradford

James H. Olay                 Retired Chairman of the Board and Chief Executive
                              Officer for Ridgeway Powdered Metals, Inc.
                              Mr. Olay passed away in June, 1996.

Joseph T. Stadler             Retired Vice President - Manufacturing of
                              Superior Bronze Corporation

Walter J. Yahn                Chairman of the Board, Founder & Chief Executive
                              of Erie Advanced Manufacturing Company

John S. Young                 Retired President and Sales Manager for
                              Young Brothers Electronics, Inc.

Corporate Officers


John O. Hanna              President, Chief Executive Officer

William J. Wagner          Executive Vice President, Chief Financial
                           Officer, Treasurer

James E. Vecellio          Senior Vice President, Operations

Gregory C. LaRocca         Vice President, Administration

John M. Blair              Vice President, Mortgage Lending

Raymond R. Parry           Vice President, Consumer Lending

Timothy A. Huber           Vice President, Commercial Lending

Robert G. Norton           Vice President, Human Resources

Robert A. Ordiway          Vice President, Region Manager

Donald C. Meyers           Vice President, Erie Region Manager

Douglas P. Wilson          Vice President, Chief Appraiser

Richard F. Seibel          Corporate Auditor


Northwest Consumer

Discount Company

Raymond R. Parry           President

Robert J. Irvin            Senior Vice President

John E. Hall               Assistant Vice President, Regional Manager


Northwest Mortgage

Corporation

Robert O. Rogers           President

SUBSIDIARIES OF THE BANK
------------------------

Northwest Financial Services, Inc., a Pennsylvania corporation
Great Northwest Corporation, a Pennsylvania corporation

Northwest Consumer Discount Company, Inc., a Pennsylvania corporation which operates under this name in four location in Western and Central Pennsylvania and also operates:

     d/b/a Northwest Finance Company in Jamestown, NY, a New York Corporation d/b/a Butler Consumer Discount Company in eight locations in Southwestern PA d/b/a Preis Consumer Discount Company in five locations in Central PA d/b/a Uniontown Financial Services in Uniontown, PA d/b/a Erie Consumer Discount in Erie, PA d/b/a Franklin Consumer Discount in Franklin, PA d/b/a Corry Consumer Discount in Corry, PA d/b/a Community Consumer Discount in Warren, PA d/b/a Thrift Financial Services in Indiana, PA d/b/a Clearfield Consumer Discount in Clearfield, PA d/b/a Titusville Consumer Discount in Titusville, PA d/b/a Lewistown Consumer Discount in Lewistown, PA d/b/a Friendly Loan Consumer Discount in Jeannette, PA d/b/a Zelie Consumer Discount in Zelienople, PA d/b/a Johnstown Consumer Discount in Johnstown, PA

Northwest Mortgage Corporation, a Delaware corporation
Northwest Capital Group, Inc., a Pennsylvania corporation
Rid-Fed Inc., a Pennsylvania corporation
Power Funding Group, Inc., a New York corporation

                                   EXHIBIT 9


                            SUBSIDIARIES OF THE BANK

                            SUBSIDIARIES OF THE BANK
                            ------------------------

Northwest Financial Services, Inc., a Pennsylvania corporation
Great Northwest Corporation, a Pennsylvania corporation
Northwest Consumer Discount Company, Inc., a Pennsylvania corporation which operates under this name in four locations in Western and Central Pennsylvania and also operates:
     d/b/a Northwest Finance Company in Jamestown, NY, a New York Corporation d/b/a Butler Consumer Discount Company in eight locations in Southwestern PA d/b/a Press Consumer Discount Company in five locations in Central PA d/b/a Uniontown Financial Services in Uniontown, PA d/b/a Erie Consumer Discount in Erie, PA d/b/a Franklin Consumer Discount in Franklin, PA d/b/a Corry Consumer Discount in Corry, PA d/b/a Community Consumer Discount in Warren, PA d/b/a Thrift Financial Services in Indiana, PA d/b/a Clearfield Consumer Discount in Clearfield, PA d/b/a Titusville Consumer Discount in Clearfield, PA d/b/a Lewistown Consumer Discount in Lewistown, PA d/b/a Friendly Loan Consumer Discount in Jeannette, PA d/b/a Zelie Consumer Discount in Zelienople, PA
Northwest Mortgage Corporation, a Delaware corporation
Northwest Capital Group Inc., a Pennsylvania corporation
Rid-Fed Inc., a Pennsylvania corporation
Power Funding Group, Inc., a New York corporation